UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Extraordinary General Meeting (EGM) March 04, 2020 Extraordinary General Meeting (EGM) March 04, 2020

INDEX Invitation 3 Call Notice 4 Distance Voting Ballot Form 6 Items to be discussed in the Extraordinary General Meeting (EGM): I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras 9 Annex I – Protocol and Justification of the Incorporation of e-PETRO 11 Annex II – Appraisal Report 23 Annex III – Contract with Loundon Blomquist 30 Annex IV – Fiscal Council meeting extract and opinion about the incorporation of e- 57 PETRO Annex V – Forms related to Incorporation (in accordance with Exhibit 20A and 21 of 61 CVM Instruction 481) Annex VI – Statement of Investment Committee report about the incorporation of e- 80 PETRO Annex VII – Statement of Board of Directors meeting about the incorporation of e- 82 PETRO Annex VIII – December 31st, 2018 Financial Statements – e-PETRO 85 II. Amendment proposal of Petrobras’ Bylaws 128 Annex I – Comparison chart the current bylaws with the proposed changes 130 Annex II – Petrobras’ Bylaws with proposed changes 138 Annex III – Petrobras’ Bylaws after changes 166 III. Election of member of Board of Directors indicated by controlling shareholder 194 Annex I – Information concerning the members nominated to the Board of Directors 195 indicated by controlling shareholder Verification of Legal Requirements and Prohibitions and Statutory required for the 197 Appointment of Board of Directors INDEX Invitation 3 Call Notice 4 Distance Voting Ballot Form 6 Items to be discussed in the Extraordinary General Meeting (EGM): I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras 9 Annex I – Protocol and Justification of the Incorporation of e-PETRO 11 Annex II – Appraisal Report 23 Annex III – Contract with Loundon Blomquist 30 Annex IV – Fiscal Council meeting extract and opinion about the incorporation of e- 57 PETRO Annex V – Forms related to Incorporation (in accordance with Exhibit 20A and 21 of 61 CVM Instruction 481) Annex VI – Statement of Investment Committee report about the incorporation of e- 80 PETRO Annex VII – Statement of Board of Directors meeting about the incorporation of e- 82 PETRO Annex VIII – December 31st, 2018 Financial Statements – e-PETRO 85 II. Amendment proposal of Petrobras’ Bylaws 128 Annex I – Comparison chart the current bylaws with the proposed changes 130 Annex II – Petrobras’ Bylaws with proposed changes 138 Annex III – Petrobras’ Bylaws after changes 166 III. Election of member of Board of Directors indicated by controlling shareholder 194 Annex I – Information concerning the members nominated to the Board of Directors 195 indicated by controlling shareholder Verification of Legal Requirements and Prohibitions and Statutory required for the 197 Appointment of Board of Directors

INVITATION Date: March 04, 2020 Time: 3 PM Venue: Company Headquarters Building Auditorium, at Avenida República de Chile No. 65, 1st floor, city of Rio de Janeiro (RJ). Agenda: Extraordinary Shareholders' Meeting I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras to: (1) Confirm Loudon Blomquist Auditores Independentes (Loudon) as Petrobras' contractor to prepare the relevant e-PETRO's Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by Loudon at book value regarding e-PETRO's shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between e-PETRO and Petrobras on 12.05.2019; (4) Approve the merger of e-PETRO into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; and (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' By Law in order to change articles 18, 21, 22, 23, 30, 34, 60, 63, 64 and 65 of said charter, and consequent consolidation of said By Law pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III.Election of 1 (one) member of the Board of Directors indicated by controlling shareholder. 3 INVITATION Date: March 04, 2020 Time: 3 PM Venue: Company Headquarters Building Auditorium, at Avenida República de Chile No. 65, 1st floor, city of Rio de Janeiro (RJ). Agenda: Extraordinary Shareholders' Meeting I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras to: (1) Confirm Loudon Blomquist Auditores Independentes (Loudon) as Petrobras' contractor to prepare the relevant e-PETRO's Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by Loudon at book value regarding e-PETRO's shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between e-PETRO and Petrobras on 12.05.2019; (4) Approve the merger of e-PETRO into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; and (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' By Law in order to change articles 18, 21, 22, 23, 30, 34, 60, 63, 64 and 65 of said charter, and consequent consolidation of said By Law pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III.Election of 1 (one) member of the Board of Directors indicated by controlling shareholder. 3

EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meeting on March 04, 2020, at 3:00 p.m., in the st auditorium of the Headquarters Building, Avenida República do Chile 65, 1 floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Extraordinary General Meeting I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras to: (1) Confirm Loudon Blomquist Auditores Independentes (Loudon) as Petrobras' contractor to prepare the relevant e-PETRO's Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by Loudon at book value regarding e-PETRO's shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between e-PETRO and Petrobras on 12.05.2019; (4) Approve the merger of e-PETRO into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' By Law in order to change articles 18, 21, 22, 23, 30, 34, 60, 63, 64 and 65 of said charter, and consequent consolidation of said By Law pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III. Election of 1 (one) member of the Board of Directors indicated by controlling shareholder. 4 EXTRAORDINARY GENERAL MEETING CALL NOTICE The Board of Directors of Petróleo Brasileiro SA - Petrobras convenes the Company's shareholders to meet at Extraordinary General Meeting on March 04, 2020, at 3:00 p.m., in the st auditorium of the Headquarters Building, Avenida República do Chile 65, 1 floor, in the city of Rio de Janeiro (RJ), in order to deliberate on the following matters: Extraordinary General Meeting I. Merger of Petrobras Negócios Eletrônicos S.A. (e-PETRO) into Petrobras to: (1) Confirm Loudon Blomquist Auditores Independentes (Loudon) as Petrobras' contractor to prepare the relevant e-PETRO's Evaluation Report, at book value, pursuant to paragraph 1 of article 227 of the Act 6404, of 12.15.1976; (2) Approve the Evaluation Report prepared by Loudon at book value regarding e-PETRO's shareholders' equity; (3) Approve all terms and conditions of the Merger Proposal and Basis, entered into by and between e-PETRO and Petrobras on 12.05.2019; (4) Approve the merger of e-PETRO into Petrobras, with consequent extinction of the former, without increasing Petrobras' share capital; (5) Authorize Petrobras' Executive Board to perform all acts required for the merger to be effective and for the absorbing company and absorbed company situations to be made regular before relevant authorities. II. Proposal of amendment to Petrobras' By Law in order to change articles 18, 21, 22, 23, 30, 34, 60, 63, 64 and 65 of said charter, and consequent consolidation of said By Law pursuant to Management proposal filed with the Brazilian Securities and Exchange Commission – CVM (Comissão de Valores Mobiliários) and Company through respective electronic addresses. III. Election of 1 (one) member of the Board of Directors indicated by controlling shareholder. 4

The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Extraordinary General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11- 1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976. Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, are included in the Manual of the Meeting. It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company's Headquarters Building, and at the Company's electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009. th Rio de Janeiro, January 29 , 2020. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 5 The minimum percentage of interest in the capital stock required to request the adoption of the multiple vote for the election of the members of the Board of Directors at the Extraordinary General Meeting is 5% (five percent) of the voting capital, as per CVM Instruction nº165 of 12-11- 1991 and with amendment as per CVM nº282, of 06-26-1998. The option to request the adoption of the multiple vote process should be exercised under the terms established in paragraph 1 of article 141 of Law 6404, of 15 of December 1976. Any person present at the meetings must evidence his/her status of shareholder, under article 126 of Law No. 6.404, of 12-15-1976. If any shareholder wishes to be represented, he/she must comply with the provisions of paragraph 1 of article 126 of the referred Law and article 13 of Petrobras By Law, upon presentation of the following documents: i) Representative’s ID; ii) Power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy); iii) Copy of the articles of organization/incorporation of principal or bylaws of the fund, if applicable; iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable. It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1803 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meetings, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meeting will be held. In case of stock lending, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties. The Company informs that the instructions for distance voting, which is dealt with in CVM Instruction No. 481, of December 17, 2009, are included in the Manual of the Meeting. It is available to shareholders in room 1803 (Attendance to the Shareholder) of the Company's Headquarters Building, and at the Company's electronic addresses (http://www.investidorpetrobras.com.br) and the Brazilian Securities and Exchange Commission (CVM) (http://www.cvm.gov.br), all documentation pertinent to the matters that will be resolved at this Extraordinary General Meeting, pursuant to CVM Instruction 481, of December 17, 2009. th Rio de Janeiro, January 29 , 2020. Eduardo Bacellar Leal Ferreira Chairman of Board of Directors 5

DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said 3 voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ 6 DISTANCE VOTING BALLOT FORM The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09. In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact. In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed: i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote; c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote; ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents. Guidelines for sending the form Shareholders who choose to exercise their right to use the distance voting may: (i) fill in and send this form directly to the Company; or (ii) relay completion instructions to suitable service providers, according to the following guidelines: Exercise of distance voting rights using a custodian Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said 3 voting manifestations to the [B] Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures. According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ 6

Meeting will be held, namely, until 02/26/2020 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. (c) for investment funds: 7 Meeting will be held, namely, until 02/26/2020 (inclusive), except if a different term is defined by their custody agents. Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting. It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission. It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder 3 voting instructions through their respective custody agents, the [B] Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities). Exercise of distance voting rights using a book-entry share administrator In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support: (i) physical copy of this ballot form, duly completed, signed, and with each page initialed; (ii) certified copy of the following documents: (a) for natural persons: • valid photo ID and CPF number; • in the case of proxy (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the proxy’s identity. (b) for legal persons: • latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder; • CNPJ; and • photo ID document of the legal proxy. (c) for investment funds: 7

• last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 02/26/2020 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 8 • last consolidated fund rules with CNPJ; • bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and • photo ID document of the legal proxy. Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481. If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed. The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 02/26/2020 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded. 8

To EXTRAORDINARY SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM I INCORPORATION OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (“E-PETRO”) INTO PETROBRAS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company) submits the following information regarding the incorporation of Petrobras Negócios Eletrônicos S.A. (e-PETRO) by Petrobras, an item of the Agenda of the Extraordinary Shareholders' Meeting that will take place on 03/04/2020: The e-PETRO is a corporation with fully subscribed and paid-in capital in the amount of R$ 21,000,000.00 (twenty-one million reais), divided into 20,989,500 (twenty million, nine hundred and eighty nine thousand and five hundred) shares, all held by Petrobras. The incorporation of e-PETRO by Petrobras is part of the scenario of reorganization and optimization of the Company's equity portfolio, in order to rationalize costs through the consolidation of its activities. Keeping multiple administrative structures, in addition to leading to increased operating costs, implies the loss of relevant synergies in achieving the Company's interests. Therefore, the incorporation is intended to transfer all of e-PETRO's assets, rights and obligations to the Company and is part of a reorganization process aimed at simplifying the corporate structure, reducing costs and managing assets more efficiently. Given that the Company holds one hundred percent (100%) of the shares representing e-PETRO 's capital stock, there will be no change in Petrobras's capital stock, as its financial statements already consolidate the accounting records of the company to be incorporated Accordingly, the Board of Directors submits to the high appreciation and deliberation of this Extraordinary Shareholders' Meeting, with the favorable opinion of the Fiscal Council, the proposal to incorporate e-PETRO by Petrobras, pursuant to the Protocol of Incorporation and Justification signed between the Company and e-PETRO on December 05, 2019, the Appraisal Report prepared by Loudon Blomquist Auditores Independentes (Loudon) and other measures listed in item I of the Agenda included in the Call Notice. 9To EXTRAORDINARY SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM I INCORPORATION OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (“E-PETRO”) INTO PETROBRAS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company) submits the following information regarding the incorporation of Petrobras Negócios Eletrônicos S.A. (e-PETRO) by Petrobras, an item of the Agenda of the Extraordinary Shareholders' Meeting that will take place on 03/04/2020: The e-PETRO is a corporation with fully subscribed and paid-in capital in the amount of R$ 21,000,000.00 (twenty-one million reais), divided into 20,989,500 (twenty million, nine hundred and eighty nine thousand and five hundred) shares, all held by Petrobras. The incorporation of e-PETRO by Petrobras is part of the scenario of reorganization and optimization of the Company's equity portfolio, in order to rationalize costs through the consolidation of its activities. Keeping multiple administrative structures, in addition to leading to increased operating costs, implies the loss of relevant synergies in achieving the Company's interests. Therefore, the incorporation is intended to transfer all of e-PETRO's assets, rights and obligations to the Company and is part of a reorganization process aimed at simplifying the corporate structure, reducing costs and managing assets more efficiently. Given that the Company holds one hundred percent (100%) of the shares representing e-PETRO 's capital stock, there will be no change in Petrobras's capital stock, as its financial statements already consolidate the accounting records of the company to be incorporated Accordingly, the Board of Directors submits to the high appreciation and deliberation of this Extraordinary Shareholders' Meeting, with the favorable opinion of the Fiscal Council, the proposal to incorporate e-PETRO by Petrobras, pursuant to the Protocol of Incorporation and Justification signed between the Company and e-PETRO on December 05, 2019, the Appraisal Report prepared by Loudon Blomquist Auditores Independentes (Loudon) and other measures listed in item I of the Agenda included in the Call Notice. 9

Appendixes: Protocol of Incorporation and Justification of Petrobras Negócios Eletrônicos S.A by Petróleo Brasileiro S.A. - Petrobras; Appraisal Report of e-PETRO’s shareholders' equity, at book value, prepared by Loudon Blomquist Auditores Independentes; Contract signed with Loudon Blomquist Auditores Independentes; copy of the opinion of the Fiscal Council; forms pursuant to Exhibit 20A and 21 of CVM Instruction 481. Rio de Janeiro, January 29, 2020. Roberto Castello Branco CEO 10Appendixes: Protocol of Incorporation and Justification of Petrobras Negócios Eletrônicos S.A by Petróleo Brasileiro S.A. - Petrobras; Appraisal Report of e-PETRO’s shareholders' equity, at book value, prepared by Loudon Blomquist Auditores Independentes; Contract signed with Loudon Blomquist Auditores Independentes; copy of the opinion of the Fiscal Council; forms pursuant to Exhibit 20A and 21 of CVM Instruction 481. Rio de Janeiro, January 29, 2020. Roberto Castello Branco CEO 10

ANNEX I Protocol and Justification of the Incorporation of e-PETRO 11 ANNEX I Protocol and Justification of the Incorporation of e-PETRO 11

PROTOCOL AND JUSTIFICATION OF THE MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. INTO PETRÓLEO BRASILEIRO S.A. – PETROBRAS In mutual agreement I. PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a mixed-capital company, headquartered at Avenida República de Chile nº 65, Downtown, in the City and State of Rio de Janeiro, registered with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under no. 33.000.167/0001-01, herein duly represented pursuant to its Bylaws, hereinafter referred to as “PETROBRAS , or yet, Merging Company”; and II. PETROBRAS NEGÓCIOS ELETRÔNICOS S.A., a privately held corporation, headquartered at Avenida República do Chile nº 65, 16th floor, Downtown, Rio de Janeiro, RJ, registered with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under nº 05.070.908/0001-95, hereby represented pursuant to its Bylaws, hereinafter referred to as e-PETRO, or yet, “Merged Company”; Being PETROBRAS and e-PETRO hereinafter together referred to as “PARTS”, or any of them individually as “PART”; Whereas: (i) e-PETRO is a privately owned corporation with fully subscribed and paid-up capital in the amount of twenty one million reais (R$ 21,000,000.00), divided into twenty million, nine hundred eighty nine thousand and five hundred (20,989,500) nominative common shares with no par value, all held by PETROBRAS; (ii) e-PETRO was established for the purpose of participating in the capital stock of other companies, such as a partner, quotaholder or shareholder, which are engaged in activities performed on the Internet or other electronic means that may be created, including the provision Page 1 of 11 12PROTOCOL AND JUSTIFICATION OF THE MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. INTO PETRÓLEO BRASILEIRO S.A. – PETROBRAS In mutual agreement I. PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a mixed-capital company, headquartered at Avenida República de Chile nº 65, Downtown, in the City and State of Rio de Janeiro, registered with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under no. 33.000.167/0001-01, herein duly represented pursuant to its Bylaws, hereinafter referred to as “PETROBRAS , or yet, Merging Company”; and II. PETROBRAS NEGÓCIOS ELETRÔNICOS S.A., a privately held corporation, headquartered at Avenida República do Chile nº 65, 16th floor, Downtown, Rio de Janeiro, RJ, registered with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under nº 05.070.908/0001-95, hereby represented pursuant to its Bylaws, hereinafter referred to as e-PETRO, or yet, “Merged Company”; Being PETROBRAS and e-PETRO hereinafter together referred to as “PARTS”, or any of them individually as “PART”; Whereas: (i) e-PETRO is a privately owned corporation with fully subscribed and paid-up capital in the amount of twenty one million reais (R$ 21,000,000.00), divided into twenty million, nine hundred eighty nine thousand and five hundred (20,989,500) nominative common shares with no par value, all held by PETROBRAS; (ii) e-PETRO was established for the purpose of participating in the capital stock of other companies, such as a partner, quotaholder or shareholder, which are engaged in activities performed on the Internet or other electronic means that may be created, including the provision Page 1 of 11 12 of Internet-related services such as web site development, design, and management, as well as any other similar or related activities, particularly in the oil and petrochemical industries; (iii) The PARTS intend to carry out a merger operation, whereby PETROBRAS will incorporate e-PETRO, with its full extinction, which will be universally succeeded in all rights and obligations by PETROBRAS, pursuant to Article 227 of Law No. 6404 of December 15, 1976 (“Law No. 6404/76” or “LSA”); (iv) The Merger will streamline the corporate structure of PETROBRAS through the consolidation, into the Merging Company, of the Merged Company’s assets, with the resulting cost reduction and streamlined activities; (v) The Merger will not imply a capital increase of PETROBRAS and will have no impact on its financial statements; The PARTS RESOLVE, rightly agreed and settled, to enter into this Protocol and Justification of Incorporation (“Protocol and Justification”), pursuant to Articles 224, 225 and 227 of Law No. 6404/76, and in compliance with the provisions of the Securities and Exchange Commission (CVM) Instruction No. 565, of June 15, 2015 (“ICVM 565/2015”) and Circular Letter/CVM/SEP/03/2019, of February 28, 2019 (“Circular Letter SEP 03/2019”), whose following terms and conditions will guide the proposed merger to be submitted to their respective shareholders: FIRST CLAUSE - PURPOSE AND OPERATION 1.1. Purpose. The purpose of this Protocol and Justification is to define the basis of the proposed merger that will be submitted to the PARTS’ shareholders. 1.2. Proposed Operation. The operation comprises the merger of e-PETRO into PETROBRAS, with the full incorporation of the shareholders' equity of e-PETRO, valued at book value, into PETROBRAS (“Operation” or “Merger”). Page 2 of 11 13of Internet-related services such as web site development, design, and management, as well as any other similar or related activities, particularly in the oil and petrochemical industries; (iii) The PARTS intend to carry out a merger operation, whereby PETROBRAS will incorporate e-PETRO, with its full extinction, which will be universally succeeded in all rights and obligations by PETROBRAS, pursuant to Article 227 of Law No. 6404 of December 15, 1976 (“Law No. 6404/76” or “LSA”); (iv) The Merger will streamline the corporate structure of PETROBRAS through the consolidation, into the Merging Company, of the Merged Company’s assets, with the resulting cost reduction and streamlined activities; (v) The Merger will not imply a capital increase of PETROBRAS and will have no impact on its financial statements; The PARTS RESOLVE, rightly agreed and settled, to enter into this Protocol and Justification of Incorporation (“Protocol and Justification”), pursuant to Articles 224, 225 and 227 of Law No. 6404/76, and in compliance with the provisions of the Securities and Exchange Commission (CVM) Instruction No. 565, of June 15, 2015 (“ICVM 565/2015”) and Circular Letter/CVM/SEP/03/2019, of February 28, 2019 (“Circular Letter SEP 03/2019”), whose following terms and conditions will guide the proposed merger to be submitted to their respective shareholders: FIRST CLAUSE - PURPOSE AND OPERATION 1.1. Purpose. The purpose of this Protocol and Justification is to define the basis of the proposed merger that will be submitted to the PARTS’ shareholders. 1.2. Proposed Operation. The operation comprises the merger of e-PETRO into PETROBRAS, with the full incorporation of the shareholders' equity of e-PETRO, valued at book value, into PETROBRAS (“Operation” or “Merger”). Page 2 of 11 13

1.2.1. As a result of the Operation, e-PETRO shall be rightfully extinguished for all legal purposes and effects, so that the Merging Company will succeed e-PETRO universally in all its rights and obligations, pursuant to Article 227 of Law 6404/76. SECOND CLAUSE - MERGER JUSTIFICATION 2.1. Justification of the Operation. The management of the companies involved in the Operation has been evaluating alternatives to better conduct their management activities and policies, taking into account the intention to streamline costs through the consolidation of their activities, considering that the maintenance of multiple administrative structures leads to an increase in their operating costs, while at the same time implying the loss of relevant synergies in conducting their businesses. 2.2. In view of the fact that the PARTS actually belong to the same group, being the Merged Company a wholly owned subsidiary of the Merging Company, which holds all twenty million, nine hundred and eighty-nine thousand and five hundred (20,989,500) shares issued by the Merged Company, the Merger will bring considerable management, economic and financial benefits to the PARTS, insofar as: 2.2.1. The purpose of the Merger is to transfer all assets, rights and obligations of e-PETRO to PETROBRAS and is part of a corporate reorganization process whose purpose is the streamlining the corporate structure, rationalization of PETROBRAS activities, cost reduction and more efficient management of the assets involved. 2.2.2. The operational integration of the PARTS will allow for better use of existing synergies, greater flexibility for new investments, and Page 3 of 11 14 1.2.1. As a result of the Operation, e-PETRO shall be rightfully extinguished for all legal purposes and effects, so that the Merging Company will succeed e-PETRO universally in all its rights and obligations, pursuant to Article 227 of Law 6404/76. SECOND CLAUSE - MERGER JUSTIFICATION 2.1. Justification of the Operation. The management of the companies involved in the Operation has been evaluating alternatives to better conduct their management activities and policies, taking into account the intention to streamline costs through the consolidation of their activities, considering that the maintenance of multiple administrative structures leads to an increase in their operating costs, while at the same time implying the loss of relevant synergies in conducting their businesses. 2.2. In view of the fact that the PARTS actually belong to the same group, being the Merged Company a wholly owned subsidiary of the Merging Company, which holds all twenty million, nine hundred and eighty-nine thousand and five hundred (20,989,500) shares issued by the Merged Company, the Merger will bring considerable management, economic and financial benefits to the PARTS, insofar as: 2.2.1. The purpose of the Merger is to transfer all assets, rights and obligations of e-PETRO to PETROBRAS and is part of a corporate reorganization process whose purpose is the streamlining the corporate structure, rationalization of PETROBRAS activities, cost reduction and more efficient management of the assets involved. 2.2.2. The operational integration of the PARTS will allow for better use of existing synergies, greater flexibility for new investments, and Page 3 of 11 14 greater efficiency in the execution of strategic decisions, therefore being beneficial to the corporate interests of the PARTS; 2.2.3. In addition, the pooling of the PARTS’ corporate resources and assets will allow for better management of operations, assets and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, greater benefits for the company’s activities performed by the PARTS, which would not be possible if another type of corporate operation were adopted. 2.3. Given that PETROBRAS holds one hundred percent (100%) of the shares representing the capital stock of e-PETRO, the proposed Merger will not imply a change in the capital stock of PETROBRAS, to the extent that the financial statements of PETROBRAS consolidate the books of e-PETRO. THIRD CLAUSE - ASSESSMENT OF e-PETRO SHAREHOLDERS’ EQUITY AND ASSESSMENT BASE DATE 3.1. Appraising Company. Pursuant to the provisions of article 226 of Law 6404/76, the PARTS contracted the specialized company LOUDON BLOMQUIST - AUDITORES INDEPENDENTES, registered with the CNPJ/MF under no. 33.179.672/0004-08, headquartered at Rua Senador Paulo Egídio nº 72 - Suite 1009 - Sé, in the city of São Paulo, SP (“Appraising Company”), to prepare the accounting assessment report of the Merged Company to be incorporated into the Merging Company (“Accounting Assessment Report”). 3.1.1. The appointment and nomination of the specialized company LOUDON BLOMQUIST - AUDITORES INDEPENDENTES in charge of preparing the Accounting Assessment Report shall be confirmed by resolution of the Extraordinary Shareholders' Meeting of e-PETRO and PETROBRAS, pursuant to article 227, paragraph 1 of Law 6404/76. Page 4 of 11 15greater efficiency in the execution of strategic decisions, therefore being beneficial to the corporate interests of the PARTS; 2.2.3. In addition, the pooling of the PARTS’ corporate resources and assets will allow for better management of operations, assets and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, greater benefits for the company’s activities performed by the PARTS, which would not be possible if another type of corporate operation were adopted. 2.3. Given that PETROBRAS holds one hundred percent (100%) of the shares representing the capital stock of e-PETRO, the proposed Merger will not imply a change in the capital stock of PETROBRAS, to the extent that the financial statements of PETROBRAS consolidate the books of e-PETRO. THIRD CLAUSE - ASSESSMENT OF e-PETRO SHAREHOLDERS’ EQUITY AND ASSESSMENT BASE DATE 3.1. Appraising Company. Pursuant to the provisions of article 226 of Law 6404/76, the PARTS contracted the specialized company LOUDON BLOMQUIST - AUDITORES INDEPENDENTES, registered with the CNPJ/MF under no. 33.179.672/0004-08, headquartered at Rua Senador Paulo Egídio nº 72 - Suite 1009 - Sé, in the city of São Paulo, SP (“Appraising Company”), to prepare the accounting assessment report of the Merged Company to be incorporated into the Merging Company (“Accounting Assessment Report”). 3.1.1. The appointment and nomination of the specialized company LOUDON BLOMQUIST - AUDITORES INDEPENDENTES in charge of preparing the Accounting Assessment Report shall be confirmed by resolution of the Extraordinary Shareholders' Meeting of e-PETRO and PETROBRAS, pursuant to article 227, paragraph 1 of Law 6404/76. Page 4 of 11 15

3.1.2. Pursuant to Exhibit III, item X, “d”, of CVM Instruction 361/2002, the Appraising Company, in charge of preparing the Accounting Assessment Report, stated in that document that they: (i) do not have, directly, through its parent company, and individuals related to it, on the date of issuance of the Accounting Assessment Report, any securities, or derivatives referenced therein, issued by the PARTS either in its own name or under its discretionary management; (ii) do not have, with the PARTS, business and credit relationships of any nature that may impact the Accounting Assessment Report; (iii) do not have a conflict of interest that impairs the required independence for the performance of their duties; (iv) have received, for assessment services, the net fixed compensation, in local currency, in the amount of fourteen thousand, nine hundred eighty nine reais and ninety nine cents (R$ 14,989.99); and (v) have not received from the PARTS within the twelve (12) months prior to the date of the Accounting Assessment Report, any amount, other than that mentioned above, as compensation for any advisory, assessment, audit and similar services. 3.2. Assessment Criteria. Considering the provisions of item 7.2 of Circular Letter/CVM/SEP/No. 03/2019, of 02/28/2019, which reports that at a meeting on 02/15/2018, in the scope of procedure 19957.011351/2017-21, by unanimous decision, the CVM Board stated that Article 264 of Law 6404/1976 was not applicable to merger operations of a wholly-owned subsidiary into a publicly-held parent company, since, if there are no non-controlling shareholders, the paramount condition set forth in the provision would not be present, the PARTS adopted the accounting criterion for the assessment of the shareholders' equity of the Merged Company. 3.3 Incorporation Base Date. LOUDON BLOMQUIST - AUDITORES INDEPENDENTES is a company specializing in accounting assessments, and at the request of the PARTS’ management, has carried out (i) the assessment of the shareholders' equity of e-PETRO by book value, based on the items included in the Balance Sheet of e-PETRO, as of 12/31/2018 (“Merger Base Date”), thus representing the shareholders' equity value to be incorporated into PETROBRAS, and (ii) the preparation of the Accounting Assessment Report, Page 5 of 11 163.1.2. Pursuant to Exhibit III, item X, “d”, of CVM Instruction 361/2002, the Appraising Company, in charge of preparing the Accounting Assessment Report, stated in that document that they: (i) do not have, directly, through its parent company, and individuals related to it, on the date of issuance of the Accounting Assessment Report, any securities, or derivatives referenced therein, issued by the PARTS either in its own name or under its discretionary management; (ii) do not have, with the PARTS, business and credit relationships of any nature that may impact the Accounting Assessment Report; (iii) do not have a conflict of interest that impairs the required independence for the performance of their duties; (iv) have received, for assessment services, the net fixed compensation, in local currency, in the amount of fourteen thousand, nine hundred eighty nine reais and ninety nine cents (R$ 14,989.99); and (v) have not received from the PARTS within the twelve (12) months prior to the date of the Accounting Assessment Report, any amount, other than that mentioned above, as compensation for any advisory, assessment, audit and similar services. 3.2. Assessment Criteria. Considering the provisions of item 7.2 of Circular Letter/CVM/SEP/No. 03/2019, of 02/28/2019, which reports that at a meeting on 02/15/2018, in the scope of procedure 19957.011351/2017-21, by unanimous decision, the CVM Board stated that Article 264 of Law 6404/1976 was not applicable to merger operations of a wholly-owned subsidiary into a publicly-held parent company, since, if there are no non-controlling shareholders, the paramount condition set forth in the provision would not be present, the PARTS adopted the accounting criterion for the assessment of the shareholders' equity of the Merged Company. 3.3 Incorporation Base Date. LOUDON BLOMQUIST - AUDITORES INDEPENDENTES is a company specializing in accounting assessments, and at the request of the PARTS’ management, has carried out (i) the assessment of the shareholders' equity of e-PETRO by book value, based on the items included in the Balance Sheet of e-PETRO, as of 12/31/2018 (“Merger Base Date”), thus representing the shareholders' equity value to be incorporated into PETROBRAS, and (ii) the preparation of the Accounting Assessment Report, Page 5 of 11 16

which is included in Exhibit I of this Protocol and Justification, the amounts being subject to prior analysis and approval by the shareholders of PETROBRAS, pursuant to the law. 3.4. Financial Statements. The preparation of financial statements audited by an independent auditor registered with the CVM, pursuant to article 6 of ICVM 565/2015, and the pro forma financial reports, has been waived, pursuant to article 7 of ICVM 565/2015, since the effects of the Merger comply with the provisions of article 10, head, of said Instruction. FOURTH CLAUSE - GLOBAL SHAREHOLDERS’ EQUITY AMOUNT TO BE INCORPORATED 4.1. According to the assessment made based on the Assessment Report of the Booked Net Assets, the book value of e-PETRO’s shareholder's equity to be incorporated into PETROBRAS, adjusted to comply with IFRS standards, is thirty nine million, three hundred ninety seven thousand reais (R$ 39,397,000.00), subject to the provisions of the Fifth Clause below. 4.2. The calculated shareholders' equity value corresponds exactly to the active investment account of PETROBRAS, since e-PETRO is a subsidiary of PETROBRAS. Accordingly, as a consequence of the Merger, the books of PETROBRAS will show a mere replacement of the assets of PETROBRAS, represented by its investment account referring to the stake in the capital stock of e-PETRO, by the assets and liabilities of the balance sheet of e-PETRO. 4.3. The exchange of investments by PETROBRAS in e-PETRO by the assets and liabilities of the Balance Sheet of e-PETRO will not imply a change in the shareholders’ equity of PETROBRAS. Page 6 of 11 17which is included in Exhibit I of this Protocol and Justification, the amounts being subject to prior analysis and approval by the shareholders of PETROBRAS, pursuant to the law. 3.4. Financial Statements. The preparation of financial statements audited by an independent auditor registered with the CVM, pursuant to article 6 of ICVM 565/2015, and the pro forma financial reports, has been waived, pursuant to article 7 of ICVM 565/2015, since the effects of the Merger comply with the provisions of article 10, head, of said Instruction. FOURTH CLAUSE - GLOBAL SHAREHOLDERS’ EQUITY AMOUNT TO BE INCORPORATED 4.1. According to the assessment made based on the Assessment Report of the Booked Net Assets, the book value of e-PETRO’s shareholder's equity to be incorporated into PETROBRAS, adjusted to comply with IFRS standards, is thirty nine million, three hundred ninety seven thousand reais (R$ 39,397,000.00), subject to the provisions of the Fifth Clause below. 4.2. The calculated shareholders' equity value corresponds exactly to the active investment account of PETROBRAS, since e-PETRO is a subsidiary of PETROBRAS. Accordingly, as a consequence of the Merger, the books of PETROBRAS will show a mere replacement of the assets of PETROBRAS, represented by its investment account referring to the stake in the capital stock of e-PETRO, by the assets and liabilities of the balance sheet of e-PETRO. 4.3. The exchange of investments by PETROBRAS in e-PETRO by the assets and liabilities of the Balance Sheet of e-PETRO will not imply a change in the shareholders’ equity of PETROBRAS. Page 6 of 11 17

4.4. The assets, rights and obligations of e-PETRO, that make up the shareholders' equity to be incorporated into PETROBRAS, are those indicated in the Accounting Assessment Report. 4.5. The balances of the Merged Company's creditor and debtor accounts will be transferred to the Merging Company's books, with the necessary adjustments. FIFTH CLAUSE - HANDLING OF EQUITY CHANGES UNTIL THE MERGER DATE 5.1. Changes in equity calculated in the period between the Merger Base Date and the effective Merger will be recorded in e-PETRO's books and will be absorbed and transferred to PETROBRAS' books at their respective values on the Merger date, without changing the amounts adopted in the Protocol and Justification to carry out the Merger. SIXTH CLAUSE - e-PETRO EXTINCTION 6.1. No Replacement Ratio. For the purposes of the Merger proposed in this Protocol and Justification, no shares of PETROBRAS will be assigned to partners of e-PETRO, given that PETROBRAS holds all the shares issued by the Merged Company. 6.1.2. Consequently, all shares issued by e-PETRO will be extinguished, based on article 226, paragraph 1 of Law 6404/76, proceeding with the necessary adjustments and adaptations in the books of PETROBRAS. 6.1.3. There will be no cancellation or issuance of new shares by PETROBRAS due to the Merger, nor any change in its capital stock, in a way that, upon Merger completion, PETROBRAS’ Capital Stock will remain unchanged, valued at two Page 7 of 11 184.4. The assets, rights and obligations of e-PETRO, that make up the shareholders' equity to be incorporated into PETROBRAS, are those indicated in the Accounting Assessment Report. 4.5. The balances of the Merged Company's creditor and debtor accounts will be transferred to the Merging Company's books, with the necessary adjustments. FIFTH CLAUSE - HANDLING OF EQUITY CHANGES UNTIL THE MERGER DATE 5.1. Changes in equity calculated in the period between the Merger Base Date and the effective Merger will be recorded in e-PETRO's books and will be absorbed and transferred to PETROBRAS' books at their respective values on the Merger date, without changing the amounts adopted in the Protocol and Justification to carry out the Merger. SIXTH CLAUSE - e-PETRO EXTINCTION 6.1. No Replacement Ratio. For the purposes of the Merger proposed in this Protocol and Justification, no shares of PETROBRAS will be assigned to partners of e-PETRO, given that PETROBRAS holds all the shares issued by the Merged Company. 6.1.2. Consequently, all shares issued by e-PETRO will be extinguished, based on article 226, paragraph 1 of Law 6404/76, proceeding with the necessary adjustments and adaptations in the books of PETROBRAS. 6.1.3. There will be no cancellation or issuance of new shares by PETROBRAS due to the Merger, nor any change in its capital stock, in a way that, upon Merger completion, PETROBRAS’ Capital Stock will remain unchanged, valued at two Page 7 of 11 18 hundred and five billion, four hundred thirty one million, nine hundred sixty thousand, four hundred ninety reais and fifty two cents (R$ 205,431,960,490.52), divided into thirteen billion, forty four million, four hundred ninety six thousand and nine hundred thirty (13,044,496,930) shares, without par value, seven billion, four hundred forty two million, four hundred fifty four thousand and one hundred forty two (7,442,454,142) being common shares and five billion, six hundred two million, forty two thousand seven hundred eighty eight (5,602,042,788) preferred shares. Accordingly, there will be no change in the Bylaws of PETROBRAS due to the Merger. 6.2. Withdrawal Right. Whereas the Merging Company is the sole shareholder of the Merged Company, the approval of the Merger at the general shareholders’ meeting of the Merged Company will depend on the affirmative vote of its sole shareholder. Thus, there will be no dissenting shareholder, pursuant to article 137 and article 230 of Law 6404/76. In addition, pursuant to articles 136 combination w/ 137 of Law 6404/76, the shareholders of the Merging Company shall not be entitled to withdrawal rights arising from the approval of the Merger by the general shareholders' meeting. Accordingly, no adjustments to equity interests will be required due to the exercise of the withdrawal right. 6.3. Shares of a Company Held by Another. The Merged Company does not hold shares issued by the Merging Company. 6.4. Extinction of e-PETRO and Succession. e-PETRO shall be extinguished in full, as provided by law, with the approval of the Merger by the Merging Company. With the registration of the Merger acts with the Board of Trade and its publication, third parties will be made aware of its lawful termination. Under the terms of art. 234 of Law 6404/76, the Merger certificate, issued by the Board of Trade, will be a document enabled for endorsement, in the qualified public and private registers, of the universal succession by PETROBRAS in all assets, rights and obligations of e-PETRO. Page 8 of 11 19hundred and five billion, four hundred thirty one million, nine hundred sixty thousand, four hundred ninety reais and fifty two cents (R$ 205,431,960,490.52), divided into thirteen billion, forty four million, four hundred ninety six thousand and nine hundred thirty (13,044,496,930) shares, without par value, seven billion, four hundred forty two million, four hundred fifty four thousand and one hundred forty two (7,442,454,142) being common shares and five billion, six hundred two million, forty two thousand seven hundred eighty eight (5,602,042,788) preferred shares. Accordingly, there will be no change in the Bylaws of PETROBRAS due to the Merger. 6.2. Withdrawal Right. Whereas the Merging Company is the sole shareholder of the Merged Company, the approval of the Merger at the general shareholders’ meeting of the Merged Company will depend on the affirmative vote of its sole shareholder. Thus, there will be no dissenting shareholder, pursuant to article 137 and article 230 of Law 6404/76. In addition, pursuant to articles 136 combination w/ 137 of Law 6404/76, the shareholders of the Merging Company shall not be entitled to withdrawal rights arising from the approval of the Merger by the general shareholders' meeting. Accordingly, no adjustments to equity interests will be required due to the exercise of the withdrawal right. 6.3. Shares of a Company Held by Another. The Merged Company does not hold shares issued by the Merging Company. 6.4. Extinction of e-PETRO and Succession. e-PETRO shall be extinguished in full, as provided by law, with the approval of the Merger by the Merging Company. With the registration of the Merger acts with the Board of Trade and its publication, third parties will be made aware of its lawful termination. Under the terms of art. 234 of Law 6404/76, the Merger certificate, issued by the Board of Trade, will be a document enabled for endorsement, in the qualified public and private registers, of the universal succession by PETROBRAS in all assets, rights and obligations of e-PETRO. Page 8 of 11 19

6.5. The managers of PETROBRAS will be in charge of performing all acts, registrations and endorsements required for the lawfulness, formalization and implementation of the Merger and the provisions of this Protocol and Justification, bearing all costs and expenses arising from such implementation, including expenses with required publications, registrations and endorsements. SEVENTH CLAUSE - NOTICE TO MANAGERS AND SUPERVISORY BOARD MEMBERS, AND APPROVAL BY THE GENERAL SHAREHOLDERS’ MEETINGS OF PETROBRAS AND e-PETRO 7.1. Managers and Supervisory Board Members. In compliance with the provisions of article 163, item III, of Law 6404/76 and PETROBRAS’ and e- PETRO’s Bylaws, the Supervisory Boards of PETROBRAS and e-PETRO shall give their opinion on the operation, and the Executive Board and the Board of Directors of PETROBRAS and the Executive Board of e-PETRO shall approve the Merger Protocol and Justification, approving or confirming, as the case may be, the contracting of the company to assess the shareholders' equity of e- PETRO, in addition to calling the Extraordinary Shareholders' Meetings that will resolve on the Operation. 7.2. Extraordinary Shareholders’ Meeting. For the implementation of the Operation, the Extraordinary Shareholders' Meetings of PETROBRAS and e- PETRO shall be called, observing the deadlines and other procedures provided by law, in order to: (i) approve this Merger Protocol and Justification; (ii) confirm the contracting of the Appraisal Company to prepare the Accounting Assessment Report; (iii) approve the Accounting Assessment Report; (iv) approve the Merger, with the consequent extinction of the Merged Company; and (v) authorize the managers to perform all acts required to implement the Merger. Page 9 of 11 206.5. The managers of PETROBRAS will be in charge of performing all acts, registrations and endorsements required for the lawfulness, formalization and implementation of the Merger and the provisions of this Protocol and Justification, bearing all costs and expenses arising from such implementation, including expenses with required publications, registrations and endorsements. SEVENTH CLAUSE - NOTICE TO MANAGERS AND SUPERVISORY BOARD MEMBERS, AND APPROVAL BY THE GENERAL SHAREHOLDERS’ MEETINGS OF PETROBRAS AND e-PETRO 7.1. Managers and Supervisory Board Members. In compliance with the provisions of article 163, item III, of Law 6404/76 and PETROBRAS’ and e- PETRO’s Bylaws, the Supervisory Boards of PETROBRAS and e-PETRO shall give their opinion on the operation, and the Executive Board and the Board of Directors of PETROBRAS and the Executive Board of e-PETRO shall approve the Merger Protocol and Justification, approving or confirming, as the case may be, the contracting of the company to assess the shareholders' equity of e- PETRO, in addition to calling the Extraordinary Shareholders' Meetings that will resolve on the Operation. 7.2. Extraordinary Shareholders’ Meeting. For the implementation of the Operation, the Extraordinary Shareholders' Meetings of PETROBRAS and e- PETRO shall be called, observing the deadlines and other procedures provided by law, in order to: (i) approve this Merger Protocol and Justification; (ii) confirm the contracting of the Appraisal Company to prepare the Accounting Assessment Report; (iii) approve the Accounting Assessment Report; (iv) approve the Merger, with the consequent extinction of the Merged Company; and (v) authorize the managers to perform all acts required to implement the Merger. Page 9 of 11 20

EIGHTH CLAUSE - GENERAL PROVISIONS 8.1. Documents Available to Shareholders. All documents mentioned in this Protocol and Justification shall be available to PETROBRAS’ shareholders and may be consulted at the registered office and on PETROBRAS’ website (www.petrobras.com.br), at the Brazilian Securities and Exchange Commission (CVM), at Rua Sete de Setembro nº 111, 5th floor - Consultation Center, Downtown, Rio de Janeiro/RJ or at Rua Cincinato Braga nº 340, 2nd to 4th floors - Delta Plaza Building, São Paulo/SP and its website (www.cvm.gov.br), and at BM&FBOVESPA, at Rua XV de Novembro nº 275, São Paulo/SP and its website (www.bmfbovespa.com.br) . 8.1.1. In order to access these documents, PETROBRAS’ shareholders (or their duly assigned attorneys-in-fact) shall prove their shareholder status, pursuant to article 126 of Law 6404/76. Page 10 of 11 21EIGHTH CLAUSE - GENERAL PROVISIONS 8.1. Documents Available to Shareholders. All documents mentioned in this Protocol and Justification shall be available to PETROBRAS’ shareholders and may be consulted at the registered office and on PETROBRAS’ website (www.petrobras.com.br), at the Brazilian Securities and Exchange Commission (CVM), at Rua Sete de Setembro nº 111, 5th floor - Consultation Center, Downtown, Rio de Janeiro/RJ or at Rua Cincinato Braga nº 340, 2nd to 4th floors - Delta Plaza Building, São Paulo/SP and its website (www.cvm.gov.br), and at BM&FBOVESPA, at Rua XV de Novembro nº 275, São Paulo/SP and its website (www.bmfbovespa.com.br) . 8.1.1. In order to access these documents, PETROBRAS’ shareholders (or their duly assigned attorneys-in-fact) shall prove their shareholder status, pursuant to article 126 of Law 6404/76. Page 10 of 11 21

And, being agreed and contracted, the **PARTS** sign this Protocol and Justification in two (2) copies of equal content and form, for one sole purpose, along with the two undersigned witnesses.

Rio de Janeiro, December 5, 2019.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

EBERALDO DE ALMEIDA NETO Corporate Affairs Executive Officer	ANELISE QUINTÃO LARA Downstream and Natural Gas Executive Officer

PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. – e-PETRO

CESAR CUNHA DE SOUZA CEO	LUÍS ANTÔNIO PEREIRA DE ARAÚJO Executive Officer

[signed]

Witnesses:

Name: Tax ID (CPF):	Name: Tax ID (CPF):

Exhibit I - Assessment Report

Page **11** of **11**

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ANNEX II Appraisal Report 23 ANNEX II Appraisal Report 23

Loudon Blomquist
AUDITORES INDEPENDENTES
55 ANOS

Head Office
São Paulo - SP
72 Senador Paulo Egídio St, 1.009 Conj – Sé
São Paulo – SP – Zip Code: 01.006-904
Email: loudonsp@loudon.com.br Phone number: +55 (11) 3104-8303/3101-7782
Fax: (11) 3104-3420

Affiliate
Rio de Janeiro - RJ
509 Presidente Vargas Ave, 3rd floor – Centro
Rio de Janeiro – RJ – Zip Code: 20.071-003
Email: secretaria@loudon.com.br
Phone number: +55 (21) 2509-8658
Fax: (21) 2242-7212

Office
Brasilia - DF
SCS – Quadra 06 – Bl. A – Conj. 402
Edifício Carioca – Brasilia – DF – Zip Code: 70.325-900
Email: projetos@loudon.com.br
Phone number: +55 (61) 3225-0120 / 3963-0705

ASSESSMENT REPORT

LOUDON BLOMQUIST INDEPENDENT AUDITORS, with a branch at Avenida Presidente Vargas, 509, 3rd floor, Centro, Rio de Janeiro/RJ, ZIP Code 20.071-003, CNPJ 33.179.672/0004-08 and registered with CRC-RJ under # 000064/F-8, as an ACCOUNT EXPERT, requested by the Executive Board of **PETRÓLEO BRASILEIRO S.A. - PETROBRAS**, CNPJ 33.000.167/0001-01, hereinafter referred to as **PETROBRAS**, to carry out the valuation of the shareholders' equity on the books of **PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. - E-Petro**, hereinafter referred to as **E-Petro**, CNPJ 05.070.908/0001-95, for merger purposes, pursuant to Article 226 of the Brazilian Corporation Law (No. 6404/76), present the following Assessment Report:

1) Assessment criteria:

We adopted the accounting valuation criterion of the Shareholders' Equity of **E-Petro**, to be merged into **Petrobras**, obtained through the Financial Statements (FS) drawn up on 12-31-2018 and audited by KPMG Auditores Independentes, that is, based on the values contained in the accounting records and other items of the Books of **E-Petro**.

We obtained the aforementioned records and discussed with the Managers the criteria adopted in the preparation of the Analytical Balance Sheet and the Balance Sheet raised on December 31, 2018, paying special attention to the main accounts listed therein and we found that the accounting practices complied with the Brazilian corporate law.

We have carried out the ledger assessment of the net assets based on limited review procedures, pursuant to the Auditing Standards and Procedures (NPA No. 04), issued by the Brazilian Institute of Independent Auditors - IBRACON, as described below:

1. Matching of the financial statements with their respective ledger records, including investment valuation calculations using the equity method, based on the financial statements as of December 31, 2018.

2. Checking whether - based on the information obtained during the review - the financial statements were prepared pursuant to the accounting practices adopted in Brazil and in line with those used in the previous year.

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The basic principles of economics allow us to create the following assessment technique: i. The value set for assets less the value set for liabilities is equal to the value set for a company shareholders’ equity. It should be noted that the identification of liabilities not registered or not disclosed by the company's management was not within the purpose of our work. ii. Under an assessment perspective, the relevant definitions of value are those appropriate to the purpose of the assessment. iii. In the present assessment, the methodology and scope adopted aimed to assess a company in progress (going concern), therefore, expenses incurred in realizing assets or due liabilities, as well as those related to the company's liquidation process were not considered. iv. This Report was prepared for the purpose of complying with the provisions of Article 264 of Law 6404/76 (Corporate Law), in order to assess the equity of E-Petro on 12/31/2018. v. The financial statements taken as reference for the present Report were prepared by the Company, adopting full compliance with Law 11638/07. vi. General criteria defined for assessment by groups of accounts are shown below. Assessment criteria using the accounting methodology: a) Cash and cash equivalents: Valued at fair value, that is, the respective ledger balances demonstrate the accuracy of the amounts available to E-Petro with the financial institutions with which the company operates. b) Investment: Represented by equity interest in a privately held company, assessed on 12/31/2018 by the equity method. c) Suppliers and other accounts payable Valued at outgoing values, that is, the respective ledger balances are comprised of the amounts of invoices to be paid, without adjustments to present value or any other procedure possibly required by IFRS standards. 2) Assessment of the Shareholders' Equity of E-Petro We considered through our audits that the financial statements of E-Petro, as of December 31, 2018, were prepared pursuant to the accounting practices adopted in Brazil by the Accounting Pronouncement Commission (CPC), as described in Note 2 to the Annual Report. 2 25The basic principles of economics allow us to create the following assessment technique: i. The value set for assets less the value set for liabilities is equal to the value set for a company shareholders’ equity. It should be noted that the identification of liabilities not registered or not disclosed by the company's management was not within the purpose of our work. ii. Under an assessment perspective, the relevant definitions of value are those appropriate to the purpose of the assessment. iii. In the present assessment, the methodology and scope adopted aimed to assess a company in progress (going concern), therefore, expenses incurred in realizing assets or due liabilities, as well as those related to the company's liquidation process were not considered. iv. This Report was prepared for the purpose of complying with the provisions of Article 264 of Law 6404/76 (Corporate Law), in order to assess the equity of E-Petro on 12/31/2018. v. The financial statements taken as reference for the present Report were prepared by the Company, adopting full compliance with Law 11638/07. vi. General criteria defined for assessment by groups of accounts are shown below. Assessment criteria using the accounting methodology: a) Cash and cash equivalents: Valued at fair value, that is, the respective ledger balances demonstrate the accuracy of the amounts available to E-Petro with the financial institutions with which the company operates. b) Investment: Represented by equity interest in a privately held company, assessed on 12/31/2018 by the equity method. c) Suppliers and other accounts payable Valued at outgoing values, that is, the respective ledger balances are comprised of the amounts of invoices to be paid, without adjustments to present value or any other procedure possibly required by IFRS standards. 2) Assessment of the Shareholders' Equity of E-Petro We considered through our audits that the financial statements of E-Petro, as of December 31, 2018, were prepared pursuant to the accounting practices adopted in Brazil by the Accounting Pronouncement Commission (CPC), as described in Note 2 to the Annual Report. 2 25

2.1) Assets and Liabilities (shown in thousands of reais): CURRENT 43,448 ASSETS 4,154 Cash and Cash Equivalent (Note 'a') 2,333 Accounts Receivable - Clients 283 Income Tax, Social Cont. and Other Taxes Recover 3 Dividends Receivable 1,535 NONCURRENT 39,294 Income Tax, Social Cont. and Other Taxes Recover 100 Investment (Notes 'b' and 'c') 39,194 Less: 4,051 LIABILITIES ASSETS Suppliers 2,599 Income Tax, Social Cont. and Other Taxes to be Paid 15 Proposed Dividends 1,437 SHAREHOLDERS’ EQUITY 39,397 3 262.1) Assets and Liabilities (shown in thousands of reais): CURRENT 43,448 ASSETS 4,154 Cash and Cash Equivalent (Note 'a') 2,333 Accounts Receivable - Clients 283 Income Tax, Social Cont. and Other Taxes Recover 3 Dividends Receivable 1,535 NONCURRENT 39,294 Income Tax, Social Cont. and Other Taxes Recover 100 Investment (Notes 'b' and 'c') 39,194 Less: 4,051 LIABILITIES ASSETS Suppliers 2,599 Income Tax, Social Cont. and Other Taxes to be Paid 15 Proposed Dividends 1,437 SHAREHOLDERS’ EQUITY 39,397 3 26

2.2) Items of Shareholders' Equity: Items that make up the shareholders’ equity of E-Petro to be merged into PETROBRAS: Paid-In Share Capital 21,000 Profit Reserves 18,397 Shareholders' Equity as of December 31, 2018 39,397 Note (a) - Cash and Cash Equivalent: Financial investments represented by investment fund shares with Banco do Brasil S.A., with yield linked to the variation of the Bank Deposit Certificate (CDI). The balance of these investments, in the amount of R$ 2,333 thousand, was updated until 12-31-2018, not exceeding its market value. Note (b) - Investment: 72% shareholding in the share capital of PROCUREMENT NEGÓCIOS ELETRÔNICOS S.A. - PETRONECT, CNPJ 05.370.858/0001-61, a privately owned company, headquartered in the city and state of Rio de Janeiro, established on 10-18-2002, with the purpose of providing e- commerce services, including the development of systems and management of electronic portals, related to the procurement process of material, services and products. Its operations are substantially carried out with companies within the Petrobras system. Note (c) - Information about the investee (Petronect): Interest in share capital 72% Interest in voting capital 49% - Common Shares Non-voting share capital 95% - Preferred Shares Number of shares held: Common - 11,919,978 Preferred - 23,110,161 4 272.2) Items of Shareholders' Equity: Items that make up the shareholders’ equity of E-Petro to be merged into PETROBRAS: Paid-In Share Capital 21,000 Profit Reserves 18,397 Shareholders' Equity as of December 31, 2018 39,397 Note (a) - Cash and Cash Equivalent: Financial investments represented by investment fund shares with Banco do Brasil S.A., with yield linked to the variation of the Bank Deposit Certificate (CDI). The balance of these investments, in the amount of R$ 2,333 thousand, was updated until 12-31-2018, not exceeding its market value. Note (b) - Investment: 72% shareholding in the share capital of PROCUREMENT NEGÓCIOS ELETRÔNICOS S.A. - PETRONECT, CNPJ 05.370.858/0001-61, a privately owned company, headquartered in the city and state of Rio de Janeiro, established on 10-18-2002, with the purpose of providing e- commerce services, including the development of systems and management of electronic portals, related to the procurement process of material, services and products. Its operations are substantially carried out with companies within the Petrobras system. Note (c) - Information about the investee (Petronect): Interest in share capital 72% Interest in voting capital 49% - Common Shares Non-voting share capital 95% - Preferred Shares Number of shares held: Common - 11,919,978 Preferred - 23,110,161 4 27

Loudon Blomquist 55 ANOS
AUDITORES INDEPENDENTES

Paid-In Capital	-	34,057
Shareholders' Equity	-	54,468
Net profit for calendar year	-	8,839

Investment value assessed by the equity method: **R$ 39,194 thousand**.

Note (d) - Independent Auditors' Report:

i. The financial statements of **E-Petro**, relating to 12/31/2018, which served as reference for the preparation of this assessment report, were examined by KPMG Auditores Independentes, whose "audit report", dated 03/19/2019, has no reservations.
ii. The financial statements of **Petronect**, relating to 12/31/2018, were examined by independent auditors, whose "Audit Report", dated 03/19/2019, has no reservations.

3) The merging company (**PETROBRAS**) will succeed the merged company (**E-Petro**), which will be extinguished thereof, and the merging company will be responsible for the succession of all rights and obligations, pursuant to Art. 227, third paragraph of Law 6404/76.

4) We assessed the Shareholders' Equity of the **PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. - E-Petro**, for the purpose of merging into **PETROLEO BRASILEIRO SA - PETROBRAS**, in **thirty-nine million, three hundred ninety-seven thousand reais (R$ 39,397,000.00).**

5) We state, for assessment purposes, that we are not aware of any material fact occurring between December 31, 2018 and the present date that, under the terms of the current applicable laws, should be adjusted, according to the Management's statement dated 03/20/2019.

6) Principles and Reservations:
The report in the scope of this work carefully follows the fundamental principles described below:

i. This Report was prepared by **Loudon Blomquist Auditores Independentes** (hereinafter "**Loudon**"), CNPJ 33.179.672/0004-08 and no one, except their own consultants, prepared the analyzes and corresponding conclusions inherent to its purpose, based on the information made available to them;
ii. **Loudon** does not have, directly or through its controllers, and individuals related to them, on the date this Net Assets Assessment Report was issued, any securities, or referenced derivatives, issued by the companies involved, either in their own name or under its discretionary management;
iii. **Loudon** does not have, with the companies involved, business and credit relations of any nature, which may impact this Net Assets Assessment Report;
iv. **Loudon** does not have, with the companies involved, a conflict of interest that reduces its independence required for the performance of its roles;

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v. Loudon professional fees, for the services of preparing this Net Assets Assessment Report, were defined in a single payment of fourteen thousand, nine hundred eighty-nine reais and ninety-nine cents (R$ 14,989.99) and are in no way subject to the conclusions of this report; vi. Loudon did not receive, from the companies involved, in the twelve (12) months prior to the date this Net Assets Assessment Report was issued, any other value, in addition to the aforementioned, as compensation for any advisory, assessment, audit and similar services; vii. In the best knowledge and credit of consultants, the analyzes, opinions and conclusions shown in this Report are based on data, diligences and surveys; viii. The information received from third parties is assumed to be correct, the sources of which are included and quoted in this Report; ix. This Report presents all the limiting conditions imposed by the adopted methodologies, if any, that may affect the analyzes, opinions and conclusions contained therein; x. This Report complies with the adopted recommendations and criteria, which are based on Article 264 of Law 6404/76, which requires its preparation by a specialized company, showing the evaluation criteria and comparison items adopted, as well as documents related to the purpose of assessment; xi. The controller and the managers of the companies involved did not direct, limit, hinder or perform any actions that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies that are relevant to the quality of the conclusions contained in this Report. The undersigned legal representative of Loudon Blomquist Auditores Independentes is available to support the General Shareholders’ Meeting to provide them with any additional clarifications on this Assessment Report. Rio de Janeiro, April 10, 2019. Loudon Blomquist Auditores Independentes CRC-RJ-000064/F-8 [Signature] Noel Luiz Ferreira Accountant - Partner CRC-RJ-23.317-T-SP-1458-S-RJ 6 29v. Loudon professional fees, for the services of preparing this Net Assets Assessment Report, were defined in a single payment of fourteen thousand, nine hundred eighty-nine reais and ninety-nine cents (R$ 14,989.99) and are in no way subject to the conclusions of this report; vi. Loudon did not receive, from the companies involved, in the twelve (12) months prior to the date this Net Assets Assessment Report was issued, any other value, in addition to the aforementioned, as compensation for any advisory, assessment, audit and similar services; vii. In the best knowledge and credit of consultants, the analyzes, opinions and conclusions shown in this Report are based on data, diligences and surveys; viii. The information received from third parties is assumed to be correct, the sources of which are included and quoted in this Report; ix. This Report presents all the limiting conditions imposed by the adopted methodologies, if any, that may affect the analyzes, opinions and conclusions contained therein; x. This Report complies with the adopted recommendations and criteria, which are based on Article 264 of Law 6404/76, which requires its preparation by a specialized company, showing the evaluation criteria and comparison items adopted, as well as documents related to the purpose of assessment; xi. The controller and the managers of the companies involved did not direct, limit, hinder or perform any actions that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies that are relevant to the quality of the conclusions contained in this Report. The undersigned legal representative of Loudon Blomquist Auditores Independentes is available to support the General Shareholders’ Meeting to provide them with any additional clarifications on this Assessment Report. Rio de Janeiro, April 10, 2019. Loudon Blomquist Auditores Independentes CRC-RJ-000064/F-8 [Signature] Noel Luiz Ferreira Accountant - Partner CRC-RJ-23.317-T-SP-1458-S-RJ 6 29

ANNEX III Contract signed with Loudon Blomquist Auditores Independentes 30 ANNEX III Contract signed with Loudon Blomquist Auditores Independentes 30

CONTRACT LETTER E-PETRO Request no. 4509054275 PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a state-owned capital company, registered in the National Register of Legal Entities of the Ministry of Finance under no. 33.000.167/0001-01, headquartered at Avenida República do Chile, 65, Rio de Janeiro - RJ, hereinafter referred to as PETROBRAS, in this act represented by the General Manager Cesar Cunha de Souza, CPF (Tax ID) no. 032.959.197-55. LOUDON BLOUMQUIST - AUDITORES, headquartered at Rua Senador Paulo Egidio, 1009, Sé, São Paulo-SP and a branch at Avenida Presidente Vargas, 509, 3rd floor, Downtown, Rio de Janeiro/RJ, registered in the National Register of Legal Entities of the Ministry of Finance under the no. 33.179.167/0001-01, hereinafter referred to as CONTRACTOR, hereby represented by its managing partner Noel Luiz Ferreira, CPF (Tax ID) no. 045.199.737-91. The following are partners of the CONTRACTOR: Noel Luiz Ferreira, CPF (Tax ID) no. 045.199.737-91; Luiz Carlos da Costa, CPF (Tax ID) no. 069.594.317-00; Flávio Henrique Costa Nogueira, CPF (Tax ID) no. 532.892.427-49; Jorge Luiz Ferreira Moraes, CPF (Tax ID) no. 337.135.537-34; Edio Paulo Brevilieri, CPF (Tax ID) no. 041.791.617-53 and Sérgio dos Santos Gonçalves, CPF (Tax ID) no. 228.907.347-49. PETROBRAS authorizes the CONTRACTOR to perform the services described in the item below - PURPOSE - and detailed in the Exhibits that integrate and complement this CONTRACT LETTER. 1. PURPOSE: Services for the preparation of assessment reports for the net book value of the company PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E- PETRO) pursuant to the conditions established herein and the General Contract Conditions, attached to this CONTRACT LETTER. 2. FRAMEWORK: WAIVED, article 120 and 126, item II of Petrobras Bidding and Contracts Regulation, pursuant to article 29 of Law 13303/16. 3. PRICE: Fourteen thousand nine hundred eighty-nine reais and ninety-nine cents (R$ 14,989.99), including all costs, inputs, expenses and other legal and tax obligations to comply with the contract provisions up to the end of this CONTRACT LETTER, and no claims will be allowed for price revision, compensation or refund, except for the cases of reimbursement, when provided for in the Exhibit for Service Specification and subject to the provisions of item 6 - TAX ASSESSMENT of Exhibit no. 1 - General Contract Conditions. 3.1. The costs related to workforce reflect the prices updated in the month of the proposal, thus not being allowed any claim that is based on salary review Page 1 of 25 31 CONTRACT LETTER E-PETRO Request no. 4509054275 PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a state-owned capital company, registered in the National Register of Legal Entities of the Ministry of Finance under no. 33.000.167/0001-01, headquartered at Avenida República do Chile, 65, Rio de Janeiro - RJ, hereinafter referred to as PETROBRAS, in this act represented by the General Manager Cesar Cunha de Souza, CPF (Tax ID) no. 032.959.197-55. LOUDON BLOUMQUIST - AUDITORES, headquartered at Rua Senador Paulo Egidio, 1009, Sé, São Paulo-SP and a branch at Avenida Presidente Vargas, 509, 3rd floor, Downtown, Rio de Janeiro/RJ, registered in the National Register of Legal Entities of the Ministry of Finance under the no. 33.179.167/0001-01, hereinafter referred to as CONTRACTOR, hereby represented by its managing partner Noel Luiz Ferreira, CPF (Tax ID) no. 045.199.737-91. The following are partners of the CONTRACTOR: Noel Luiz Ferreira, CPF (Tax ID) no. 045.199.737-91; Luiz Carlos da Costa, CPF (Tax ID) no. 069.594.317-00; Flávio Henrique Costa Nogueira, CPF (Tax ID) no. 532.892.427-49; Jorge Luiz Ferreira Moraes, CPF (Tax ID) no. 337.135.537-34; Edio Paulo Brevilieri, CPF (Tax ID) no. 041.791.617-53 and Sérgio dos Santos Gonçalves, CPF (Tax ID) no. 228.907.347-49. PETROBRAS authorizes the CONTRACTOR to perform the services described in the item below - PURPOSE - and detailed in the Exhibits that integrate and complement this CONTRACT LETTER. 1. PURPOSE: Services for the preparation of assessment reports for the net book value of the company PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E- PETRO) pursuant to the conditions established herein and the General Contract Conditions, attached to this CONTRACT LETTER. 2. FRAMEWORK: WAIVED, article 120 and 126, item II of Petrobras Bidding and Contracts Regulation, pursuant to article 29 of Law 13303/16. 3. PRICE: Fourteen thousand nine hundred eighty-nine reais and ninety-nine cents (R$ 14,989.99), including all costs, inputs, expenses and other legal and tax obligations to comply with the contract provisions up to the end of this CONTRACT LETTER, and no claims will be allowed for price revision, compensation or refund, except for the cases of reimbursement, when provided for in the Exhibit for Service Specification and subject to the provisions of item 6 - TAX ASSESSMENT of Exhibit no. 1 - General Contract Conditions. 3.1. The costs related to workforce reflect the prices updated in the month of the proposal, thus not being allowed any claim that is based on salary review Page 1 of 25 31 as a result of arrangements, covenants or labor agreements occurred during the term of the contract. 4. PROPOSAL DATE: 2/27/2019 5. FINES: 5.1. DEFAULT - zero point five percent (0.5%) on the contract value, per day of delay in the delivery of the service or in the fulfillment of the contract requirements, provided that the delay occurred due to the CONTRACTOR’s liability. 5.1.1. The lack of communication to PETROBRAS in the event of a labor accident on the premises of PETROBRAS, with their employees or third parties at its service, linked to the execution of this CONTRACT LETTER, and the failure to issue the Labor Accident Report - CAT, complying with the legal conditions and deadlines, give rise to a fine of one thousand two hundred reais (R$ 1,200.00) for each event. 5.1.2. The sum of the default fines will be limited to thirty percent (30%) of the contract value. 5.2. COMPENSATION - PETROBRAS may charge the CONTRACTOR the following compensation fines, and the CONTRACTOR will also be liable for any supplementary indemnity in the amount equivalent to the excess loss that it causes, pursuant to the Single Paragraph, of art. 416 of the Civil Code: 5.2.1 - Due to full noncompliance with the purpose of the contract: Thirty percent (30%) on the value of the contract. 5.2.2 - Due to noncompliance, faulty or inappropriate compliance of part of the purpose of the contract: Fifteen percent (15%) on the value of the contract. 5.3. In order to apply any fine, either due to default or compensation, the CONTRACTOR will be notified in writing and allowed ten (10) business days to reply with any justification. 6. FIXED AND NONADJUSTABLE PRICES: Contract prices are fixed and nonadjustable. 7. BANK INFO: Bank Code: ITAÚ (341), Branch: 8584, Checking Account: 24357-3 8. DEADLINE TO EXECUTE THE SERVICE: Fifteen (15) business days after requesting the reports. Page 2 of 25 32 as a result of arrangements, covenants or labor agreements occurred during the term of the contract. 4. PROPOSAL DATE: 2/27/2019 5. FINES: 5.1. DEFAULT - zero point five percent (0.5%) on the contract value, per day of delay in the delivery of the service or in the fulfillment of the contract requirements, provided that the delay occurred due to the CONTRACTOR’s liability. 5.1.1. The lack of communication to PETROBRAS in the event of a labor accident on the premises of PETROBRAS, with their employees or third parties at its service, linked to the execution of this CONTRACT LETTER, and the failure to issue the Labor Accident Report - CAT, complying with the legal conditions and deadlines, give rise to a fine of one thousand two hundred reais (R$ 1,200.00) for each event. 5.1.2. The sum of the default fines will be limited to thirty percent (30%) of the contract value. 5.2. COMPENSATION - PETROBRAS may charge the CONTRACTOR the following compensation fines, and the CONTRACTOR will also be liable for any supplementary indemnity in the amount equivalent to the excess loss that it causes, pursuant to the Single Paragraph, of art. 416 of the Civil Code: 5.2.1 - Due to full noncompliance with the purpose of the contract: Thirty percent (30%) on the value of the contract. 5.2.2 - Due to noncompliance, faulty or inappropriate compliance of part of the purpose of the contract: Fifteen percent (15%) on the value of the contract. 5.3. In order to apply any fine, either due to default or compensation, the CONTRACTOR will be notified in writing and allowed ten (10) business days to reply with any justification. 6. FIXED AND NONADJUSTABLE PRICES: Contract prices are fixed and nonadjustable. 7. BANK INFO: Bank Code: ITAÚ (341), Branch: 8584, Checking Account: 24357-3 8. DEADLINE TO EXECUTE THE SERVICE: Fifteen (15) business days after requesting the reports. Page 2 of 25 32

8.1 EFFECTIVE TERM OF THE CONTRACT LETTER: Thirty (30) days. START: 2-27-2019 END: 3-26-2019 Days of service interruption due to causes that do not depend on the contractor's will or control will be added to the above term, verified and accepted by Petrobras' inspection. 9. VENUE The District Court of the Capital of the State of Rio de Janeiro will be the jurisdiction to settle any issues arising from this CONTRACT LETTER or its execution, and the parties expressly waive any other venue, regardless of preference. 10. GENERAL PROVISIONS 10.1 - The following exhibits are part of this CONTRACT LETTER: Exhibit no. 01 - General Contract Conditions Exhibit no. 02 - Price Schedule Exhibit no. 03 - Specification of Services Exhibit no. 04 - Service Monitoring Criteria Exhibit no. 05 - Instructions for Use of Petrobras Facilities Exhibit no. 06 - Contractor's Proposal 10.2 - If there is any divergence between the provisions in the Exhibits and those of this contract, the latter will prevail. 10.3 - Changes to contract provisions will be made by amendment whenever they arise from supervening factors or opportunities that require their revision. 10.4 - This CONTRACT LETTER is also governed by Law 13303/16 of June 30, 2016, and by Petrobras' Bidding and Contracts Regulation. Rio de Janeiro, February 27, 2019. _______________________ ___________________________ Petróleo Brasileiro S/A Loudon Bloumquist - Auditores Cesar Cunha de Souza Noel Luiz Ferreira CPF (Tax ID): 032.959.197-55 CPF (Tax ID): 045.199.737-91 Page 3 of 25 33 8.1 EFFECTIVE TERM OF THE CONTRACT LETTER: Thirty (30) days. START: 2-27-2019 END: 3-26-2019 Days of service interruption due to causes that do not depend on the contractor's will or control will be added to the above term, verified and accepted by Petrobras' inspection. 9. VENUE The District Court of the Capital of the State of Rio de Janeiro will be the jurisdiction to settle any issues arising from this CONTRACT LETTER or its execution, and the parties expressly waive any other venue, regardless of preference. 10. GENERAL PROVISIONS 10.1 - The following exhibits are part of this CONTRACT LETTER: Exhibit no. 01 - General Contract Conditions Exhibit no. 02 - Price Schedule Exhibit no. 03 - Specification of Services Exhibit no. 04 - Service Monitoring Criteria Exhibit no. 05 - Instructions for Use of Petrobras Facilities Exhibit no. 06 - Contractor's Proposal 10.2 - If there is any divergence between the provisions in the Exhibits and those of this contract, the latter will prevail. 10.3 - Changes to contract provisions will be made by amendment whenever they arise from supervening factors or opportunities that require their revision. 10.4 - This CONTRACT LETTER is also governed by Law 13303/16 of June 30, 2016, and by Petrobras' Bidding and Contracts Regulation. Rio de Janeiro, February 27, 2019. _______________________ ___________________________ Petróleo Brasileiro S/A Loudon Bloumquist - Auditores Cesar Cunha de Souza Noel Luiz Ferreira CPF (Tax ID): 032.959.197-55 CPF (Tax ID): 045.199.737-91 Page 3 of 25 33

WITNESSES: ______________________________ _____________________________ Name: Davidson Carneiro de Oliveira Name: Charles de Carvalho Ferreira CPF (Tax ID): 052.132.126-38 CPF (Tax ID): 029.694.317-77 [ digitally signed ] GENERAL CONTRACT CONDITIONS EXHIBIT no. 1 1. SPECIFICATIONS 1.1 - In performing the service, the CONTRACTOR must strictly follow the specifications included in this CONTRACT LETTER and its Exhibits. Any change can only be made upon the prior written consent of PETROBRAS. 2. PAYMENT METHOD 2.1 - Payments due will be made by PETROBRAS through collection issued by banking institution (simple and registered collection mode in CNAB240 standard) in the name of the CONTRACTOR, whose due date will be on the thirtieth (30th) day from the end date of Petrobras acceptance, as per Exhibit 03, provided that the CONTRACTOR submits the billing documents (tax receipt and/or invoice) by the fourth (4th) business day of the month following the acceptance, which are essential for proper payment. 2.1.1 - Payments may eventually be made by deposit in checking account of the CONTRACTOR. 2.1.2 - The delivery of the billing document past the deadline specified in item 2.1 or noncompliant with the provisions of item 2.1.4 will imply in the postponement of payment for the same period as the delay in delivering such documents. 2.1.3 - No invoices of the CONTRACTOR will be processed without first having the respective Monitoring Report issued. 2.1.4 - Invoices must include, in addition to the signature date of this CONTRACT LETTER, the following information: . The number of legal contract - ICJ; . The number of the Monitoring Report; . The name and code of the bank; . Branch, code and address; Page 4 of 25 34WITNESSES: ______________________________ _____________________________ Name: Davidson Carneiro de Oliveira Name: Charles de Carvalho Ferreira CPF (Tax ID): 052.132.126-38 CPF (Tax ID): 029.694.317-77 [ digitally signed ] GENERAL CONTRACT CONDITIONS EXHIBIT no. 1 1. SPECIFICATIONS 1.1 - In performing the service, the CONTRACTOR must strictly follow the specifications included in this CONTRACT LETTER and its Exhibits. Any change can only be made upon the prior written consent of PETROBRAS. 2. PAYMENT METHOD 2.1 - Payments due will be made by PETROBRAS through collection issued by banking institution (simple and registered collection mode in CNAB240 standard) in the name of the CONTRACTOR, whose due date will be on the thirtieth (30th) day from the end date of Petrobras acceptance, as per Exhibit 03, provided that the CONTRACTOR submits the billing documents (tax receipt and/or invoice) by the fourth (4th) business day of the month following the acceptance, which are essential for proper payment. 2.1.1 - Payments may eventually be made by deposit in checking account of the CONTRACTOR. 2.1.2 - The delivery of the billing document past the deadline specified in item 2.1 or noncompliant with the provisions of item 2.1.4 will imply in the postponement of payment for the same period as the delay in delivering such documents. 2.1.3 - No invoices of the CONTRACTOR will be processed without first having the respective Monitoring Report issued. 2.1.4 - Invoices must include, in addition to the signature date of this CONTRACT LETTER, the following information: . The number of legal contract - ICJ; . The number of the Monitoring Report; . The name and code of the bank; . Branch, code and address; Page 4 of 25 34

. Checking account number of the CONTRACTOR. 2.1.4.1 - Whenever an invoice is submitted with bank information different from those listed under item 2.1.4, such amendments shall be considered only if accompanied by written communication from the CONTRACTOR and will only prevail for the specific purpose of that payment. 2.1.4.2. - There is no remuneration by period needed for the payment of invoices. 2.2 - PETROBRAS is entitled to deduct from the payment due to the CONTRACTOR, under this CONTRACT LETTER or any other contract entered into with PETROBRAS, in any case informing its decision five (5) business days in advance, in writing, any amounts related to: 2.2.1 - All debits that it has given cause, notably fines of any kind and those arising from tax, social security and labor obligations, plus consequential costs; 2.2.2 - Expenditure related to the failure remediation; 2.2.3 - Inputs under its responsibility and not supplied; 2.2.4 - Use of material or equipment of PETROBRAS whose supply is an obligation of the CONTRACTOR. 2.2.5 - In the event that PETROBRAS deducts amounts from invoices of the CONTRACTOR that subsequently were considered incorrect or noncompliant with the provisions of this CONTRACT LETTER, the amounts incorrectly deducted must be returned within five (5) business days of the completion of the internal procedure of PETROBRAS that acknowledges the undue deductions, adjusted by the SELIC rate, considering the period between the deduction date and the day before the reimbursement of such amounts. 2.3 - Basic prices must appear highlighted, in a single billing document. 3. CONTRACTOR OBLIGATIONS 3.1 - The obligations of the CONTRACTOR - without prejudice to others specified in this CONTRACT LETTER or its Exhibits - are the following: 3.1.1 - Comply with the Labor Laws along the execution of this CONTRACT LETTER, periodically proven by a Certificate of Labor Debt Settlement. Page 5 of 25 35 . Checking account number of the CONTRACTOR. 2.1.4.1 - Whenever an invoice is submitted with bank information different from those listed under item 2.1.4, such amendments shall be considered only if accompanied by written communication from the CONTRACTOR and will only prevail for the specific purpose of that payment. 2.1.4.2. - There is no remuneration by period needed for the payment of invoices. 2.2 - PETROBRAS is entitled to deduct from the payment due to the CONTRACTOR, under this CONTRACT LETTER or any other contract entered into with PETROBRAS, in any case informing its decision five (5) business days in advance, in writing, any amounts related to: 2.2.1 - All debits that it has given cause, notably fines of any kind and those arising from tax, social security and labor obligations, plus consequential costs; 2.2.2 - Expenditure related to the failure remediation; 2.2.3 - Inputs under its responsibility and not supplied; 2.2.4 - Use of material or equipment of PETROBRAS whose supply is an obligation of the CONTRACTOR. 2.2.5 - In the event that PETROBRAS deducts amounts from invoices of the CONTRACTOR that subsequently were considered incorrect or noncompliant with the provisions of this CONTRACT LETTER, the amounts incorrectly deducted must be returned within five (5) business days of the completion of the internal procedure of PETROBRAS that acknowledges the undue deductions, adjusted by the SELIC rate, considering the period between the deduction date and the day before the reimbursement of such amounts. 2.3 - Basic prices must appear highlighted, in a single billing document. 3. CONTRACTOR OBLIGATIONS 3.1 - The obligations of the CONTRACTOR - without prejudice to others specified in this CONTRACT LETTER or its Exhibits - are the following: 3.1.1 - Comply with the Labor Laws along the execution of this CONTRACT LETTER, periodically proven by a Certificate of Labor Debt Settlement. Page 5 of 25 35

3.1.2 - Perform the services agreed upon herein, pursuant to this CONTRACT LETTER and its Exhibits, within the terms and conditions set forth herein. 3.1.3 - Facilitate the Inspection carried out by PETROBRAS, providing information and documentation related to the service being performed, and promptly meeting their requests and demands. 3.1.4 - Reperform or remediate, at its own expense and within the time limits set by the Inspection, all and any service performed and noncompliant with the purpose of this CONTRACT LETTER and its Exhibits, even those already recorded in the Monitoring Report. 3.1.4.1 - If the service needs to be reperformed, the CONTRACTOR must perform it as per agreed conditions, at its own expense. If the CONTRACTOR fails to reperform it, PETROBRAS may employ a third party to perform the service, and the CONTRACTOR will acknowledge its responsibility for reimbursement to PETROBRAS of the amount paid to the employed third party, and for the purpose of this section, the provisions of Item 9 - RESPONSIBILITY OF THE PARTIES shall not be applied. 3.1.5 - Be liable for any damage or loss caused to PETROBRAS or third parties, subject to the provisions of item 9 - RESPONSIBILITY OF THE PARTIES. 3.1.6 - Bear all Labor and Social Security charges and others provided by law and due to its staff. 3.1.7 - Ensure that none of its employees, either by action or omission, hides, participates in the hiding or tolerates that someone hides a labor accident occurred as a result of the execution of this CONTRACT LETTER. 3.1.8 - Issue a Labor Accident Report - CAT, complying with legal conditions and deadlines, in the event of a labor accident with its employees who work at PETROBRAS’ facilities. 3.1.9 - Report to PETROBRAS, within two (2) calendar days from the event occurred, any labor accident with its employees or with employees of its subcontractors or assignees, who work in PETROBRAS’ facilities. 3.1.10 - PETROBRAS reserves the right to monitor compliance with the obligation provided for in item 3.1.9 and may require the CONTRACTOR to prove the issuing of the Labor Accident Report - CAT, under legal conditions and deadlines. Page 6 of 25 363.1.2 - Perform the services agreed upon herein, pursuant to this CONTRACT LETTER and its Exhibits, within the terms and conditions set forth herein. 3.1.3 - Facilitate the Inspection carried out by PETROBRAS, providing information and documentation related to the service being performed, and promptly meeting their requests and demands. 3.1.4 - Reperform or remediate, at its own expense and within the time limits set by the Inspection, all and any service performed and noncompliant with the purpose of this CONTRACT LETTER and its Exhibits, even those already recorded in the Monitoring Report. 3.1.4.1 - If the service needs to be reperformed, the CONTRACTOR must perform it as per agreed conditions, at its own expense. If the CONTRACTOR fails to reperform it, PETROBRAS may employ a third party to perform the service, and the CONTRACTOR will acknowledge its responsibility for reimbursement to PETROBRAS of the amount paid to the employed third party, and for the purpose of this section, the provisions of Item 9 - RESPONSIBILITY OF THE PARTIES shall not be applied. 3.1.5 - Be liable for any damage or loss caused to PETROBRAS or third parties, subject to the provisions of item 9 - RESPONSIBILITY OF THE PARTIES. 3.1.6 - Bear all Labor and Social Security charges and others provided by law and due to its staff. 3.1.7 - Ensure that none of its employees, either by action or omission, hides, participates in the hiding or tolerates that someone hides a labor accident occurred as a result of the execution of this CONTRACT LETTER. 3.1.8 - Issue a Labor Accident Report - CAT, complying with legal conditions and deadlines, in the event of a labor accident with its employees who work at PETROBRAS’ facilities. 3.1.9 - Report to PETROBRAS, within two (2) calendar days from the event occurred, any labor accident with its employees or with employees of its subcontractors or assignees, who work in PETROBRAS’ facilities. 3.1.10 - PETROBRAS reserves the right to monitor compliance with the obligation provided for in item 3.1.9 and may require the CONTRACTOR to prove the issuing of the Labor Accident Report - CAT, under legal conditions and deadlines. Page 6 of 25 36

3.1.11 - Facilitate and not prevent the inspection by PETROBRAS as to the fulfillment of the obligations provided for in items 3.1.9 and 3.1.10, and it may be required to prove that the company, as well as any of its subcontractor, issued the Labor Accident Report - CAT, under the legal conditions and deadlines. 3.1.12 - Exclusively use its employees for the performance of the contracted services, except in the case of subcontracting previously authorized by PETROBRAS. 3.1.13 - Refrain from using, in all activities related to the execution of this CONTRACT LETTER, child labor pursuant to section XXXIII of article 7 of the Brazilian Constitution, nor using workforce under slave-like conditions, as well as include specific similar clause in the contracts signed with suppliers of raw materials and/or service providers, under risk of incurring in fine or termination of this CONTRACT LETTER, without prejudice to other applicable measures. 3.1.13.1 - The CONTRACTOR is obliged, whenever requested by PETROBRAS, to issue a written statement saying it has complied or is complying with the requirement in item 3.1.13 3.1.14 - Submit, whenever requested, documentation showing proof of compliance with labor obligations, social security contributions and deposits to FGTS, relating to its employees. 3.1.15 Provide, under risk of retention of the Monitoring Report - RM: a) Copy of the GFIP - Proof of payment of the Insurance Fund for Time of Service and full Social Security Information, referring to this CONTRACT LETTER and its respective proof of delivery, pursuant to the laws in force. Additionally, provide officially issued semi-annual certificates of FGTS settlement or similar document. b) Certified copy of the GPS - Proof of payment of Social Security in the amount indicated in the GFIP report. If the payment has been made over the Internet, only the proof of payment must be submitted, accompanied by the GPS. 3.1.15.1 - Documents mentioned in the items above shall not be required - when the Monitoring Report - RM of the first payment event is issued - if the calculation period for the payment due to the Federal Revenue Service of Brazil (RFB) has not closed, but such documents must be delivered upon the next monitoring period. 3.1.15.2 - Upon final execution of this CONTRACT LETTER, the signature of the Term of Final Acceptance (TRD) shall be performed Page 7 of 25 37 3.1.11 - Facilitate and not prevent the inspection by PETROBRAS as to the fulfillment of the obligations provided for in items 3.1.9 and 3.1.10, and it may be required to prove that the company, as well as any of its subcontractor, issued the Labor Accident Report - CAT, under the legal conditions and deadlines. 3.1.12 - Exclusively use its employees for the performance of the contracted services, except in the case of subcontracting previously authorized by PETROBRAS. 3.1.13 - Refrain from using, in all activities related to the execution of this CONTRACT LETTER, child labor pursuant to section XXXIII of article 7 of the Brazilian Constitution, nor using workforce under slave-like conditions, as well as include specific similar clause in the contracts signed with suppliers of raw materials and/or service providers, under risk of incurring in fine or termination of this CONTRACT LETTER, without prejudice to other applicable measures. 3.1.13.1 - The CONTRACTOR is obliged, whenever requested by PETROBRAS, to issue a written statement saying it has complied or is complying with the requirement in item 3.1.13 3.1.14 - Submit, whenever requested, documentation showing proof of compliance with labor obligations, social security contributions and deposits to FGTS, relating to its employees. 3.1.15 Provide, under risk of retention of the Monitoring Report - RM: a) Copy of the GFIP - Proof of payment of the Insurance Fund for Time of Service and full Social Security Information, referring to this CONTRACT LETTER and its respective proof of delivery, pursuant to the laws in force. Additionally, provide officially issued semi-annual certificates of FGTS settlement or similar document. b) Certified copy of the GPS - Proof of payment of Social Security in the amount indicated in the GFIP report. If the payment has been made over the Internet, only the proof of payment must be submitted, accompanied by the GPS. 3.1.15.1 - Documents mentioned in the items above shall not be required - when the Monitoring Report - RM of the first payment event is issued - if the calculation period for the payment due to the Federal Revenue Service of Brazil (RFB) has not closed, but such documents must be delivered upon the next monitoring period. 3.1.15.2 - Upon final execution of this CONTRACT LETTER, the signature of the Term of Final Acceptance (TRD) shall be performed Page 7 of 25 37 after the CONTRACTOR has submitted, within sixty (60) days, the documents mentioned in items “a” and “b” for the last month of monitoring, under risk of incurring in applicable administrative penalties. 3.1.16 - Take any and all labor, social security, tax and land obligations arising from the execution of the contract, bearing all costs and expenses related to administrative, legal and arbitration procedures, in any venue or court, which may be filed against PETROBRAS, upholding in court or other venues the full responsibility related to such obligations, safeguarding the interests of PETROBRAS, providing also the necessary guarantees for relief. 3.1.16.1 - The provisions in item 3.1.16 do not exempt the CONTRACTOR to reimburse PETROBRAS for the amount that has been charged due to conviction, determined by Court, by Arbitration Court or any other relevant authority, as a result of labor, social security and tax obligations and FGTS deposits related to the CONTRACTOR’s employees. This amount will also encompass its accessories, such as procedural costs, attorneys’ fees, court costs, cost of money and interest. 3.1.17 - Submit a copy of the Registry filled with the Board of Trade or the Legal Entities Registrar Office to Inspection, whenever there is a change in the corporate structure of the CONTRACTOR. 3.1.18 - Pay fully for the Private Health Care Plan for all its employees directly related to the provision of services under this CONTRACT LETTER, also covering their dependents, as set forth in this CONTRACT LETTER. 3.1.18.1 - The employee may contribute with up to twenty-five percent (25%) of the Health Plan costs with regards to the procedures provided for in the ANS list for the Ambulatory Plan, provided that such payment share does not mean restriction to patient access to health care. 3.1.18.2 - The Private Health Care Plan must meet the following criteria: a) Have a registration number of the Health Service Provider and the product (Health Plan) within the National Agency of Complimentary Health Services - ANS; b) Contract scheme or type: Company group; c) Assistance model: Standard plan with ambulatory and hospital healthcare coverage, including obstetrics and dental plan as defined in current laws; Page 8 of 25 38 after the CONTRACTOR has submitted, within sixty (60) days, the documents mentioned in items “a” and “b” for the last month of monitoring, under risk of incurring in applicable administrative penalties. 3.1.16 - Take any and all labor, social security, tax and land obligations arising from the execution of the contract, bearing all costs and expenses related to administrative, legal and arbitration procedures, in any venue or court, which may be filed against PETROBRAS, upholding in court or other venues the full responsibility related to such obligations, safeguarding the interests of PETROBRAS, providing also the necessary guarantees for relief. 3.1.16.1 - The provisions in item 3.1.16 do not exempt the CONTRACTOR to reimburse PETROBRAS for the amount that has been charged due to conviction, determined by Court, by Arbitration Court or any other relevant authority, as a result of labor, social security and tax obligations and FGTS deposits related to the CONTRACTOR’s employees. This amount will also encompass its accessories, such as procedural costs, attorneys’ fees, court costs, cost of money and interest. 3.1.17 - Submit a copy of the Registry filled with the Board of Trade or the Legal Entities Registrar Office to Inspection, whenever there is a change in the corporate structure of the CONTRACTOR. 3.1.18 - Pay fully for the Private Health Care Plan for all its employees directly related to the provision of services under this CONTRACT LETTER, also covering their dependents, as set forth in this CONTRACT LETTER. 3.1.18.1 - The employee may contribute with up to twenty-five percent (25%) of the Health Plan costs with regards to the procedures provided for in the ANS list for the Ambulatory Plan, provided that such payment share does not mean restriction to patient access to health care. 3.1.18.2 - The Private Health Care Plan must meet the following criteria: a) Have a registration number of the Health Service Provider and the product (Health Plan) within the National Agency of Complimentary Health Services - ANS; b) Contract scheme or type: Company group; c) Assistance model: Standard plan with ambulatory and hospital healthcare coverage, including obstetrics and dental plan as defined in current laws; Page 8 of 25 38

d) Coverage for procedures related to labor accidents and their consequences, as well as occupational and professional diseases; e) Geographic Coverage: at the Contractor's discretion, ensuring minimum coverage at the work site; f) Coverage extended to the spouse or companion and children up to 21 years old, provided they are not emancipated; g) Does not require compliance with grace period of any nature. 3.1.18.3 - The CONTRACTOR must disclose the benefit and its governing rules to all employees bound by this CONTRACT LETTER. 3.1.18.4 - The CONTRACTOR must submit to Inspection, whenever requested, proof of maintenance of the Health Care Plan pursuant to this item 3.1.18. 3.1.18.5 - The CONTRACTOR must adopt practices that promote social responsibility, avoiding the intentional manipulation and of relevant impact on percentage levels of marriage status of employees hired, showing evidence of such percentages for the employees that are bound by this CONTRACT LETTER, updated every three (3) months. 3.1.19 - Not to keep, during the execution of the CONTRACT LETTER, manager or partner with management power who is a spouse, partner or relative, either in straight or collateral line, by consanguinity or affinity, up to the third degree, of an employee of PETROBRAS holding a commissioned position: (i) that authorized the contracting; (ii) that signed the CONTRACT LETTER; (iii) in charge of the request; (iv) in charge of contracting; (v) that is the upper direct report of the person in charge of the request; (vi) that is the upper direct report of the person in charge of contracting. 3.1.19.1 - Failure to comply with the above obligation will result in a fine or contract termination. 3.1.20 - Not to use, in the performance of the service under the scope of this CONTRACT LETTER, under risk of incurring in fine or contract termination, an employee who is a spouse, partner or relative in a straight or collateral line, by consanguinity or affinity, up to the third degree, of an employee of PETROBRAS holding a commissioned position: (i) that authorized the contracting; (ii) that signed the CONTRACT LETTER; (iii) in charge of the request; (iv) in charge of contracting; (v) that is the upper direct report of the person in charge of the request; (vi) that is the upper direct report of the person in charge of contracting. Page 9 of 25 39 d) Coverage for procedures related to labor accidents and their consequences, as well as occupational and professional diseases; e) Geographic Coverage: at the Contractor's discretion, ensuring minimum coverage at the work site; f) Coverage extended to the spouse or companion and children up to 21 years old, provided they are not emancipated; g) Does not require compliance with grace period of any nature. 3.1.18.3 - The CONTRACTOR must disclose the benefit and its governing rules to all employees bound by this CONTRACT LETTER. 3.1.18.4 - The CONTRACTOR must submit to Inspection, whenever requested, proof of maintenance of the Health Care Plan pursuant to this item 3.1.18. 3.1.18.5 - The CONTRACTOR must adopt practices that promote social responsibility, avoiding the intentional manipulation and of relevant impact on percentage levels of marriage status of employees hired, showing evidence of such percentages for the employees that are bound by this CONTRACT LETTER, updated every three (3) months. 3.1.19 - Not to keep, during the execution of the CONTRACT LETTER, manager or partner with management power who is a spouse, partner or relative, either in straight or collateral line, by consanguinity or affinity, up to the third degree, of an employee of PETROBRAS holding a commissioned position: (i) that authorized the contracting; (ii) that signed the CONTRACT LETTER; (iii) in charge of the request; (iv) in charge of contracting; (v) that is the upper direct report of the person in charge of the request; (vi) that is the upper direct report of the person in charge of contracting. 3.1.19.1 - Failure to comply with the above obligation will result in a fine or contract termination. 3.1.20 - Not to use, in the performance of the service under the scope of this CONTRACT LETTER, under risk of incurring in fine or contract termination, an employee who is a spouse, partner or relative in a straight or collateral line, by consanguinity or affinity, up to the third degree, of an employee of PETROBRAS holding a commissioned position: (i) that authorized the contracting; (ii) that signed the CONTRACT LETTER; (iii) in charge of the request; (iv) in charge of contracting; (v) that is the upper direct report of the person in charge of the request; (vi) that is the upper direct report of the person in charge of contracting. Page 9 of 25 39

3.1.20.1 - Failure to comply with the above obligation will result in a fine or contract termination. 3.1. 21 - Comply with the Procedures, Policies, Guidelines and Standards of Information Security of PETROBRAS. 3.1.21.1 - The Procedures, Policies, Guidelines and Standards of Information Security of PETROBRAS are available in Petronect Portal on the Internet at www.petronect.com.br, for registered users with ID and password. 3.1.21.2 - Provide appropriate handling of information received or produced, directly or indirectly under this CONTRACT LETTER, according to the degree of secrecy established by PETROBRAS. 3.1.21.3 - Keep the staff informed of the Procedures, Policies, Guidelines and Standards of Information Security of PETROBRAS. 3.1.21.4 - Communicate PETROBRAS immediately of possible cases of noncompliance with a standard on the Information Security of PETROBRAS, keeping PETROBRAS reported on incident handling procedures. 3.1.21.5 - For Information Security purposes, the CONTRACTOR undertakes the responsibility for its directors, employees, agents of any kind, successors and commissioners, as well as for its third party contractors. 3.1.21.6 - Allow PETROBRAS to oversee practices adopted by the CONTRACTOR regarding Information Security. 3.1.22 - Not to make use of the name PETROBRAS, the PETROBRAS trademark, the expression at the service of PETROBRAS or similar expressions, especially in uniforms, vehicles, tools and equipment, owned or not by the CONTRACTOR, except where previously and expressly authorized, in writing, by PETROBRAS. 3.1.23 - In relation to operations, activities and services provided for in this CONTRACT LETTER, the CONTRACTOR: 3.1.23.1 - States that it did not make, did not offer or authorized, directly or indirectly, and undertakes not to make, not to offer or to authorize, directly or indirectly, any payment, gift, entertainment, travel, promise or other advantage for the use or benefit, directly or indirectly, of any authority or public official, as defined in art. 327, caput, paragraphs 1 and 2, of the Brazilian Criminal Code, any national or foreign individual or entity, belonging or not to the national or foreign public administration, or related to them, including political party, member of a political party, candidate on an elective position, when such payment, offer or promise of gift, entertainment or travel, or any Page 10 of 25 40 3.1.20.1 - Failure to comply with the above obligation will result in a fine or contract termination. 3.1. 21 - Comply with the Procedures, Policies, Guidelines and Standards of Information Security of PETROBRAS. 3.1.21.1 - The Procedures, Policies, Guidelines and Standards of Information Security of PETROBRAS are available in Petronect Portal on the Internet at www.petronect.com.br, for registered users with ID and password. 3.1.21.2 - Provide appropriate handling of information received or produced, directly or indirectly under this CONTRACT LETTER, according to the degree of secrecy established by PETROBRAS. 3.1.21.3 - Keep the staff informed of the Procedures, Policies, Guidelines and Standards of Information Security of PETROBRAS. 3.1.21.4 - Communicate PETROBRAS immediately of possible cases of noncompliance with a standard on the Information Security of PETROBRAS, keeping PETROBRAS reported on incident handling procedures. 3.1.21.5 - For Information Security purposes, the CONTRACTOR undertakes the responsibility for its directors, employees, agents of any kind, successors and commissioners, as well as for its third party contractors. 3.1.21.6 - Allow PETROBRAS to oversee practices adopted by the CONTRACTOR regarding Information Security. 3.1.22 - Not to make use of the name PETROBRAS, the PETROBRAS trademark, the expression at the service of PETROBRAS or similar expressions, especially in uniforms, vehicles, tools and equipment, owned or not by the CONTRACTOR, except where previously and expressly authorized, in writing, by PETROBRAS. 3.1.23 - In relation to operations, activities and services provided for in this CONTRACT LETTER, the CONTRACTOR: 3.1.23.1 - States that it did not make, did not offer or authorized, directly or indirectly, and undertakes not to make, not to offer or to authorize, directly or indirectly, any payment, gift, entertainment, travel, promise or other advantage for the use or benefit, directly or indirectly, of any authority or public official, as defined in art. 327, caput, paragraphs 1 and 2, of the Brazilian Criminal Code, any national or foreign individual or entity, belonging or not to the national or foreign public administration, or related to them, including political party, member of a political party, candidate on an elective position, when such payment, offer or promise of gift, entertainment or travel, or any Page 10 of 25 40 other advantage, is considered an offense under Brazilian laws, under the Foreign Corrupt Practices Act of 1977 - FCPA or under the UK Bribery Act of 2010 - UKBA. 3.1.23.2 - Will immediately report to PETROBRAS on the initiation and progress of any investigation or administrative or judicial proceeding to verify the undertaking of the wrongful acts described in item 3.1.24.1, ascribed to the CONTRACTOR or to its subsidiaries, parent companies and companies under common control, their respective managers, agents, employees, representatives and third parties at their service, referring to the operations, activities and services provided for in this CONTRACT LETTER. 3.1.23.3 - States that it communicated its administrators, agents, representatives, employees and third parties at its service, as well as to those of its subsidiaries, parent companies and companies under common control, of its commitment with the provisions of this clause, as well as took measures so that they commit themselves not to undertake conduct or omissions that may result in liability to PETROBRAS. 3.1.23.4 - Takes responsibility for acts it performed - or that its subsidiaries, parent companies and companies under common control performed - in breach of the provisions of this clause, including those performed by their respective managers, agents, employees, representatives and third parties at their service, with regards to operations, activities and services provided for in this CONTRACT LETTER. 3.1.23.5 - Will provide a statement, whenever requested by PETROBRAS, in the sense that it has been complying with the provisions of this clause. 3.1.23.6 - Declares that it is aware of and agrees with the provisions contained in the Petrobras System Ethics Code, the Petrobras Conduct Guide and the Petrobras Social Responsibility Policy, available at http://www.petrobras.com.br 4. MONITORING 4.1 - PETROBRAS will monitor the services performed, gathering the results found in the Monitoring Report (RM) signed by both parties and delivered to st the CONTRACTOR up to the first (1) day of the month following the monitoring, for the purpose of submitting the billing documents. Page 11 of 25 41 other advantage, is considered an offense under Brazilian laws, under the Foreign Corrupt Practices Act of 1977 - FCPA or under the UK Bribery Act of 2010 - UKBA. 3.1.23.2 - Will immediately report to PETROBRAS on the initiation and progress of any investigation or administrative or judicial proceeding to verify the undertaking of the wrongful acts described in item 3.1.24.1, ascribed to the CONTRACTOR or to its subsidiaries, parent companies and companies under common control, their respective managers, agents, employees, representatives and third parties at their service, referring to the operations, activities and services provided for in this CONTRACT LETTER. 3.1.23.3 - States that it communicated its administrators, agents, representatives, employees and third parties at its service, as well as to those of its subsidiaries, parent companies and companies under common control, of its commitment with the provisions of this clause, as well as took measures so that they commit themselves not to undertake conduct or omissions that may result in liability to PETROBRAS. 3.1.23.4 - Takes responsibility for acts it performed - or that its subsidiaries, parent companies and companies under common control performed - in breach of the provisions of this clause, including those performed by their respective managers, agents, employees, representatives and third parties at their service, with regards to operations, activities and services provided for in this CONTRACT LETTER. 3.1.23.5 - Will provide a statement, whenever requested by PETROBRAS, in the sense that it has been complying with the provisions of this clause. 3.1.23.6 - Declares that it is aware of and agrees with the provisions contained in the Petrobras System Ethics Code, the Petrobras Conduct Guide and the Petrobras Social Responsibility Policy, available at http://www.petrobras.com.br 4. MONITORING 4.1 - PETROBRAS will monitor the services performed, gathering the results found in the Monitoring Report (RM) signed by both parties and delivered to st the CONTRACTOR up to the first (1) day of the month following the monitoring, for the purpose of submitting the billing documents. Page 11 of 25 41

4.1.1 - The period to be considered for performance of the services is from the twenty-six (26) of the previous month to the twenty-five (25) of the accrual month. 4.1.2 - The RM for the last monitoring will be retained until the CONTRACTOR sends to PETROBRAS the proof of payment of severance pay for dismissed employees and a formal statement of maintenance of the remaining employment contracts. 5. OVERSIGHT 5.1 - Oversight shall be performed by a PETROBRAS agent in charge of verifying the fulfillment of obligations by the CONTRACTOR, aiming to ensure that the services are performed pursuant to the provisions of this CONTRACT LETTER and its Exhibits. 5.2 - The action or omission, total or partial, of Oversight does not exempt the CONTRACTOR of its full responsibility for the performance of the agreed upon services. 5.3 - When the terms of this CONTRACT LETTER are met, the performance of Oversight by PETROBRAS should not be considered an abuse of right. 6. TAX ASSESSMENT 6.1 - Taxes of any nature, which are due as a direct result of this CONTRACT LETTER or its execution, are the sole responsibility of the taxpayer, as defined in the tax regulation, with no entitlement to reimbursement. 6.1.1 - Taxes levied as a direct result of this CONTRACT LETTER will not be considered as taxes due when the economic burden must be borne by the CONTRACTOR, such as: IRPJ, CSLL, IOF, social security contributions on payroll, among others. 6.1.2 - The CONTRACTOR states that it has taken into account, when submitting its proposal, the taxes levied on the service execution, and no claim will be accepted if based on a mistake in such assessment, for the purpose of requesting a price review or refund for tax collections determined by the relevant authority. 6.1.3 - The CONTRACTOR undertakes to reduce the contract price due to the undue increase of amounts corresponding to taxes of any nature, of not taking advantage of tax benefits, not making deductions or not taking advantage of credits authorized by law, with the consequent refund or compensation to PETROBRAS of any amounts paid to the CONTRACTOR, updated exclusively based on the SELIC rate, considering the period between the date of the payment made to the CONTRACTOR and the day before the refund or compensation referred to in this Clause. 6.2 - PETROBRAS, when acting as tax withholder, will deduct and collect Page 12 of 25 42 4.1.1 - The period to be considered for performance of the services is from the twenty-six (26) of the previous month to the twenty-five (25) of the accrual month. 4.1.2 - The RM for the last monitoring will be retained until the CONTRACTOR sends to PETROBRAS the proof of payment of severance pay for dismissed employees and a formal statement of maintenance of the remaining employment contracts. 5. OVERSIGHT 5.1 - Oversight shall be performed by a PETROBRAS agent in charge of verifying the fulfillment of obligations by the CONTRACTOR, aiming to ensure that the services are performed pursuant to the provisions of this CONTRACT LETTER and its Exhibits. 5.2 - The action or omission, total or partial, of Oversight does not exempt the CONTRACTOR of its full responsibility for the performance of the agreed upon services. 5.3 - When the terms of this CONTRACT LETTER are met, the performance of Oversight by PETROBRAS should not be considered an abuse of right. 6. TAX ASSESSMENT 6.1 - Taxes of any nature, which are due as a direct result of this CONTRACT LETTER or its execution, are the sole responsibility of the taxpayer, as defined in the tax regulation, with no entitlement to reimbursement. 6.1.1 - Taxes levied as a direct result of this CONTRACT LETTER will not be considered as taxes due when the economic burden must be borne by the CONTRACTOR, such as: IRPJ, CSLL, IOF, social security contributions on payroll, among others. 6.1.2 - The CONTRACTOR states that it has taken into account, when submitting its proposal, the taxes levied on the service execution, and no claim will be accepted if based on a mistake in such assessment, for the purpose of requesting a price review or refund for tax collections determined by the relevant authority. 6.1.3 - The CONTRACTOR undertakes to reduce the contract price due to the undue increase of amounts corresponding to taxes of any nature, of not taking advantage of tax benefits, not making deductions or not taking advantage of credits authorized by law, with the consequent refund or compensation to PETROBRAS of any amounts paid to the CONTRACTOR, updated exclusively based on the SELIC rate, considering the period between the date of the payment made to the CONTRACTOR and the day before the refund or compensation referred to in this Clause. 6.2 - PETROBRAS, when acting as tax withholder, will deduct and collect Page 12 of 25 42 from payments made, within the terms provided for by law, the taxes to which it is bound by current laws, and the CONTRACTOR will not be entitled to an increase in the calculation base or to the revision mentioned in item 6.3. 6.2.1 - The CONTRACTOR will provide in advance all documents required for any reduction or elimination of the tax withholding to be made by PETROBRAS, with no need for communication or notice. 6.3 - If, during the term of this CONTRACT LETTER, there are new taxes created, changes in rates and/or in the calculation base, or extinction of existing taxes, the establishment of tax incentives of any nature and/or the exemption or reduction of taxes, which will certainly and directly increase or reduce the burden for the CONTRACTOR, the price will be revised in proportion to the increase or reduction that occurred, with an offset of the difference resulting from the respective changes in the immediate upcoming event. 6.3.1 - The review provided for in item 6.3, to increase the contract price, will only occur if the increase in the tax burden is not the result of a decision taken by the CONTRACTOR, such as change of facilities providing the services, adherence to a simplified taxation system, among others, or even a mere economic circumstance, such as a higher taxation level due to the growth in revenue, which already existed when the proposal was submitted. 6.3.2 - The CONTRACTOR will provide all required documents to avoid the burdens arising from the joint and several liability of PETROBRAS, provided for by law, including those related to its outsourced companies, with no need for notification or notice, under risk of incurring in the offsetting, at the first upcoming event, of the tax amounts to which the joint and several liability provided for in the legislation should apply. 6.4 - The contract price will be immediately adjusted, with a view to purging the amount of undue tax, in cases where any included taxes are no longer due, either totally or partially, due to: (i) the declaratory act of the National Treasury Attorney General, approved by the Minister of Finance, authorizing the non-appeal or the withdrawal of an appeal filed by the Federal Government; (ii) a binding court precedent; (iii) a final decision ruled by the Federal Supreme Court, through a Direct Unconstitutionality Procedure (ADI) or Constitutionality Declaration Procedure (ADC); (iv) suspension of a law enforcement by the Federal Senate; or (v) qualification or framing under a tax incentive regime. Page 13 of 25 43 from payments made, within the terms provided for by law, the taxes to which it is bound by current laws, and the CONTRACTOR will not be entitled to an increase in the calculation base or to the revision mentioned in item 6.3. 6.2.1 - The CONTRACTOR will provide in advance all documents required for any reduction or elimination of the tax withholding to be made by PETROBRAS, with no need for communication or notice. 6.3 - If, during the term of this CONTRACT LETTER, there are new taxes created, changes in rates and/or in the calculation base, or extinction of existing taxes, the establishment of tax incentives of any nature and/or the exemption or reduction of taxes, which will certainly and directly increase or reduce the burden for the CONTRACTOR, the price will be revised in proportion to the increase or reduction that occurred, with an offset of the difference resulting from the respective changes in the immediate upcoming event. 6.3.1 - The review provided for in item 6.3, to increase the contract price, will only occur if the increase in the tax burden is not the result of a decision taken by the CONTRACTOR, such as change of facilities providing the services, adherence to a simplified taxation system, among others, or even a mere economic circumstance, such as a higher taxation level due to the growth in revenue, which already existed when the proposal was submitted. 6.3.2 - The CONTRACTOR will provide all required documents to avoid the burdens arising from the joint and several liability of PETROBRAS, provided for by law, including those related to its outsourced companies, with no need for notification or notice, under risk of incurring in the offsetting, at the first upcoming event, of the tax amounts to which the joint and several liability provided for in the legislation should apply. 6.4 - The contract price will be immediately adjusted, with a view to purging the amount of undue tax, in cases where any included taxes are no longer due, either totally or partially, due to: (i) the declaratory act of the National Treasury Attorney General, approved by the Minister of Finance, authorizing the non-appeal or the withdrawal of an appeal filed by the Federal Government; (ii) a binding court precedent; (iii) a final decision ruled by the Federal Supreme Court, through a Direct Unconstitutionality Procedure (ADI) or Constitutionality Declaration Procedure (ADC); (iv) suspension of a law enforcement by the Federal Senate; or (v) qualification or framing under a tax incentive regime. Page 13 of 25 43

7. SECRECY 7.1 - The CONTRACTOR undertakes - for a period of twenty (20) years - to keep under secrecy all information or confidential data transmitted to it or to which it has access due to the performance of the contract purpose, except for the cases described in item 7.1.2. 7.1.1 - Information and data considered confidential are those stored and to which the CONTRACTOR has access, as well as those transmitted orally, in writing or electronically, due to the execution of this CONTRACT LETTER. 7.1.2 - The term provided for in item 7.1 does not apply to information and data related to business secrets (know how; trade secret), the commercial strategy and everything that represents a competitive differential for PETROBRAS, which should be kept confidential by the CONTRACTOR, for an indefinite period, unless expressly authorized by PETROBRAS. 7.1.3 - The CONTRACTOR, for confidentiality purposes, undertakes the responsibility for its administrators, employees, representatives, in any capacity, successors and commissioners. 7.1.4 - Any information obtained by the CONTRACTOR during the contract execution, at PETROBRAS’ facilities or originating therefrom, which are not directly related to the purpose of this CONTRACT LETTER, must be kept confidential under the terms and periods of this Clause. 7.2 - Failure to comply with the confidentiality obligation, revealing confidential information and data or facilitating their disclosure, will imply in: a) contract termination, if the CONTRACT LETTER is in force; b) liability, in any event, for losses and damages, and in that case any value limit will not apply, if provided for in item 9 - PARTIES’ RESPONSIBILITIES; c) adoption of the appropriate legal measures under Law no. 9279/96 and applicable legislation; d) application of a compensatory fine in the amount of ten percent (10%) of the contract value, regardless of the indemnity referred to in item “b” of this contract item, if the CONTRACT LETTER is in force. 7.2.1 - The CONTRACTOR’s noncompliance with the obligation of confidentiality provided for in this item entails a serious breach, for the purposes of registration, participation in tenders and procurement. Page 14 of 25 44 7. SECRECY 7.1 - The CONTRACTOR undertakes - for a period of twenty (20) years - to keep under secrecy all information or confidential data transmitted to it or to which it has access due to the performance of the contract purpose, except for the cases described in item 7.1.2. 7.1.1 - Information and data considered confidential are those stored and to which the CONTRACTOR has access, as well as those transmitted orally, in writing or electronically, due to the execution of this CONTRACT LETTER. 7.1.2 - The term provided for in item 7.1 does not apply to information and data related to business secrets (know how; trade secret), the commercial strategy and everything that represents a competitive differential for PETROBRAS, which should be kept confidential by the CONTRACTOR, for an indefinite period, unless expressly authorized by PETROBRAS. 7.1.3 - The CONTRACTOR, for confidentiality purposes, undertakes the responsibility for its administrators, employees, representatives, in any capacity, successors and commissioners. 7.1.4 - Any information obtained by the CONTRACTOR during the contract execution, at PETROBRAS’ facilities or originating therefrom, which are not directly related to the purpose of this CONTRACT LETTER, must be kept confidential under the terms and periods of this Clause. 7.2 - Failure to comply with the confidentiality obligation, revealing confidential information and data or facilitating their disclosure, will imply in: a) contract termination, if the CONTRACT LETTER is in force; b) liability, in any event, for losses and damages, and in that case any value limit will not apply, if provided for in item 9 - PARTIES’ RESPONSIBILITIES; c) adoption of the appropriate legal measures under Law no. 9279/96 and applicable legislation; d) application of a compensatory fine in the amount of ten percent (10%) of the contract value, regardless of the indemnity referred to in item “b” of this contract item, if the CONTRACT LETTER is in force. 7.2.1 - The CONTRACTOR’s noncompliance with the obligation of confidentiality provided for in this item entails a serious breach, for the purposes of registration, participation in tenders and procurement. Page 14 of 25 44

7.3 - Only the following cases are an exception to the secrecy obligation: a) information proven to be known before contracting negotiations, either directly or through a bidding procedure; b) prior and express consent of the holder of the information, with the authorization of the highest authority of the body in charge of the CONTRACT LETTER, regarding the release of the secrecy obligation; c) information proven to be known from another source, legally and legitimately, regardless of this CONTRACT LETTER; d) judicial and/or administrative decision to know the information, provided that the respective holder is immediately notified, prior to the release, and that court procedure secrecy is requested in their judicial and/or administrative handling. 7.4 - Any disclosure of any information or data related to this CONTRACT LETTER depends on prior authorization from PETROBRAS, except for the mere reporting of its existence. 8. SERVICE ACCEPTANCE 8.1 - The final acceptance of the services provided will be at its completion, and after the signature by the parties hereto of the Definitive Acceptance Agreement (TRD). 8.1.1 - Before signing the Definitive Acceptance Agreement, the CONTRACTOR must resolve all pending issues required by the Oversight, with no burden for PETROBRAS. 8.1.2 - At PETROBRAS sole discretion, Partial Acceptance Agreements may be recorded and signed by the parties when the whole or a clearly defined part of the services is completed, and its monitoring has already been performed. 8.1.3 - Services registered in the monitoring document shall be considered as provisionally accepted only for the purpose of partial payment. 8.1.4 - The signature of the Definitive Acceptance Agreement (TRD) does not exempt the CONTRACTOR from its responsibilities assigned by laws in force and by this CONTRACT LETTER, nor does it preclude lawful and contract guarantees, which can be argued by PETROBRAS. Page 15 of 25 457.3 - Only the following cases are an exception to the secrecy obligation: a) information proven to be known before contracting negotiations, either directly or through a bidding procedure; b) prior and express consent of the holder of the information, with the authorization of the highest authority of the body in charge of the CONTRACT LETTER, regarding the release of the secrecy obligation; c) information proven to be known from another source, legally and legitimately, regardless of this CONTRACT LETTER; d) judicial and/or administrative decision to know the information, provided that the respective holder is immediately notified, prior to the release, and that court procedure secrecy is requested in their judicial and/or administrative handling. 7.4 - Any disclosure of any information or data related to this CONTRACT LETTER depends on prior authorization from PETROBRAS, except for the mere reporting of its existence. 8. SERVICE ACCEPTANCE 8.1 - The final acceptance of the services provided will be at its completion, and after the signature by the parties hereto of the Definitive Acceptance Agreement (TRD). 8.1.1 - Before signing the Definitive Acceptance Agreement, the CONTRACTOR must resolve all pending issues required by the Oversight, with no burden for PETROBRAS. 8.1.2 - At PETROBRAS sole discretion, Partial Acceptance Agreements may be recorded and signed by the parties when the whole or a clearly defined part of the services is completed, and its monitoring has already been performed. 8.1.3 - Services registered in the monitoring document shall be considered as provisionally accepted only for the purpose of partial payment. 8.1.4 - The signature of the Definitive Acceptance Agreement (TRD) does not exempt the CONTRACTOR from its responsibilities assigned by laws in force and by this CONTRACT LETTER, nor does it preclude lawful and contract guarantees, which can be argued by PETROBRAS. Page 15 of 25 45

9. RESPONSIBILITY OF THE PARTIES 9.1 - The responsibility of PETROBRAS and the CONTRACTOR for losses and damages will be limited to direct damages pursuant to the Civil Code and the applicable legislation, lost profits and indirect damages excluded, with direct damages limited to ten percent (10%) of the adjusted contract amount. 9.2 - The parties undertake to indemnify for environmental damages and losses incurred by third parties, as a result of the execution of this CONTRACT LETTER, as follows: 9.2.1 - The CONTRACTOR undertakes, when it causes the damage, to indemnify up to the limit of 10% of the adjusted contract value. 9.2.1.1 - The above limit will not apply to environmental damages resulting from noncompliance with environmental legislation. 9.2.2 - PETROBRAS undertakes to indemnify for the amount that exceeds the liability limit of the CONTRACTOR. 9.2.3 - Each party will have their right of recourse ensured, pursuant to the law, to recover the amounts eventually paid to third parties, due to a final and unappealable court conviction, which are under the contract obligation of the other party, up to the limits defined above. 9.2.3.1 - Complying with the limit established in item 9.2.1, the recourse will cover what the third party is awarded in court, plus all accessories, such as legal expenses and attorneys' fees. 9.3 - The limits established in this clause will not apply to direct damages, provided for in items 9.1 and 9.2, in the cases described as follows: 9.3.1 - Intentional misconduct by either party in the performance of the contract purpose, which causes damage to the other party or to third parties, observing the provisions of articles 927 and 932, item III, of the Civil Code; 9.3.2 - Noncompliance with environmental, tax, labor and social security laws. 9.4 - For the purposes of the solely provided for in this clause, the adjusted contract value is understood as the initial value of the CONTRACT LETTER plus its adjustments and addendums. 10. TERMINATION 10.1 - PETROBRAS may terminate this CONTRACT LETTER, and the CONTRACTOR will not be entitled to indemnity and retention of services, in the following cases: Page 16 of 25 46 9. RESPONSIBILITY OF THE PARTIES 9.1 - The responsibility of PETROBRAS and the CONTRACTOR for losses and damages will be limited to direct damages pursuant to the Civil Code and the applicable legislation, lost profits and indirect damages excluded, with direct damages limited to ten percent (10%) of the adjusted contract amount. 9.2 - The parties undertake to indemnify for environmental damages and losses incurred by third parties, as a result of the execution of this CONTRACT LETTER, as follows: 9.2.1 - The CONTRACTOR undertakes, when it causes the damage, to indemnify up to the limit of 10% of the adjusted contract value. 9.2.1.1 - The above limit will not apply to environmental damages resulting from noncompliance with environmental legislation. 9.2.2 - PETROBRAS undertakes to indemnify for the amount that exceeds the liability limit of the CONTRACTOR. 9.2.3 - Each party will have their right of recourse ensured, pursuant to the law, to recover the amounts eventually paid to third parties, due to a final and unappealable court conviction, which are under the contract obligation of the other party, up to the limits defined above. 9.2.3.1 - Complying with the limit established in item 9.2.1, the recourse will cover what the third party is awarded in court, plus all accessories, such as legal expenses and attorneys' fees. 9.3 - The limits established in this clause will not apply to direct damages, provided for in items 9.1 and 9.2, in the cases described as follows: 9.3.1 - Intentional misconduct by either party in the performance of the contract purpose, which causes damage to the other party or to third parties, observing the provisions of articles 927 and 932, item III, of the Civil Code; 9.3.2 - Noncompliance with environmental, tax, labor and social security laws. 9.4 - For the purposes of the solely provided for in this clause, the adjusted contract value is understood as the initial value of the CONTRACT LETTER plus its adjustments and addendums. 10. TERMINATION 10.1 - PETROBRAS may terminate this CONTRACT LETTER, and the CONTRACTOR will not be entitled to indemnity and retention of services, in the following cases: Page 16 of 25 46

10.1.1 - Noncompliance or faulty compliance with contract clauses, specifications, projects or deadlines. 10.1.2 - Slowness in compliance, leading PETROBRAS to assume that the completion of the service within the defined deadlines will not be achieved. 10.1.3 - Unjustified delay in starting the service. 10.1.4 - Service shutdown without cause and prior communication to PETROBRAS. 10.1.5 - Total or partial assignment or subcontracting of its purpose without the prior and express consent of PETROBRAS. 10.1.6 - Assignment or granting in guarantee of the rights of this CONTRACT LETTER, totally or partially, without previous and express consent of PETROBRAS. 10.1.7 - Association, merger, split or incorporation of the CONTRACTOR without prior communication to PETROBRAS. 10.1.8 - Failure to comply with the regular determinations of the PETROBRAS’ agent tasked to monitor and supervise its execution, as well as those of its upper direct reports. 10.1.9 - Repeated faults in its execution, registered in a proper record, provided the limit established in the CONTRACT LETTER for the sum of the fines applied is reached. 10.1.10 - Decree of bankruptcy, dissolution, corporate change or modification of the purpose or structure of the company, which, in the judgment of PETROBRAS, impairs the performance of the work or service. 10.1.11 - Failure to provide sufficient surety to ensure compliance with contract obligations, at the discretion of PETROBRAS, in cases of ratification of a judicial reorganization plan. 10.1.12 - Suspension of services by determination of relevant authorities, caused by the CONTRACTOR, which will be responsible for any increase in costs arising therefrom and for losses and damages that PETROBRAS will incur as a consequence. 10.1.13 - The CONTRACTOR’s failure in submitting proof of settlement of labor obligations, including social security contributions and FGTS deposits, for its employees, when requested by the Oversight, without prejudice to the respective fine. Page 17 of 25 47 10.1.1 - Noncompliance or faulty compliance with contract clauses, specifications, projects or deadlines. 10.1.2 - Slowness in compliance, leading PETROBRAS to assume that the completion of the service within the defined deadlines will not be achieved. 10.1.3 - Unjustified delay in starting the service. 10.1.4 - Service shutdown without cause and prior communication to PETROBRAS. 10.1.5 - Total or partial assignment or subcontracting of its purpose without the prior and express consent of PETROBRAS. 10.1.6 - Assignment or granting in guarantee of the rights of this CONTRACT LETTER, totally or partially, without previous and express consent of PETROBRAS. 10.1.7 - Association, merger, split or incorporation of the CONTRACTOR without prior communication to PETROBRAS. 10.1.8 - Failure to comply with the regular determinations of the PETROBRAS’ agent tasked to monitor and supervise its execution, as well as those of its upper direct reports. 10.1.9 - Repeated faults in its execution, registered in a proper record, provided the limit established in the CONTRACT LETTER for the sum of the fines applied is reached. 10.1.10 - Decree of bankruptcy, dissolution, corporate change or modification of the purpose or structure of the company, which, in the judgment of PETROBRAS, impairs the performance of the work or service. 10.1.11 - Failure to provide sufficient surety to ensure compliance with contract obligations, at the discretion of PETROBRAS, in cases of ratification of a judicial reorganization plan. 10.1.12 - Suspension of services by determination of relevant authorities, caused by the CONTRACTOR, which will be responsible for any increase in costs arising therefrom and for losses and damages that PETROBRAS will incur as a consequence. 10.1.13 - The CONTRACTOR’s failure in submitting proof of settlement of labor obligations, including social security contributions and FGTS deposits, for its employees, when requested by the Oversight, without prejudice to the respective fine. Page 17 of 25 47

10.2 - If there is cause for termination, PETROBRAS will immediately and exclusively take over the services performed, handing them over to whoever it finds suitable, regardless of judicial authorization and without any consultation or interference from the CONTRACTOR, which will respond under the law and the contract for the breach or undue execution that has given rise to the termination. 10.2.1 - In the event provided for in item 10.2, the CONTRACTOR undertakes to repair the losses and damages arising from the termination, including what PETROBRAS has to spend in addition to the contract value, to carry out the remainder of the purpose, subject to the provisions of CLAUSE NINE - RESPONSIBILITY OF THE PARTIES. 10.2.2 - Upon termination of the CONTRACT LETTER, PETROBRAS may contract at its discretion other parties to execute the services under the purpose herein, regardless of authorization from the CONTRACTOR. 10.3 - Termination will result in the retention of credits arising from the CONTRACT LETTER, up to the limit of the losses caused to PETROBRAS. 10.4 - Without prejudice to the penalties provided for in this CONTRACT LETTER, PETROBRAS may suspend its execution - until the CONTRACTOR fully complies with the breached contract condition - execute or ask a third party to execute the breached contract condition, at the expense of the CONTRACTOR and reporting such decision. 10.5 - The CONTRACTOR may terminate the CONTRACT LETTER in the event of: 10.5.1 - Suspension of execution, by written order of PETROBRAS, for a period exceeding one hundred and twenty days, except in the case of public calamity, serious disturbance of domestic order or war. 10.5.2 - Delay of more than 90 days in payments due by PETROBRAS, except in the event of public calamity, serious disturbance of the domestic order or war. 10.5.3 - Failure to release, on PETROBRAS’ fault, an area, location or equipment to perform the service under the contract terms and deadlines. 10.6 - In any event of contract termination, the CONTRACTOR should receive the amounts due and not paid by PETROBRAS for the services performed or in execution until the date of the effective termination, in case there is no need for any discount or retention, under the terms of this CONTRACT LETTER. Page 18 of 25 48 10.2 - If there is cause for termination, PETROBRAS will immediately and exclusively take over the services performed, handing them over to whoever it finds suitable, regardless of judicial authorization and without any consultation or interference from the CONTRACTOR, which will respond under the law and the contract for the breach or undue execution that has given rise to the termination. 10.2.1 - In the event provided for in item 10.2, the CONTRACTOR undertakes to repair the losses and damages arising from the termination, including what PETROBRAS has to spend in addition to the contract value, to carry out the remainder of the purpose, subject to the provisions of CLAUSE NINE - RESPONSIBILITY OF THE PARTIES. 10.2.2 - Upon termination of the CONTRACT LETTER, PETROBRAS may contract at its discretion other parties to execute the services under the purpose herein, regardless of authorization from the CONTRACTOR. 10.3 - Termination will result in the retention of credits arising from the CONTRACT LETTER, up to the limit of the losses caused to PETROBRAS. 10.4 - Without prejudice to the penalties provided for in this CONTRACT LETTER, PETROBRAS may suspend its execution - until the CONTRACTOR fully complies with the breached contract condition - execute or ask a third party to execute the breached contract condition, at the expense of the CONTRACTOR and reporting such decision. 10.5 - The CONTRACTOR may terminate the CONTRACT LETTER in the event of: 10.5.1 - Suspension of execution, by written order of PETROBRAS, for a period exceeding one hundred and twenty days, except in the case of public calamity, serious disturbance of domestic order or war. 10.5.2 - Delay of more than 90 days in payments due by PETROBRAS, except in the event of public calamity, serious disturbance of the domestic order or war. 10.5.3 - Failure to release, on PETROBRAS’ fault, an area, location or equipment to perform the service under the contract terms and deadlines. 10.6 - In any event of contract termination, the CONTRACTOR should receive the amounts due and not paid by PETROBRAS for the services performed or in execution until the date of the effective termination, in case there is no need for any discount or retention, under the terms of this CONTRACT LETTER. Page 18 of 25 48

11. ASSIGNMENT OR SUBCONTRACTING 11.1 - The CONTRACTOR may only assign, in whole or in part, or subcontract, with the prior written authorization of PETROBRAS, which does not waive any of its contract responsibilities. 12. STATEMENTS OF THE PARTIES 12.1 - The parties state that they exercise their freedom to contract, observing the public order precepts and the social principle of the CONTRACT LETTER, which also complies with the principles of economy, reasonableness, probity and good faith, and in no event incurring in abuse of rights, in any capacity whatsoever. 13. OWNERSHIP OF RESULTS AND COPYRIGHT 13.1 - PETROBRAS will be the sole and exclusive owner of the results arising from the fulfillment of the CONTRACT LETTER, whether such results are subject to legal protection or not through Intellectual Property Law. 13.1.1 - The CONTRACTOR, for the purposes of the previous item, undertakes to maintain confidentiality for the period necessary to obtain legal protection (privilege). 13.1.2 - It is ensured to PETROBRAS the appropriation of property and related rights, including economic use and exploration, on the results arising from the execution of the contract purpose, which imply in copyright, respecting the naming reference to the author. If the results entail the development of a computer asset, PETROBRAS will secure the copyright on that property, respecting the naming reference to the author. 13.1.3 - The CONTRACTOR undertakes to obtain prior and express authorization from the author of the work used, by any means, such as partial or full reproduction, editing, adaptation and translation, in any medium, as well as the transfer of the author's rights to PETROBRAS, under the terms of Law no. 9610/98, for twenty years and without cross-border limitation. 13.1.4 - The CONTRACTOR undertakes to nominate the author and bear all charges for the use of the work. 13.2 - Inspection of PETROBRAS may, at any time, require the CONTRACTOR to submit authorizations, assignments, licenses, concessions, contracts and proof of payment for the use of the work to the author or his/her successors. Page 19 of 25 49 11. ASSIGNMENT OR SUBCONTRACTING 11.1 - The CONTRACTOR may only assign, in whole or in part, or subcontract, with the prior written authorization of PETROBRAS, which does not waive any of its contract responsibilities. 12. STATEMENTS OF THE PARTIES 12.1 - The parties state that they exercise their freedom to contract, observing the public order precepts and the social principle of the CONTRACT LETTER, which also complies with the principles of economy, reasonableness, probity and good faith, and in no event incurring in abuse of rights, in any capacity whatsoever. 13. OWNERSHIP OF RESULTS AND COPYRIGHT 13.1 - PETROBRAS will be the sole and exclusive owner of the results arising from the fulfillment of the CONTRACT LETTER, whether such results are subject to legal protection or not through Intellectual Property Law. 13.1.1 - The CONTRACTOR, for the purposes of the previous item, undertakes to maintain confidentiality for the period necessary to obtain legal protection (privilege). 13.1.2 - It is ensured to PETROBRAS the appropriation of property and related rights, including economic use and exploration, on the results arising from the execution of the contract purpose, which imply in copyright, respecting the naming reference to the author. If the results entail the development of a computer asset, PETROBRAS will secure the copyright on that property, respecting the naming reference to the author. 13.1.3 - The CONTRACTOR undertakes to obtain prior and express authorization from the author of the work used, by any means, such as partial or full reproduction, editing, adaptation and translation, in any medium, as well as the transfer of the author's rights to PETROBRAS, under the terms of Law no. 9610/98, for twenty years and without cross-border limitation. 13.1.4 - The CONTRACTOR undertakes to nominate the author and bear all charges for the use of the work. 13.2 - Inspection of PETROBRAS may, at any time, require the CONTRACTOR to submit authorizations, assignments, licenses, concessions, contracts and proof of payment for the use of the work to the author or his/her successors. Page 19 of 25 49

PETROBRAS

PRICE SCHEDULE

EXHIBIT no. 2

CONTRACTOR: **LOUDON BLOUMQUIST - AUDITORES**					
Request no. 4509054275					
Item	Service Description	Unit	Quantity	Unit prices (R$)	Totals (R$)
01	Preparation of an accounting assessment report on the shareholder's equity of E-PETRO to be merged into PETROBRAS, issued in Portuguese, English and Spanish in four (4) copies for each language.	UN	1	14,989.99	14,989.99
Total (R$):				14,989.99	14,989.99

Petróleo Brasileiro S/A
Cesar Cunha de Souza
CPF (Tax ID): 032.959.197-55

Loudon Bloumquist - Auditores
Noel Luiz Ferreira
CPF (Tax ID): 045.199.737-91

WITNESSES

Name: Davidson Carneiro de Oliveira
CPF (Tax ID): 052.132.126-38

Name: Charles de Carvalho Ferreira
CPF (Tax ID): 029.694.317-77

[digitally signed]

Page 20 of 25

50

SPECIFICATION OF SERVICES EXHIBIT no. 3 - Description of services: Services for the preparation of the assessment report of the net asset book value in Portuguese for E-PETRO, aiming at its merger into Petrobras, with versions in four (4) copies in Spanish and four (4) copies in English, according to legislation and normative instructions in force for their issuance. - Deadline for Report Completion: The report issuance service will be initiated after the report's contractor request by email, and the deadline to complete the preparation is fifteen (15) business days after the request. - Service Execution Location The service mentioned in the purpose of the LETTER-CONTRACT and this Exhibit 03 will be performed at the contractor's premises, notwithstanding any visits made by its employees to the Employer's headquarters, for the purpose of attending meetings and for certification of information, and the Extraordinary Shareholders' Meeting that resolve on the aforementioned merger. Page 21 of 25 51 SPECIFICATION OF SERVICES EXHIBIT no. 3 - Description of services: Services for the preparation of the assessment report of the net asset book value in Portuguese for E-PETRO, aiming at its merger into Petrobras, with versions in four (4) copies in Spanish and four (4) copies in English, according to legislation and normative instructions in force for their issuance. - Deadline for Report Completion: The report issuance service will be initiated after the report's contractor request by email, and the deadline to complete the preparation is fifteen (15) business days after the request. - Service Execution Location The service mentioned in the purpose of the LETTER-CONTRACT and this Exhibit 03 will be performed at the contractor's premises, notwithstanding any visits made by its employees to the Employer's headquarters, for the purpose of attending meetings and for certification of information, and the Extraordinary Shareholders' Meeting that resolve on the aforementioned merger. Page 21 of 25 51

MONITORING CRITERIA EXHIBIT no. 4 The monitoring by Petrobras of the services covered by this contract, detailed in Exhibit 3 - Specification of Services, will be made upon delivery by the contractor of the assessment report and its respective versions, observing the procedures provided for in Exhibit 1, item 4 - Monitoring. Payment will be made upon delivery by the contractor of the assessment report in Portuguese and its respective versions in English and Spanish, received and approved by Petrobras, following the procedures provided for in Exhibit 1, item 2 - Payment Method. Page 22 of 25 52 MONITORING CRITERIA EXHIBIT no. 4 The monitoring by Petrobras of the services covered by this contract, detailed in Exhibit 3 - Specification of Services, will be made upon delivery by the contractor of the assessment report and its respective versions, observing the procedures provided for in Exhibit 1, item 4 - Monitoring. Payment will be made upon delivery by the contractor of the assessment report in Portuguese and its respective versions in English and Spanish, received and approved by Petrobras, following the procedures provided for in Exhibit 1, item 2 - Payment Method. Page 22 of 25 52

PETROBRAS

INSTRUCTIONS FOR USE OF PETROBRAS FACILITIES
EXHIBIT no. 5

PETROBRAS	SMS Exhibit - PP-1PBR-00230 Standard	CONTRACT No. / Technical Specifications	NP-2
	ISSUING DEPARTMENT: SMS/SGC/IAC:134/2018		
INFORMATION IN THIS EXHIBIT No. 5 IS THE PROPERTY OF PETROBRÁS, AND USE OUTSIDE THEIR PURPOSES IS PROHIBITED. Manager: SMS/ISGC/IAC			

1. PURPOSES

This technical specification aims to prevent the occurrence of breaches, incidents and/or accidents, for the protection of people, the environment, the equipment and facilities of PETROBRAS, the CONTRACTOR and the communities surrounding the area of influence of the areas managed by PETROBRAS.

This SMS Exhibit must be included in the contract for: Services for the preparation of assessment reports of the net book value for E-PETRO Offshore S/A pursuant to the conditions established herein and with the General Contract Conditions.

2. REFERENCE AND/OR COMPLEMENTARY DOCUMENTS

· Federal Constitution in its aspects of Safety, Environment and Occupational Health;

· Laws, Decrees, Ordinances, Normative Instructions and Resolutions at the federal, state and municipal levels;

· Ordinance no. 3214 of 06-08-1978 of the Ministry of Labor and Employment (MTE) and its Regulatory Standards (NR);

· PETROBRAS SMS Policies, Procedures and Standards;

· PP-1PBR-00230 - Manage SMS Aspects in Service Contracts;

· PP-1PBR-00150 - Analysis and Handling of SMS Anomalies.

2.1 - The CONTRACTOR is responsible for complying with the legal requirements applicable to its activities, even those not provided for in this Exhibit.

2.2 - The CONTRACTOR claims of unfamiliarity with the laws, rules, regulations and SMS procedures in force at PETROBRAS and relevant to the contract will not be accepted.

3. PRESENTATION

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53

This document lists the basic SMS requirements that must be met by the Contractor, during the performance of the services contracted by Petrobras, with a view to preventing accidents to individuals, damage to equipment and facilities of Petrobras and the Contractor, damage and inconvenience to third parties, and for the preservation of Health and the Environment. 3.1 - The Contractor must carry out its Safety, Environment and Health (SMS) management, ensuring compliance with applicable legal requirements and specific to the contracted activity; 3.2 - The Contractor must plan its activities and comply with the applicable Petrobras SMS Standards that must be made available by the Contracting Department; 3.3 - The Contractor must instruct its employees to, as soon as they are aware of any emergency, report the event by local emergency telephone or by radio to Petrobras Oversight or the employee responsible for the activity, or to any other Petrobras employee in their absence to enable a plan of remediation and preventive actions negotiated with the CONTRACTOR, with its progress being monitored and the result reported to the Contract Oversight. 3.4 - The CONTRACTOR must create and submit - to the Contract Oversight - anomalies reporting flow and evidence of training of the workforce in these procedures. 3.5 - In the event of an accident, with or without leave, the Contractor must report to the National Social Security Institute (INSS), by issuing a Labor Accident Report (CAT), meeting the Legal Deadline, with a copy delivered to Petrobras' Oversight; 3.6 - The Contractor must immediately report, in person or by telephone, to Petrobras' Oversight, any accident with or without leave, and any incident, regardless of the mandatory reporting provided for in the legislation; 3.7 - It the Contractor’s obligation to send a written notification of the event to Petrobras Oversight, within up to twenty-four hours (24h) after the occurrence of an accident, with or without leave, or incident. 4. BEGINNING OF WORKS 4.1 - As a condition of access for the CONTRACTOR's employees and authorization for the beginning of services, the CONTRACTOR must meet and submit to the OVERSIGHT the requirements described below, depending on the areas and locations, when applicable: a) Submit the Environmental Risk Prevention Program - PPRA (NR-09); Page 24 of 25 54 This document lists the basic SMS requirements that must be met by the Contractor, during the performance of the services contracted by Petrobras, with a view to preventing accidents to individuals, damage to equipment and facilities of Petrobras and the Contractor, damage and inconvenience to third parties, and for the preservation of Health and the Environment. 3.1 - The Contractor must carry out its Safety, Environment and Health (SMS) management, ensuring compliance with applicable legal requirements and specific to the contracted activity; 3.2 - The Contractor must plan its activities and comply with the applicable Petrobras SMS Standards that must be made available by the Contracting Department; 3.3 - The Contractor must instruct its employees to, as soon as they are aware of any emergency, report the event by local emergency telephone or by radio to Petrobras Oversight or the employee responsible for the activity, or to any other Petrobras employee in their absence to enable a plan of remediation and preventive actions negotiated with the CONTRACTOR, with its progress being monitored and the result reported to the Contract Oversight. 3.4 - The CONTRACTOR must create and submit - to the Contract Oversight - anomalies reporting flow and evidence of training of the workforce in these procedures. 3.5 - In the event of an accident, with or without leave, the Contractor must report to the National Social Security Institute (INSS), by issuing a Labor Accident Report (CAT), meeting the Legal Deadline, with a copy delivered to Petrobras' Oversight; 3.6 - The Contractor must immediately report, in person or by telephone, to Petrobras' Oversight, any accident with or without leave, and any incident, regardless of the mandatory reporting provided for in the legislation; 3.7 - It the Contractor’s obligation to send a written notification of the event to Petrobras Oversight, within up to twenty-four hours (24h) after the occurrence of an accident, with or without leave, or incident. 4. BEGINNING OF WORKS 4.1 - As a condition of access for the CONTRACTOR's employees and authorization for the beginning of services, the CONTRACTOR must meet and submit to the OVERSIGHT the requirements described below, depending on the areas and locations, when applicable: a) Submit the Environmental Risk Prevention Program - PPRA (NR-09); Page 24 of 25 54

b) Submit the Medical and Occupational Health Control Program - PCMSO (NR- 07) and the Occupational Health Certificate - ASO; c) Submit the list of names and proof of employment of all employees who will work under this contract, who must participate in the SMS Instructions or Basic Safety Training. Note 1: It should be noted that, regardless of the procedures listed above, aspects related to compliance with applicable legal requirements or others deemed necessary, such as the potential risks involved, must be considered. Note 2: When the evidence of risks existing in the activity are not covered by the contractor's statutory programs, it is mandatory for the CONTRACTOR to identify these risks and to determine control measures to prevent accidents and diseases, which will be required by oversight. 4.2 - The CONTRACTOR, when requested, must submit the documents mentioned above in the formats required by PETROBRAS units where the service is performed. To this end, it should seek from the SMS departments the information necessary to comply with this requirement. 5. ADDITIONAL PROVISIONS 5.1 - PETROBRAS reserves the right to establish other requirements with regards to SMS whenever it deems necessary for the protection of personnel, equipment and communities covered by the execution of the Contract. 5.2 - PETROBRAS can carry out inspections to verify and prove the SMS requirements at any time in the CONTRACTOR's work areas. The inspection report should serve as basis thereof. 5.3 - The CONTRACTOR must sign the SMS checklist(s) for activities monitoring and provide the documents resulting from anomalies that occur during the execution of the activities. A list must be completed for each station where the activities are carried out, and they must contain the signatures of PETROBRAS representatives who accompanied the execution of the services; 5.4 - The CONTRACTOR, when signing the Contract with PETROBRAS, undertakes to fully comply with the requirements set forth herein and all Work Regulations and Procedures regarding the SMS in force at PETROBRAS, allowing a broad and total Oversight in their facilities and services by its Agents. CONTRACTOR'S PROPOSAL EXHIBIT no. 6 Page 25 of 25 55b) Submit the Medical and Occupational Health Control Program - PCMSO (NR- 07) and the Occupational Health Certificate - ASO; c) Submit the list of names and proof of employment of all employees who will work under this contract, who must participate in the SMS Instructions or Basic Safety Training. Note 1: It should be noted that, regardless of the procedures listed above, aspects related to compliance with applicable legal requirements or others deemed necessary, such as the potential risks involved, must be considered. Note 2: When the evidence of risks existing in the activity are not covered by the contractor's statutory programs, it is mandatory for the CONTRACTOR to identify these risks and to determine control measures to prevent accidents and diseases, which will be required by oversight. 4.2 - The CONTRACTOR, when requested, must submit the documents mentioned above in the formats required by PETROBRAS units where the service is performed. To this end, it should seek from the SMS departments the information necessary to comply with this requirement. 5. ADDITIONAL PROVISIONS 5.1 - PETROBRAS reserves the right to establish other requirements with regards to SMS whenever it deems necessary for the protection of personnel, equipment and communities covered by the execution of the Contract. 5.2 - PETROBRAS can carry out inspections to verify and prove the SMS requirements at any time in the CONTRACTOR's work areas. The inspection report should serve as basis thereof. 5.3 - The CONTRACTOR must sign the SMS checklist(s) for activities monitoring and provide the documents resulting from anomalies that occur during the execution of the activities. A list must be completed for each station where the activities are carried out, and they must contain the signatures of PETROBRAS representatives who accompanied the execution of the services; 5.4 - The CONTRACTOR, when signing the Contract with PETROBRAS, undertakes to fully comply with the requirements set forth herein and all Work Regulations and Procedures regarding the SMS in force at PETROBRAS, allowing a broad and total Oversight in their facilities and services by its Agents. CONTRACTOR'S PROPOSAL EXHIBIT no. 6 Page 25 of 25 55

PETROBRAS	**Process report:** Accounting Services	Opportunity ID: 7002422443 **Collective Number: 7002422443**	Petronect

56

Opportunity data

Relevant Dates		
Event	**Date / Hour**	**Responsible**
Publication Date	18.02.2019 / 14:29:32	BBE6
Start Date	18.02.2019 / 15:00:00	BBE6
End Date	25.02.2019 / 18:00:00	BBE6
Commercial Proposals Opening	25.02.2019 / 18:00:00	BBE6

Extensions			
Date / Hour of Extension	**Date / Final Hour**	**Final Hour**	**Responsible**
20.02.2019 / 15:37:50	21.02.2019 / 15:00:00	25.02.2019 / 18:00:00	BBE6

Process Summary

Items Earned by Supplier (Value in RFQ currency)						
Supplier	**Item**	**Estimated Total Value**	**Liquid Total Value**	**Variation % (TotEst / Liq Tot)**	**Judgement Total Value**	**Request Total Value**
LOUDON BLOMQUIST - AUDITORES INDEPENDENT	8001	25.000,00	14.990,00	45,59-	14.989,99	14.990,00
Total for the Supplier		**25.000,00**	**14.990,00**	**45,59-**	**14.989,99**	**14.990,00**
Acquisition Total Value		**25.000,00**	**14.990,00**	**45,59-**	**14.989,99**	**14.990,00**

Pág: 1 / 1 **Relatório extraído em 24.01.2020 às 14:35:34**

ANNEX IV Fiscal Council meeting extract and opinion about the incorporation of e-PETRO 57 ANNEX IV Fiscal Council meeting extract and opinion about the incorporation of e-PETRO 57

PETRÓLEO BRASILEIRO S.A. – PETROBRAS PUBLIC COMPANY CNPJ/MF nº 33.000.167/0001-01 NIRE nº 33.300.032.061 MINUTES OF THE 797th SUPERVISORY BOARD MEETING HELD ON DECEMBER 18, 2019 At 09:30 AM on December 18, 2019, at the Headquarters Building - Edise, located at Avenida República do Chile nº65, 22nd floor - Suite 2202-B, Downtown - Rio de Janeiro, the Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS held a meeting, attended by the Supervisory Board members Daniel Alves Ferreira and Marcelo Gasparino da Silva, and members Marisete Fátima Dadald Pereira and Eduardo Cesar Pasa attended the meeting through the PETROBRAS videoconference room at the Brasilia office, located at SAUN sector 01 block D of the Petrobras building, 1st floor, with justified absence of member José Franco Medeiros de Morais, present the Technical Advisor for this Board, Antonio Roberto da Silva, who acted as secretary to the meeting, with the following Agenda: I - Opinion of the Supervisory Board on the Proposed Merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) into PETRÓLEO BRASILEIRO S.A. - PETROBRAS. Starting the discussions, it should be noted that the Supervisory Board members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and Daniel Alves Ferreira, in response to the invitation from SEGEPE/SCA Electronic Mail, of 12/12/2019 - dialing from the videoconferencing rooms of PETROBRAS, located in the Brasília offices and the Senate Building - EDISEN, located, respectively, at SAUN sector 01 block D of the Petrobras building, 1st floor and Avenida Henrique Valadares nº28, Tower A, 18th floor, Downtown - Rio de Janeiro - attended the PETROBRAS Board of Directors' Meeting, held on 12/18/2019, at 8:30 am, at which the Board of Directors considered the aforementioned merger proposal, which will be submitted to resolution at the Extraordinary Shareholders’ Meeting of PETROBRAS. Following the session, several documents were reviewed, timely sent by the Company, the main ones of which are listed below: 1) EXECUTIVE SUMMARY BOARD OF DIRECTORS from the Executive Officer of CORPORATE AFFAIRS; 2) SHAREHOLDERS’ EQUITY ASSESSMENT REPORT THROUGH THE ACCOUNTING BOOKS OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO), as of December 31, 2018, issued by the Technician in Charge at Loudon Blomquist Auditores Independentes - Noel Luiz Ferreira - CRC-RJ-23,317-T-SP-1458-S-RJ, on 04/10/2019; 3) FILE RECORD AND JUSTIFICATION OF THE MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E- PETRO) into PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, entitled by its legal and statutory duties, at a meeting held today, considered the decisions of the Company's Board of Directors (taken at the Board of Directors’ Meeting held on 12/18/2019) to submit to a resolution of the Extraordinary Shareholders’ Meeting - AGE - on the merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) into PETROBRAS. Based on the content of documents sent to this Board, and also on the Assessment Report issued on April 10, 2019 by Loudon Blomquist Auditores Independentes, grounded on elements included in the Balance Sheet of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) as of 12/31/2018, and the Merger File Record, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Securities and Exchange Commission (CVM) Instruction no. 565, of June 15, 2015, the Supervisory Board understands that the formalities applicable to the case were fulfilled, and the documentation is appropriate to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b of Decree no. Page 1 58PETRÓLEO BRASILEIRO S.A. – PETROBRAS PUBLIC COMPANY CNPJ/MF nº 33.000.167/0001-01 NIRE nº 33.300.032.061 MINUTES OF THE 797th SUPERVISORY BOARD MEETING HELD ON DECEMBER 18, 2019 At 09:30 AM on December 18, 2019, at the Headquarters Building - Edise, located at Avenida República do Chile nº65, 22nd floor - Suite 2202-B, Downtown - Rio de Janeiro, the Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS held a meeting, attended by the Supervisory Board members Daniel Alves Ferreira and Marcelo Gasparino da Silva, and members Marisete Fátima Dadald Pereira and Eduardo Cesar Pasa attended the meeting through the PETROBRAS videoconference room at the Brasilia office, located at SAUN sector 01 block D of the Petrobras building, 1st floor, with justified absence of member José Franco Medeiros de Morais, present the Technical Advisor for this Board, Antonio Roberto da Silva, who acted as secretary to the meeting, with the following Agenda: I - Opinion of the Supervisory Board on the Proposed Merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) into PETRÓLEO BRASILEIRO S.A. - PETROBRAS. Starting the discussions, it should be noted that the Supervisory Board members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and Daniel Alves Ferreira, in response to the invitation from SEGEPE/SCA Electronic Mail, of 12/12/2019 - dialing from the videoconferencing rooms of PETROBRAS, located in the Brasília offices and the Senate Building - EDISEN, located, respectively, at SAUN sector 01 block D of the Petrobras building, 1st floor and Avenida Henrique Valadares nº28, Tower A, 18th floor, Downtown - Rio de Janeiro - attended the PETROBRAS Board of Directors' Meeting, held on 12/18/2019, at 8:30 am, at which the Board of Directors considered the aforementioned merger proposal, which will be submitted to resolution at the Extraordinary Shareholders’ Meeting of PETROBRAS. Following the session, several documents were reviewed, timely sent by the Company, the main ones of which are listed below: 1) EXECUTIVE SUMMARY BOARD OF DIRECTORS from the Executive Officer of CORPORATE AFFAIRS; 2) SHAREHOLDERS’ EQUITY ASSESSMENT REPORT THROUGH THE ACCOUNTING BOOKS OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO), as of December 31, 2018, issued by the Technician in Charge at Loudon Blomquist Auditores Independentes - Noel Luiz Ferreira - CRC-RJ-23,317-T-SP-1458-S-RJ, on 04/10/2019; 3) FILE RECORD AND JUSTIFICATION OF THE MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E- PETRO) into PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, entitled by its legal and statutory duties, at a meeting held today, considered the decisions of the Company's Board of Directors (taken at the Board of Directors’ Meeting held on 12/18/2019) to submit to a resolution of the Extraordinary Shareholders’ Meeting - AGE - on the merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) into PETROBRAS. Based on the content of documents sent to this Board, and also on the Assessment Report issued on April 10, 2019 by Loudon Blomquist Auditores Independentes, grounded on elements included in the Balance Sheet of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) as of 12/31/2018, and the Merger File Record, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Securities and Exchange Commission (CVM) Instruction no. 565, of June 15, 2015, the Supervisory Board understands that the formalities applicable to the case were fulfilled, and the documentation is appropriate to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b of Decree no. Page 1 58

9035, of 04.20.2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, December 18, 2019. Signed: Members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and Daniel Alves Ferreira. Finally, considering that no one else wished to speak, the meeting was adjourned at 10:00 AM, and these minutes were drawn up, which, after being read and approved, were signed by the Supervisory Board Members and the Technical Advisor to the Supervisory Board; a copy thereof will be forwarded to the Company's Management. Eduardo Cesar Pasa Chair Marcelo Gasparino da Silva Marisete Fátima Dadald Pereira Board Member Board Member Daniel Alves Ferreira Board Member Antonio Roberto da Silva Technical Advisor CRC/RJ – 055019/0-5 [signed] Page 2 599035, of 04.20.2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, December 18, 2019. Signed: Members Eduardo Cesar Pasa, Marcelo Gasparino da Silva, Marisete Fatima Dadald Pereira and Daniel Alves Ferreira. Finally, considering that no one else wished to speak, the meeting was adjourned at 10:00 AM, and these minutes were drawn up, which, after being read and approved, were signed by the Supervisory Board Members and the Technical Advisor to the Supervisory Board; a copy thereof will be forwarded to the Company's Management. Eduardo Cesar Pasa Chair Marcelo Gasparino da Silva Marisete Fátima Dadald Pereira Board Member Board Member Daniel Alves Ferreira Board Member Antonio Roberto da Silva Technical Advisor CRC/RJ – 055019/0-5 [signed] Page 2 59

PETRÓLEO BRASILEIRO S.A. - PETROBRAS OPINION OF THE SUPERVISORY BOARD OF PETROBRAS The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, entitled by its legal and statutory duties, at a meeting held today, considered the decisions of the Company's Board of Directors (taken at the Board of Directors’ Meeting held on 12/18/2019) to submit to a resolution of the Extraordinary Shareholders’ Meeting - AGE - on the merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) into PETROBRAS. Based on the content of documents sent to this Board, and also on the Assessment Report issued on April 10, 2019 by Loudon Blomquist Auditores Independentes, grounded on elements included in the Balance Sheet of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO), as of 12/31/2018, and the Merger File Record, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Securities and Exchange Commission (CVM) Instruction no. 565, of June 15, 2015, the Supervisory Board understands that the formalities applicable to the case were fulfilled, and the documentation is appropriate to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b of Decree no. 9035, of 04/20/2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, December 18, 2019. Eduardo Cesar Pasa Chair Daniel Alves Ferreira Marisete Fátima Dadald Pereira Board Member Board Member Marcelo Gasparino da Silva Board Member [signed] Page 1 60PETRÓLEO BRASILEIRO S.A. - PETROBRAS OPINION OF THE SUPERVISORY BOARD OF PETROBRAS The Supervisory Board of Petróleo Brasileiro S.A. - PETROBRAS, entitled by its legal and statutory duties, at a meeting held today, considered the decisions of the Company's Board of Directors (taken at the Board of Directors’ Meeting held on 12/18/2019) to submit to a resolution of the Extraordinary Shareholders’ Meeting - AGE - on the merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) into PETROBRAS. Based on the content of documents sent to this Board, and also on the Assessment Report issued on April 10, 2019 by Loudon Blomquist Auditores Independentes, grounded on elements included in the Balance Sheet of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO), as of 12/31/2018, and the Merger File Record, pursuant to the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the Securities and Exchange Commission (CVM) Instruction no. 565, of June 15, 2015, the Supervisory Board understands that the formalities applicable to the case were fulfilled, and the documentation is appropriate to be submitted for discussion and voting at the Extraordinary Shareholders' Meeting of PETROBRAS. We emphasize, however, the need for a prior opinion of the Secretariat of Coordination and Governance of State-Owned Companies - SEST, pursuant to art. 41, item VI, line b of Decree no. 9035, of 04/20/2017, for resolution on the matter at the General Shareholders’ Meeting. Rio de Janeiro, December 18, 2019. Eduardo Cesar Pasa Chair Daniel Alves Ferreira Marisete Fátima Dadald Pereira Board Member Board Member Marcelo Gasparino da Silva Board Member [signed] Page 1 60

ANNEX V Forms related to the incorporation of e-PETRO (in accordance with Exhibit 20A and 21 of CVM Instruction 481) 61 ANNEX V Forms related to the incorporation of e-PETRO (in accordance with Exhibit 20A and 21 of CVM Instruction 481) 61

INFORMATION CONCERNING THE MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. as a MERGED COMPANY into PETRÓLEO BRASILEIRO S.A. – PETROBRAS as the MERGING COMPANY (According to Exhibit 20-A of CVM Instruction nº 481, of December 17, 2009) Rio de Janeiro, January 15, 2019 62 INFORMATION CONCERNING THE MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. as a MERGED COMPANY into PETRÓLEO BRASILEIRO S.A. – PETROBRAS as the MERGING COMPANY (According to Exhibit 20-A of CVM Instruction nº 481, of December 17, 2009) Rio de Janeiro, January 15, 2019 62

1. Protocol and justification of the operation, pursuant to articles 224 and 225 of Law nº 6404, of December 15, 1976 (“Brazilian Corporate Law”). The Protocol and Justification of the Merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (“MERGED COMPANY”) into PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“MERGING COMPANY”), hereinafter jointly referred to as “PARTIES”, or any of them individually as “PART”, is contained in Exhibit I - Protocol and Justification of the Merger. 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting or resulting companies, filed at the Company's headquarters or to which the Company's controller is a part. There are no agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the MERGING COMPANY, filed at its headquarters or to which its controlling shareholder is a part. 3. Description of the operation including: (a) Terms and conditions The Merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. into PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“Merger”) aims to streamline costs through the consolidation of its activities, since the maintenance of multiple administrative structures results in increase of operating costs, while at the same time leading to the loss of relevant synergies in managing the issues of its interest. The Merger will bring advantages to both PARTIES and their shareholders, providing greater management efficiency, reduced operating costs and more efficient management of assets involved. 63 1. Protocol and justification of the operation, pursuant to articles 224 and 225 of Law nº 6404, of December 15, 1976 (“Brazilian Corporate Law”). The Protocol and Justification of the Merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (“MERGED COMPANY”) into PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“MERGING COMPANY”), hereinafter jointly referred to as “PARTIES”, or any of them individually as “PART”, is contained in Exhibit I - Protocol and Justification of the Merger. 2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the subsisting or resulting companies, filed at the Company's headquarters or to which the Company's controller is a part. There are no agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the MERGING COMPANY, filed at its headquarters or to which its controlling shareholder is a part. 3. Description of the operation including: (a) Terms and conditions The Merger of PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. into PETRÓLEO BRASILEIRO S.A. - PETROBRAS (“Merger”) aims to streamline costs through the consolidation of its activities, since the maintenance of multiple administrative structures results in increase of operating costs, while at the same time leading to the loss of relevant synergies in managing the issues of its interest. The Merger will bring advantages to both PARTIES and their shareholders, providing greater management efficiency, reduced operating costs and more efficient management of assets involved. 63

The valuation of the MERGED COMPANY shareholder’s equity for the purposes of the respective ledger entries in the MERGING COMPANY was carried out at book value, based on the items included in the Balance Sheet by the specialized company LOUDON BLOMQUIST - AUDITORES INDEPENDENTES (“Appraising Company”) on 12/31/2018 (“Base Date”), as determined in the Assessment Report contained in Exhibit II - Assessment Report. According to the Assessment Report prepared by the Appraising Company, the book value of the MERGED COMPANY shareholders' equity as of the Base Date of 12/31/2018 is thirty nine million, three hundred ninety seven thousand reais (R$ 39,397,000.00). Changes in equity related to the MERGED COMPANY shareholders' equity, calculated in the period between the Base Date and the effective Merger, will be recorded in the MERGED COMPANY's books and will be absorbed and transferred to the MERGING COMPANY's books at their respective values on the Merger date, without changing the amounts adopted in the Protocol and Justification to carry out the Merger. Considering that the MERGING COMPANY holds one hundred percent (100%) of the shares representing the capital stock of the MERGED COMPANY, the Merger will not imply any change in the capital stock of the MERGING COMPANY, as its financial statements currently consolidate the MERGED COMPANY’s books. Replacement of the INCORPORATING COMPANY's investments in the MERGED COMPANY by the assets and liabilities in the MERGED COMPANY's Balance Sheet will not imply any change in the INCORPORATING COMPANY's equity or shareholders' equity, the issuance of new shares or any modification to voting rights, dividends. or any other political or equity rights assigned upon the current shareholders of the INCORPORATING COMPANY. 64 The valuation of the MERGED COMPANY shareholder’s equity for the purposes of the respective ledger entries in the MERGING COMPANY was carried out at book value, based on the items included in the Balance Sheet by the specialized company LOUDON BLOMQUIST - AUDITORES INDEPENDENTES (“Appraising Company”) on 12/31/2018 (“Base Date”), as determined in the Assessment Report contained in Exhibit II - Assessment Report. According to the Assessment Report prepared by the Appraising Company, the book value of the MERGED COMPANY shareholders' equity as of the Base Date of 12/31/2018 is thirty nine million, three hundred ninety seven thousand reais (R$ 39,397,000.00). Changes in equity related to the MERGED COMPANY shareholders' equity, calculated in the period between the Base Date and the effective Merger, will be recorded in the MERGED COMPANY's books and will be absorbed and transferred to the MERGING COMPANY's books at their respective values on the Merger date, without changing the amounts adopted in the Protocol and Justification to carry out the Merger. Considering that the MERGING COMPANY holds one hundred percent (100%) of the shares representing the capital stock of the MERGED COMPANY, the Merger will not imply any change in the capital stock of the MERGING COMPANY, as its financial statements currently consolidate the MERGED COMPANY’s books. Replacement of the INCORPORATING COMPANY's investments in the MERGED COMPANY by the assets and liabilities in the MERGED COMPANY's Balance Sheet will not imply any change in the INCORPORATING COMPANY's equity or shareholders' equity, the issuance of new shares or any modification to voting rights, dividends. or any other political or equity rights assigned upon the current shareholders of the INCORPORATING COMPANY. 64

The balances of the MERGED COMPANY's creditor and debtor accounts will be transferred to the INCORPORATING COMPANY's books, with the necessary adjustments. The assets, rights and obligations of the MERGED COMPANY, which make up the shareholders' equity to be transferred to the INCORPORATING COMPANY, are those detailed in the Assessment Report, at book value. The Merger approval will result in full extinction of the MERGED COMPANY, for all legal purposes and effects, so that the MERGING COMPANY will succeed the MERGED COMPANY universally in all its rights and obligations, pursuant to Article 227 of Law nº 6404/76. (b) Obligations to indemnify: (i) the managers of any of the companies involved; and (ii) if the operation does not materialize. There are no obligations to indemnify as a result of the Merger. (c) Comparative chart of rights, advantages and restrictions of the shares of the participating or resulting companies, before and after the operation. There will be no changes in the rights, advantages and restrictions of the INCORPORATING COMPANY's shares as a result of the Merger. (d) Possible approval by corporate bond holders or other creditors No need for merger approval by creditors of parties (e) Assets and liabilities that will make up each portion of the equity, in case of spin-off Not applicable. 65 The balances of the MERGED COMPANY's creditor and debtor accounts will be transferred to the INCORPORATING COMPANY's books, with the necessary adjustments. The assets, rights and obligations of the MERGED COMPANY, which make up the shareholders' equity to be transferred to the INCORPORATING COMPANY, are those detailed in the Assessment Report, at book value. The Merger approval will result in full extinction of the MERGED COMPANY, for all legal purposes and effects, so that the MERGING COMPANY will succeed the MERGED COMPANY universally in all its rights and obligations, pursuant to Article 227 of Law nº 6404/76. (b) Obligations to indemnify: (i) the managers of any of the companies involved; and (ii) if the operation does not materialize. There are no obligations to indemnify as a result of the Merger. (c) Comparative chart of rights, advantages and restrictions of the shares of the participating or resulting companies, before and after the operation. There will be no changes in the rights, advantages and restrictions of the INCORPORATING COMPANY's shares as a result of the Merger. (d) Possible approval by corporate bond holders or other creditors No need for merger approval by creditors of parties (e) Assets and liabilities that will make up each portion of the equity, in case of spin-off Not applicable. 65

(f) Intention of the resulting companies to obtain securities issuer registration Not applicable. 4. Plans for conducting the company business, notably as regards specific corporate events intended to be carried out. There are no specific corporate events intended to be held after the Merger. 5. Analysis of the following aspects of the operation: (a) Description of key expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages. The Merger will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders, as: (i) the operational integration of the PARTIES will enable better use of existing synergies and streamlining of costs through the consolidation of their activities, and is therefore beneficial to the PARTIES shareholders’ interests; (ii) the pooling of the PARTIES’ corporate resources and assets will allow for better management of operations, assets and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, greater benefits for the company’s activities performed by the PARTIES, which would not be possible if another type of corporate operation were adopted; and (iii) will result in the rationalization and simplification of the corporate structure, and, consequently, in the consolidation and reduction of operating costs and expenses. 66 (f) Intention of the resulting companies to obtain securities issuer registration Not applicable. 4. Plans for conducting the company business, notably as regards specific corporate events intended to be carried out. There are no specific corporate events intended to be held after the Merger. 5. Analysis of the following aspects of the operation: (a) Description of key expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages. The Merger will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders, as: (i) the operational integration of the PARTIES will enable better use of existing synergies and streamlining of costs through the consolidation of their activities, and is therefore beneficial to the PARTIES shareholders’ interests; (ii) the pooling of the PARTIES’ corporate resources and assets will allow for better management of operations, assets and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, greater benefits for the company’s activities performed by the PARTIES, which would not be possible if another type of corporate operation were adopted; and (iii) will result in the rationalization and simplification of the corporate structure, and, consequently, in the consolidation and reduction of operating costs and expenses. 66

(b) Costs The PARTIES estimate that the total costs and expenses to carry out and complete the Merger, including costs for the performance and publication of corporate acts, and expenses with appraisers' fees and other experts contracted, shall not exceed the amount of five hundred thousand reais (R$ 500,000.00). (c) Risk Factors Management understands that there are no risks that deserve comment or highlight. Further details on the Company's risk factors are detailed in item 11 A. (d) In the case of a related part transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were dismissed. There are no possible alternatives as the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to terminate the MERGED COMPANY, which could only be obtained through the merger operation. (e) Replacement ratio The Merger will be executed without replacement ratio of the shares issued by the MERGED COMPANY, given that: (i) the MERGING COMPANY owns all the shares representing the capital stock of the MERGED COMPANY, and there are no non-controlling shareholders to migrate to the MERGING COMPANY; (ii) all shares issued by the MERGED COMPANY and owned by the MERGING COMPANY shall be extinct upon the Merger; (iii) the Merger will not result in a capital increase in the MERGING COMPANY; and (iv) the Merger will not imply issuance of new shares by the MERGING COMPANY. (f) In operations involving parent companies, subsidiaries or companies under common control: (i) replacement ratio of shares calculated pursuant 67 (b) Costs The PARTIES estimate that the total costs and expenses to carry out and complete the Merger, including costs for the performance and publication of corporate acts, and expenses with appraisers' fees and other experts contracted, shall not exceed the amount of five hundred thousand reais (R$ 500,000.00). (c) Risk Factors Management understands that there are no risks that deserve comment or highlight. Further details on the Company's risk factors are detailed in item 11 A. (d) In the case of a related part transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were dismissed. There are no possible alternatives as the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to terminate the MERGED COMPANY, which could only be obtained through the merger operation. (e) Replacement ratio The Merger will be executed without replacement ratio of the shares issued by the MERGED COMPANY, given that: (i) the MERGING COMPANY owns all the shares representing the capital stock of the MERGED COMPANY, and there are no non-controlling shareholders to migrate to the MERGING COMPANY; (ii) all shares issued by the MERGED COMPANY and owned by the MERGING COMPANY shall be extinct upon the Merger; (iii) the Merger will not result in a capital increase in the MERGING COMPANY; and (iv) the Merger will not imply issuance of new shares by the MERGING COMPANY. (f) In operations involving parent companies, subsidiaries or companies under common control: (i) replacement ratio of shares calculated pursuant 67 to article 264 of Law 6404 of 1976; (ii) a detailed description of the replacement relationship negotiation process and other terms and conditions of the operation; (iii) if the operation has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of controlling block interest: comparative analysis of the replacement ratio and the price paid in the acquisition of control, and reasons justifying any differences in valuation in the different operations; and (iv) justification of why the replacement relationship is commutative, describing the procedures and criteria adopted to guarantee the commutability of the operation or, if the replacement relationship is not commutative, the payment details or equivalent measures adopted to ensure appropriate compensation. The Merger will be carried out without replacement ratio of the shares issued by the MERGED COMPANY, as the entire shareholders' equity of the MERGED COMPANY is held by the INCORPORATING COMPANY. 6. Copy of the minutes of all meetings of the board of directors, supervisory board and special committees at which the operation was discussed, including any dissenting votes The minutes of the meetings of the Board of Directors, Supervisory Board and the Investment Committee, in which the Merger was discussed, are included in Exhibit III - Minutes of Meetings. 7. Copy of studies, presentations, reports, assessments, opinions or assessment reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation. The Assessment Report prepared by LOUDON BLOMQUIST - AUDITORES INDEPENDENTES is available in Exhibit II - Assessment Report. 68 to article 264 of Law 6404 of 1976; (ii) a detailed description of the replacement relationship negotiation process and other terms and conditions of the operation; (iii) if the operation has been preceded, in the last 12 (twelve) months, by an acquisition of control or acquisition of controlling block interest: comparative analysis of the replacement ratio and the price paid in the acquisition of control, and reasons justifying any differences in valuation in the different operations; and (iv) justification of why the replacement relationship is commutative, describing the procedures and criteria adopted to guarantee the commutability of the operation or, if the replacement relationship is not commutative, the payment details or equivalent measures adopted to ensure appropriate compensation. The Merger will be carried out without replacement ratio of the shares issued by the MERGED COMPANY, as the entire shareholders' equity of the MERGED COMPANY is held by the INCORPORATING COMPANY. 6. Copy of the minutes of all meetings of the board of directors, supervisory board and special committees at which the operation was discussed, including any dissenting votes The minutes of the meetings of the Board of Directors, Supervisory Board and the Investment Committee, in which the Merger was discussed, are included in Exhibit III - Minutes of Meetings. 7. Copy of studies, presentations, reports, assessments, opinions or assessment reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation. The Assessment Report prepared by LOUDON BLOMQUIST - AUDITORES INDEPENDENTES is available in Exhibit II - Assessment Report. 68

7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation The Appraising Company stated in the Assessment Report that: (i) there is no current or potential conflict or common interest with the PARTIES or regarding the Merger; and (ii) the PARTIES, their partners or managers of the companies involved have not directed, limited, hindered or committed any acts or omissions that have or may have compromised the access, use or knowledge of information, assets, documents or working methodologies that are relevant to the quality of its findings; and (iii) for the valuation service, it received the net fixed compensation, in local currency, in the amount of fourteen thousand, nine hundred and eighty- nine reais and ninety-nine cents (R$ 14,989.99). 8. Draft of bylaws or statutory amendments of the companies resulting from the operation As the Merger will be carried out without cancellation or issuance of new shares by the INCORPORATING COMPANY, without changing its shareholders' equity, there will be no change in the INCORPORATING COMPANY's bylaws. 9. Financial statements used for the purposes of the operation pursuant to the specific standard The financial statements of the MERGED COMPANY for the period ended 12/31/2018 and the INCORPORATING COMPANY for the period ended 12/31/2018 are available in Exhibit IV - Financial Statements. The obligation to disclose financial statements audited by an independent auditor registered with the CVM, with a base date not earlier than one hundred and eighty (180) days from the date of the meeting that resolves on the operation, does not apply to the operation under analysis, pursuant to article 10, head,CVM Instruction 565, of June 15, 2015. 69 7.1. Identification of possible conflicts of interest between financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the operation The Appraising Company stated in the Assessment Report that: (i) there is no current or potential conflict or common interest with the PARTIES or regarding the Merger; and (ii) the PARTIES, their partners or managers of the companies involved have not directed, limited, hindered or committed any acts or omissions that have or may have compromised the access, use or knowledge of information, assets, documents or working methodologies that are relevant to the quality of its findings; and (iii) for the valuation service, it received the net fixed compensation, in local currency, in the amount of fourteen thousand, nine hundred and eighty- nine reais and ninety-nine cents (R$ 14,989.99). 8. Draft of bylaws or statutory amendments of the companies resulting from the operation As the Merger will be carried out without cancellation or issuance of new shares by the INCORPORATING COMPANY, without changing its shareholders' equity, there will be no change in the INCORPORATING COMPANY's bylaws. 9. Financial statements used for the purposes of the operation pursuant to the specific standard The financial statements of the MERGED COMPANY for the period ended 12/31/2018 and the INCORPORATING COMPANY for the period ended 12/31/2018 are available in Exhibit IV - Financial Statements. The obligation to disclose financial statements audited by an independent auditor registered with the CVM, with a base date not earlier than one hundred and eighty (180) days from the date of the meeting that resolves on the operation, does not apply to the operation under analysis, pursuant to article 10, head,CVM Instruction 565, of June 15, 2015. 69

10. Pro forma financial statements prepared for the purposes of the operation, pursuant to the specific There is no need to prepare the pro forma financial statements, pursuant to article 7 of CVM Instruction 565 of June 15, 2015, since the effects of the Merger comply with the provisions of article 10, head, of said Instruction. 11. Document containing information about the companies directly involved that are not public companies (in this case, the MERGED COMPANY): (a) Risk factors, pursuant to items 4.1 and 4.2 of the reference form There are no relevant market risks to report. The MERGING COMPANY will succeed the MERGED COMPANY in all its rights and obligations, assuming all of its assets and liabilities. (b) to the subsidiaries and affiliates of the MERGED COMPANY There are no relevant market risks in relation to the company controlled by the MERGED COMPANY. The MERGING COMPANY will succeed the MERGED COMPANY in all its rights and obligations, assuming all of its assets and liabilities. (c) Description of the main changes in risk factors that occurred in the prior year and expectations regarding the reduction or increase in risk exposure as a result of the operation, pursuant to item 5.4 of the reference form. In relation to the previous year, Management understands that there were no significant changes in the exposure to risks (d) Description of its activities pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form The MERGED COMPANY’s corporate purpose is the shareholding of other companies, with no operating activities. 70 10. Pro forma financial statements prepared for the purposes of the operation, pursuant to the specific There is no need to prepare the pro forma financial statements, pursuant to article 7 of CVM Instruction 565 of June 15, 2015, since the effects of the Merger comply with the provisions of article 10, head, of said Instruction. 11. Document containing information about the companies directly involved that are not public companies (in this case, the MERGED COMPANY): (a) Risk factors, pursuant to items 4.1 and 4.2 of the reference form There are no relevant market risks to report. The MERGING COMPANY will succeed the MERGED COMPANY in all its rights and obligations, assuming all of its assets and liabilities. (b) to the subsidiaries and affiliates of the MERGED COMPANY There are no relevant market risks in relation to the company controlled by the MERGED COMPANY. The MERGING COMPANY will succeed the MERGED COMPANY in all its rights and obligations, assuming all of its assets and liabilities. (c) Description of the main changes in risk factors that occurred in the prior year and expectations regarding the reduction or increase in risk exposure as a result of the operation, pursuant to item 5.4 of the reference form. In relation to the previous year, Management understands that there were no significant changes in the exposure to risks (d) Description of its activities pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form The MERGED COMPANY’s corporate purpose is the shareholding of other companies, with no operating activities. 70

(e) Description of the economic group, pursuant to item 15 of the reference form

The MERGED COMPANY is controlled by INCORPORATING COMPANY, Petróleo Brasileiro S.A. – PETROBRAS, Brazilian, enrolled with the CNPJ/MF nº 33.000.167/0001-01.

The fully subscribed and paid-up capital stock of the MERGED COMPANY is twenty-one million reais (R$ 21,000,000.00), divided into twenty million, nine hundred and eighty-nine thousand and five hundred (20,989,500) common shares with no par value, all held by the MERGING COMPANY, detailed as follows:

PETROBRAS NEGÓCIOS ELETRÔNICOS S.A.								
Shareholder	Citizenship	TAX ID	Actions Common		Preferred Shares		Total Shares	
			Nº	%	Nº	%	Nº	%
PETROBRAS	Brazilian	33,000,167/ 0.001-01	20,989,500	100%	0	0.00%	20,989,500	100%
Total	----	----	20,989,500	100%	0	0.00%	20,989,500	100%

There is no shareholder agreement filed at the headquarters of the MERGED COMPANY or to which the controlling shareholder of the MERGED COMPANY is a part.

The INCORPORATING COMPANY is directly controlled by the Federal Government, enrolled with the CNPJ/MF nº 00.394.460/0409-50, holding three billion, seven hundred and forty million, four hundred and seventy thousand, eight hundred and eleven (3,740,470,811) common shares, book-entry, and without nominal value.

The MERGING COMPANY's capital stock, fully subscribed and paid in, is two hundred and five billion, four hundred and thirty-one million, nine hundred and

71

sixty thousand, four hundred and ninety reais and fifty-two cents (R$ 205,431,960,490.52), divided into thirteen billion, forty-four million, four hundred and ninety-six thousand and nine hundred and thirty (13,044,496,930) shares, without par value, seven billion, four hundred and forty-two million, four hundred and fifty-four thousand and one hundred and forty-two (7,442,454,142) being common shares and five billion, six hundred and two million, forty-two thousand and seven hundred eighty-eight (5,602,042,788) preferred shares, distributed among the MERGING COMPANY's shareholders as follows:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS						
Shareholder Citizenship TAX ID	Actions Common		Preferred Shares		Total Shares	
	Nº	%	Nº	%	Nº	%
Unity Federation Brazilian 00.394.460/0409-50	3,740,470,811	50.26%	0	0%	3,740,470,811	28.67%
BNDES Participações – BNDESPAR Brazilian 00.383.281/0001-09	11,700,392	0.16%	1,254,203,296	22.39%	1,265,903,688	9.70%
BNDES Brazilian 33.657.248/0001-89	734,202,699	9.87%	161,596,958	2.88%	895,799,657	6.87%
Fundo de Participação Social - FPS Brazilian	6,000,000	0.08%	0	0%	6,000,000	0.05%
Caixa Previdência Funcionários do Banco do Brasil – PREVI Brazilian 34.053.942/0001-50	14,375,115	0.19%	357,066,575	6.37%	371,441,690	2.85%
Caixa Econômica Federal Brazilian	241,340,371	3.24%	61,401,782	1.1%	302,742,153	2.32%

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00.360.305/0001-04						
BlackRock Inc. United States	0	0%	282,121,985	5.04%	282,121,985	2.16%
Other	2,694,364,754	36.20%	3,485,652,192	62.22%	6,180,016,946	0.00%
Shares in Treasury	0	0%	0	0%	0	0.00%
Totals:	7,442,454,142	100%	5,602,042,788	100%	13,044,496,930	100%

There has been no change in the controlling shareholder since the incorporation of the MERGED COMPANY.

The MERGED COMPANY has no shareholders other than the INCORPORATING COMPANY.

PETROBRAS NEGÓCIOS ELETRÔNICOS S.A.	
NUMBER OF INDIVIDUAL SHAREHOLDERS	0
NUMBER OF CORPORATE SHAREHOLDERS	1
NUMBER OF INSTITUTIONAL INVESTORS	NOT APPLICABLE
NUMBER OF OUTSTANDING SHARES	NOT APPLICABLE

73

FEDERAL C INDIRECT CONTROLLER GOVERNMENT 50.26%* PETRÓLEO BRASILEIRO S.A. - PETROBRAS * DIRECT CONTROLLER 100%* PETROBRAS MERGED COMPANY NEGÓCIOS ELETRÔNICOS S.A. 49% * PROCUREMENT NEGÓCIOS SUBSIDIARY ELETRÔNICOS S.A. * VOTING CAPITAL STOCK (f) Description of capital stock, pursuant to item 17.1 of the reference form PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. ISSUED, SUBSCRIBED AND PAID-IN CAPITAL R$ 21,000,000.00 NUMBER OF CURRENT COMMON SHARES 20,989,500 NUMBER OF PREFERRED SHARES 0 R$ 21,000,00.00 21,000,000 COMMON SHARES AUTHORIZED CAPITAL AUTHORIZED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING OF 10-21-2002 CONVERTIBLE SECURITIES 0 12. Description of the capital and control structure after the operation, pursuant to item 15 of the reference form. There will be no change in the capital structure and control after the operation. 74 FEDERAL C INDIRECT CONTROLLER GOVERNMENT 50.26%* PETRÓLEO BRASILEIRO S.A. - PETROBRAS * DIRECT CONTROLLER 100%* PETROBRAS MERGED COMPANY NEGÓCIOS ELETRÔNICOS S.A. 49% * PROCUREMENT NEGÓCIOS SUBSIDIARY ELETRÔNICOS S.A. * VOTING CAPITAL STOCK (f) Description of capital stock, pursuant to item 17.1 of the reference form PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. ISSUED, SUBSCRIBED AND PAID-IN CAPITAL R$ 21,000,000.00 NUMBER OF CURRENT COMMON SHARES 20,989,500 NUMBER OF PREFERRED SHARES 0 R$ 21,000,00.00 21,000,000 COMMON SHARES AUTHORIZED CAPITAL AUTHORIZED AT THE EXTRAORDINARY SHAREHOLDERS' MEETING OF 10-21-2002 CONVERTIBLE SECURITIES 0 12. Description of the capital and control structure after the operation, pursuant to item 15 of the reference form. There will be no change in the capital structure and control after the operation. 74

13. Number, class, species and type of securities of each company involved in the operation held by any other companies involved in the operation, or persons linked to such companies, as defined by the rules dealing with the public offering for the acquisition of shares. There are no other securities of companies involved in the Merger, held by other companies involved in the Merger, or by individuals related to such companies, pursuant to Article 3, VI of CVM Instruction nº 361, of March 5, 2002, other than shares issued by the MERGED COMPANY, held by the MERGING COMPANY, as described in item 11, “d” above. 14. Exposure of any of the companies involved in the operation, or persons related to them, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by other companies involved in the operation. There is no exposure of any company involved in the Merger or its related persons, pursuant to article 3, VI of CVM Instruction nº 361, of March 5, 2002, in derivatives referenced in securities issued by other companies involved in the operation. 15. Report covering all trades carried out in the last six (6) months by the following persons with securities issued by the companies involved in the operation: (a) Companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. 75 13. Number, class, species and type of securities of each company involved in the operation held by any other companies involved in the operation, or persons linked to such companies, as defined by the rules dealing with the public offering for the acquisition of shares. There are no other securities of companies involved in the Merger, held by other companies involved in the Merger, or by individuals related to such companies, pursuant to Article 3, VI of CVM Instruction nº 361, of March 5, 2002, other than shares issued by the MERGED COMPANY, held by the MERGING COMPANY, as described in item 11, “d” above. 14. Exposure of any of the companies involved in the operation, or persons related to them, as defined by the rules dealing with the public offering for the acquisition of shares, in derivatives referenced in securities issued by other companies involved in the operation. There is no exposure of any company involved in the Merger or its related persons, pursuant to article 3, VI of CVM Instruction nº 361, of March 5, 2002, in derivatives referenced in securities issued by other companies involved in the operation. 15. Report covering all trades carried out in the last six (6) months by the following persons with securities issued by the companies involved in the operation: (a) Companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. 75

(ii) Private sale operations: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions; and There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (iv) Sale transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (b) Parties related to companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report (ii) Private sale operations: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions. No transactions to report. 76 (ii) Private sale operations: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions; and There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (iv) Sale transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions. There were no transactions between the MERGED COMPANY and the INCORPORATING COMPANY in the last six (6) months. (b) Parties related to companies involved in the operation: (i) Private purchase transactions: the average price, number of shares involved, security involved; percentage in relation to class and species of security; other relevant conditions. No transactions to report (ii) Private sale operations: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions. No transactions to report. 76

(iii) Purchase transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions.

		Board of Directors	Executive Board	Supervisory Board	Technical or Advisory Bodies	Total
(1) Average Price	ON	-	-	-	-	-
	PN	N.D.	N.D.	N.D.	N.D.	N.D.
	Other	-	-	-	-	-
	Total					
(2) Number of Shares Involved	ON	-	-	-	-	-
	PN	680	-	7,910	-	8,590
	Other	-	-	-	-	-
	Total	680	-	7,910	-	8,590
(3) Securities Involved	ADR ON*	-	-	-	-	-
	ADR PN*	-	-	-	30,210	30,210
	Fund Quotas	-	-	-	-	-
	Total	-	-	-	30,210	30,210
(4)% in relation to class	ON		-	-	-	-
	PN	0.000012%	0.000000%	0.000141%	0.000539%	0.000693
	Total					
(5) Other relevant conditions	ON	N.A.	N.A.	N.A.	N.A.	N.A.
	PN	N.A.	N.A.	N.A.	N.A.	N.A.
	Total	N.A.	N.A.	N.A.	N.A.	N.A.
(*) The amounts of ADRs are shown in number of shares. Each ADR equals 2 Company shares						

(iv) Sale transactions in regulated markets: the average price, number of shares involved, security involved; percentage in relation to class and type of security; other relevant conditions.

		Board of Directors	Executive Board	Supervisory Board	Technical or Advisory	Total
(1) Average Price	ON	-	-	-	-	-
	PN	-	-	N.D.	N.D.	N.D.
	Other	-	-	-	-	-
	Total					
(2) Number of Shares Involved	ON	-	-	-	-	-
	PN	-	-	-	23,846	23,846
	Other	-	-	-	-	-
	Total	-	-	-	23,846	23,846
(3) Securities Involved	ADR ON*	-	-	-	-	-
	ADR PN*	-	-	-	-	-
	Fund Quotas	-	-	2,158	-	-
	Total	-	-	2,158	-	2,158
(4)% in relation to class	ON	-	-	-	-	-
	PN	0.000000%	0.000000%	N.D.	0.000426%	0.000426%
	Total					
(5) Other relevant conditions	ON	N.A.	N.A.	N.A.	N.A.	N.A.
	PN	N.A.	N.A.	N.A.	N.A.	N.A.
	Total	N.A.	N.A.	N.A.	N.A.	N.A.
(*) The amounts of ADRs are shown in number of shares. Each ADR equals 2 Company shares						

77

16. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated pursuant to CVM Guidance Opinion nº 35, of 2008. Not applicable. EXHIBITS Exhibit I - Protocol and Justification of the Merger. Exhibit II - Assessment Report. Exhibit III - Minutes of Meetings. Exhibit IV - Financial Statements. 78 16. Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated pursuant to CVM Guidance Opinion nº 35, of 2008. Not applicable. EXHIBITS Exhibit I - Protocol and Justification of the Merger. Exhibit II - Assessment Report. Exhibit III - Minutes of Meetings. Exhibit IV - Financial Statements. 78

EXHIBIT 21 1. List the appraisers recommended by management LOUDON BLOMQUIST - AUDITORES INDEPENDENTES, hereinafter referred to as the “Appraisal Company”, has been appointed to verify the ledger value of the company's shareholders' equity of Petrobras Negócios Eletrônicos S.A. - e- PETRO to be merged into PETROBRAS. 2. Describe the qualification of the recommended appraisers LOUDON BLOMQUIST - AUDITORES INDEPENDENTES is an Audit firm, registered with the Regional Accounting Council of the State of Rio de Janeiro - CRC-RJ under the registration number 000064/F-8, and is qualified to issue an Assessment Report of Petrobras Negócios Eletrônicos S.A. - e-PETRO pursuant to current regulations. 3. Provide copy of work proposals and compensation of recommended appraisers Refer to Exhibit 1 - LOUDON BLOMQUIST - AUDITORES INDEPENDENTES Proposal 4. Describe any material relationships that exist in the last three (3) years between the recommended appraisers and related parties, as defined by the accounting rules that address this matter. Auditors have no direct or indirect interest in the companies involved or in the transaction, and there is no other relevant circumstance that may characterize a conflict of interest. 79 EXHIBIT 21 1. List the appraisers recommended by management LOUDON BLOMQUIST - AUDITORES INDEPENDENTES, hereinafter referred to as the “Appraisal Company”, has been appointed to verify the ledger value of the company's shareholders' equity of Petrobras Negócios Eletrônicos S.A. - e- PETRO to be merged into PETROBRAS. 2. Describe the qualification of the recommended appraisers LOUDON BLOMQUIST - AUDITORES INDEPENDENTES is an Audit firm, registered with the Regional Accounting Council of the State of Rio de Janeiro - CRC-RJ under the registration number 000064/F-8, and is qualified to issue an Assessment Report of Petrobras Negócios Eletrônicos S.A. - e-PETRO pursuant to current regulations. 3. Provide copy of work proposals and compensation of recommended appraisers Refer to Exhibit 1 - LOUDON BLOMQUIST - AUDITORES INDEPENDENTES Proposal 4. Describe any material relationships that exist in the last three (3) years between the recommended appraisers and related parties, as defined by the accounting rules that address this matter. Auditors have no direct or indirect interest in the companies involved or in the transaction, and there is no other relevant circumstance that may characterize a conflict of interest. 79

ANNEX VI Statement of Investment Committee report about the incorporation of e-PETRO 80 ANNEX VI Statement of Investment Committee report about the incorporation of e-PETRO 80

Public Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 INVESTMENT COMMITTEE STATEMENT (“COINV”) The Investment Committee, advisory body to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, in the use of its duties, at its meeting no. 09, of 12/17/2019, on the topic Incorporation of Petrobras Negócios Eletrônicos (e-PETRO), recommended to the Petrobras Board of Directors the approval of the matter.-.-.-.-.-.-.-.-.-.-.-.-.-. .-.-.-. .-.-.-. Rio de Janeiro, January 23, 2020. [signature] Heloisa de Paula Batista Warken Coordinator 81 Public Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 INVESTMENT COMMITTEE STATEMENT (“COINV”) The Investment Committee, advisory body to the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, in the use of its duties, at its meeting no. 09, of 12/17/2019, on the topic Incorporation of Petrobras Negócios Eletrônicos (e-PETRO), recommended to the Petrobras Board of Directors the approval of the matter.-.-.-.-.-.-.-.-.-.-.-.-.-. .-.-.-. ..-.-.-. Rio de Janeiro, January 23, 2020. [signature] Heloisa de Paula Batista Warken Coordinator 81

ANNEX VII Statement of Board of Directors meeting about the incorporation of e-PETRO 82 ANNEX VII Statement of Board of Directors meeting about the incorporation of e-PETRO 82

Publicly-Held Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, in a meeting held on 12-18-2019 (Meeting No. 1616), on the matter MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) INTO PETRÓLEO BRASILEIRO S.A. - PETROBRAS, according to the respective Executive Summary, a) validated and forwarded the following matters to the General Shareholders' Meeting of Petrobras for resolution: (a.i) the proposal for approval of the Merger Protocol and Justification to be signed between Petrobras Negócios Eletrônicos S.A. (e-PETRO), as a merged company, and Petrobras, as a merging company; (a.ii) awareness and ratification of the contracting of Loudon Blomquist - Auditores Independentes to carry out the assessment, at book value, of e-PETRO; (a.iii) approval of the Assessment Report; (a.iv) the proposal to merge e-PETRO into Petrobras, with the consequent extinction of e-PETRO; (a.v) authorization for the Executive Board of Petrobras to perform all acts necessary for the effective merger and compliance of the merged company and the merging company before the relevant bodies, as required; b) validated the forwarding - to the Supervisory Board - of the documentation required to issue its opinion on the merger, pursuant to Article 163, item III, of Law 6404/76; c) authorized the issuance - to the Petrobras representative - of voting instructions for the General Shareholders' Meeting to be held by e-PETRO with the purpose of (c.i) drawing up the summarized minutes of the Meeting, according to article 130, paragraph 1, of Law 6404/76; (c.ii) approving the Merger Protocol and Justification, signed between e-PETRO, as a merged company, and Petrobras, as a merging company; (c.iii) knowing and ratifying the hiring of the company to carry out the assessment, at book value, of e-PETRO; (c.iv) approving the Assessment Report; (c.v) approving the merger of e-PETRO into Petrobras, with the consequent extinction of the former. ---------- 83 Publicly-Held Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 CERTIFICATE I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, in a meeting held on 12-18-2019 (Meeting No. 1616), on the matter MERGER OF PETROBRAS NEGÓCIOS ELETRÔNICOS S.A. (E-PETRO) INTO PETRÓLEO BRASILEIRO S.A. - PETROBRAS, according to the respective Executive Summary, a) validated and forwarded the following matters to the General Shareholders' Meeting of Petrobras for resolution: (a.i) the proposal for approval of the Merger Protocol and Justification to be signed between Petrobras Negócios Eletrônicos S.A. (e-PETRO), as a merged company, and Petrobras, as a merging company; (a.ii) awareness and ratification of the contracting of Loudon Blomquist - Auditores Independentes to carry out the assessment, at book value, of e-PETRO; (a.iii) approval of the Assessment Report; (a.iv) the proposal to merge e-PETRO into Petrobras, with the consequent extinction of e-PETRO; (a.v) authorization for the Executive Board of Petrobras to perform all acts necessary for the effective merger and compliance of the merged company and the merging company before the relevant bodies, as required; b) validated the forwarding - to the Supervisory Board - of the documentation required to issue its opinion on the merger, pursuant to Article 163, item III, of Law 6404/76; c) authorized the issuance - to the Petrobras representative - of voting instructions for the General Shareholders' Meeting to be held by e-PETRO with the purpose of (c.i) drawing up the summarized minutes of the Meeting, according to article 130, paragraph 1, of Law 6404/76; (c.ii) approving the Merger Protocol and Justification, signed between e-PETRO, as a merged company, and Petrobras, as a merging company; (c.iii) knowing and ratifying the hiring of the company to carry out the assessment, at book value, of e-PETRO; (c.iv) approving the Assessment Report; (c.v) approving the merger of e-PETRO into Petrobras, with the consequent extinction of the former. ---------- 83

Publicly-Held Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 Rio de Janeiro, January 14, 2020. [signed] João Gonçalves Gabriel General Secretary of Petrobras 84 Publicly-Held Company CNPJ/MF - 33.000.167/0001-01 NIRE - 33300032061 Rio de Janeiro, January 14, 2020. [signed] João Gonçalves Gabriel General Secretary of Petrobras 84

ANNEX VIII December 31st, 2018 Financial Statements (e-PETRO) 85 ANNEX VIII December 31st, 2018 Financial Statements (e-PETRO) 85

Petrobras Negócios Eletrônicos S.A. – e-PETRO (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Financial Statements as of December 31, 2018 and independent auditors' report 86Petrobras Negócios Eletrônicos S.A. – e-PETRO (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Financial Statements as of December 31, 2018 and independent auditors' report 86

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Table of contents Balance Sheet .............................................................................................................................................. 10 Income Statements ....................................................................................................................................... 11 Comprehensive Income Statements ............................................................................................................ 12 Statement of Changes in Shareholders' Equity ........................................................................................... 13 Statement of Cash Flows ............................................................................................................................. 14 Value Added Statements .............................................................................................................................. 15 Explanatory notes ......................................................................................................................................... 16 1. The Company and its operations .......................................................................................................... 16 2. Basis for preparation and presentation of financial statements ......................................................... 16 3. Summary of main accounting practices ............................................................................................... 17 4. New standards and interpretations ...................................................................................................... 25 5. Cash and cash equivalents ................................................................................................................... 27 6. Trade receivable, net ............................................................................................................................ 27 7. Investments ........................................................................................................................................... 28 8. Fixed assets ............................................................................................................................................ 29 9. Intangible ............................................................................................................................................... 30 10. Suppliers ............................................................................................................................................ 31 11. Financial leasing ................................................................................................................................. 31 12. Related parties ................................................................................................................................... 32 13. Taxes .................................................................................................................................................. 34 14. Shareholders' equity .......................................................................................................................... 36 15. Revenue from services (consolidated) .............................................................................................. 38 16. Costs of services provided (consolidated) ........................................................................................ 38 17. Administration costs ......................................................................................................................... 39 18. Net financial income .......................................................................................................................... 39 19. Lawsuits and contingencies ............................................................................................................... 39 20. Risk management .............................................................................................................................. 40 Executive Board ............................................................................................................................................ 42 87 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Table of contents Balance Sheet .............................................................................................................................................. 10 Income Statements ....................................................................................................................................... 11 Comprehensive Income Statements ............................................................................................................ 12 Statement of Changes in Shareholders' Equity ........................................................................................... 13 Statement of Cash Flows ............................................................................................................................. 14 Value Added Statements .............................................................................................................................. 15 Explanatory notes ......................................................................................................................................... 16 1. The Company and its operations .......................................................................................................... 16 2. Basis for preparation and presentation of financial statements ......................................................... 16 3. Summary of main accounting practices ............................................................................................... 17 4. New standards and interpretations ...................................................................................................... 25 5. Cash and cash equivalents ................................................................................................................... 27 6. Trade receivable, net ............................................................................................................................ 27 7. Investments ........................................................................................................................................... 28 8. Fixed assets ............................................................................................................................................ 29 9. Intangible ............................................................................................................................................... 30 10. Suppliers ............................................................................................................................................ 31 11. Financial leasing ................................................................................................................................. 31 12. Related parties ................................................................................................................................... 32 13. Taxes .................................................................................................................................................. 34 14. Shareholders' equity .......................................................................................................................... 36 15. Revenue from services (consolidated) .............................................................................................. 38 16. Costs of services provided (consolidated) ........................................................................................ 38 17. Administration costs ......................................................................................................................... 39 18. Net financial income .......................................................................................................................... 39 19. Lawsuits and contingencies ............................................................................................................... 39 20. Risk management .............................................................................................................................. 40 Executive Board ............................................................................................................................................ 42 87

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report Management Report Dear Shareholders, 1. Presentation The Management of Petrobras Negócios Eletrônicos S.A. - e-PETRO (“e-PETRO” or “Company”), pursuant to the legal and statutory provisions, submits this report for your review, together with the consolidated and individual financial statements, accompanied by the opinion of the independent auditors, KPMG Auditores Independentes, for the year ended December 31, 2018. 2. Company's operating status E-PETRO is a company 100% owned by Petrobras whose purpose is to participate in the share capital of other companies that carry out activities over the Internet or other electronic means. The Company has as sole share, part of the capital stock of Procurement Negócios Eletrônicos S.A. - Petronect, which operates the procurement portal www.petronect.com.br, serving buyers and suppliers of companies within the Petrobras group. E-PETRO's Financial Statements Report depicts the Company's accounting consolidation with Petronect and fully represents Petronect's operating activities, since e-PETRO has no operational activity. Within the scope of the interest of Petrobras' Business and Management Plan, actions are being taken to merge e- PETRO into Petrobras on a date to be defined. 3. Consolidated earnings and key financial indicators In 2018, consolidated gross revenue reached R$ 140,421 (R$ 96,781 in 2017) and a consolidated gross profit of R$ 34,388 (R$ 22,950 in 2017). 3 88Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report Management Report Dear Shareholders, 1. Presentation The Management of Petrobras Negócios Eletrônicos S.A. - e-PETRO (“e-PETRO” or “Company”), pursuant to the legal and statutory provisions, submits this report for your review, together with the consolidated and individual financial statements, accompanied by the opinion of the independent auditors, KPMG Auditores Independentes, for the year ended December 31, 2018. 2. Company's operating status E-PETRO is a company 100% owned by Petrobras whose purpose is to participate in the share capital of other companies that carry out activities over the Internet or other electronic means. The Company has as sole share, part of the capital stock of Procurement Negócios Eletrônicos S.A. - Petronect, which operates the procurement portal www.petronect.com.br, serving buyers and suppliers of companies within the Petrobras group. E-PETRO's Financial Statements Report depicts the Company's accounting consolidation with Petronect and fully represents Petronect's operating activities, since e-PETRO has no operational activity. Within the scope of the interest of Petrobras' Business and Management Plan, actions are being taken to merge e- PETRO into Petrobras on a date to be defined. 3. Consolidated earnings and key financial indicators In 2018, consolidated gross revenue reached R$ 140,421 (R$ 96,781 in 2017) and a consolidated gross profit of R$ 34,388 (R$ 22,950 in 2017). 3 88

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Independent Auditors' Report

Amounts in thousands of reais

	Consolidated		
	2018	2017	%
Net Income	8,525	4,312	98%
Adjustments:			
Taxes on Profit	4,571	2,428	88%
Financial Earnings	(631)	(1,635)	-61%
EBIT	**12,465**	**5,105**	**144%**
Earnings before Interest and Taxes	12,465	5,105	144%
Depreciation and amortization	5,405	7,005	-23%
Earnings on Property and Equipment Divesture and Write-Off	468	1,446	-68%
EBITDA	**18,338**	**13,556**	**35%**
Net Revenue from Services Rendered	120,642	83,228	
Cost of services provided	(86,254)	(60,278)	
Gross Margin	29%	28%	
Net Margin	7%	5%	

	Parent company		
	2018	2017	%
Net Income	6,050	2,997	102%
Adjustments:			
Taxes on Profit	-	-	-
Financial Earnings	19	43	-56%
EBIT	**6,069**	**3,040**	**100%**
Earnings before Interest and Taxes	6,069	3,040	100%
Depreciation and amortization	-		-
Earnings on Property and Equipment Divesture and Write-Off	-		-
EBITDA	**6,069**	**3,040**	**100%**
Net Revenue from Services Rendered	-	-	
Cost of services provided	-	-	
Gross Margin	-	-	
Net Margin	-	-	

There was a 98% increase in consolidated net profit, due to the increase in Petronect's revenue, mainly in the Quotations and Projects lines, in addition to starting the collection of access fee from suppliers that access the Portal, which also had a positive impact in Revenue.

The operational cash generation, obtained by the consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) indicator increased by 40%, caused by the increase in the level of services.

4

89

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report 4. Acknowledgments Finally, we would like to thank our Shareholders for the support and trust and each employee of the team for their competence, commitment and dedication. Rio de Janeiro, March 19, 2019. The Executive Board __________________________________ Cesar Cunha de Souza CEO _____________________________ _______________________________ Luis Antônio Pereira de Araújo Alvaro Brazil Protasio Executive Officer Executive Officer 5 90Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report 4. Acknowledgments Finally, we would like to thank our Shareholders for the support and trust and each employee of the team for their competence, commitment and dedication. Rio de Janeiro, March 19, 2019. The Executive Board __________________________________ Cesar Cunha de Souza CEO _____________________________ _______________________________ Luis Antônio Pereira de Araújo Alvaro Brazil Protasio Executive Officer Executive Officer 5 90

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report KPMG Auditores Independentes th Rua do Passeio, 38 - Sector 2 - 17 floor - Downtown 20021-290 - Rio de Janeiro - RJ PO Box 2888 - ZIP Code 20001-970 - Rio de Janeiro/RJ - Brazil Phone +55 (21) 2207-9400, Fax +55 (21) 2207-9000 www.kpmg.com.br Independent Auditor's Report on the Individual and Consolidated Financial Statements To the Managers and Shareholders of Petrobras Negócios Eletrônicos S.A. Rio de Janeiro – RJ Opinion We have examined the individual and consolidated financial statements of Petrobras Negócios Eletrônicos S.A. (“E- PETRO” or “Company”), identified as parent and consolidated, respectively, which comprise the balance sheet as of December 31, 2018 and the respective statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended on that date, as well as the corresponding explanatory notes, comprising relevant accounting policies and other explanatory information. In our opinion, the individual and consolidated financial statements referred to above adequately present, in all material aspects, the individual and consolidated equity and financial position of e-PETRO as of December 31, 2018, the individual and consolidated performance of its operations and its respective individual and consolidated cash flows for the year ended on that date, pursuant to accounting practices adopted in Brazil. Basis for opinion Our audit was conducted pursuant to Brazilian and international auditing standards. Our responsibilities pursuant to such standards are described in the following section entitled “Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements”. We are independent in relation to e-PETRO and its subsidiaries, pursuant to the relevant ethical principles set out in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we comply with other ethical responsibilities pursuant to these standards. We believe the audit evidence obtained is sufficient and appropriate to support our opinion. 6 91Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report KPMG Auditores Independentes th Rua do Passeio, 38 - Sector 2 - 17 floor - Downtown 20021-290 - Rio de Janeiro - RJ PO Box 2888 - ZIP Code 20001-970 - Rio de Janeiro/RJ - Brazil Phone +55 (21) 2207-9400, Fax +55 (21) 2207-9000 www.kpmg.com.br Independent Auditor's Report on the Individual and Consolidated Financial Statements To the Managers and Shareholders of Petrobras Negócios Eletrônicos S.A. Rio de Janeiro – RJ Opinion We have examined the individual and consolidated financial statements of Petrobras Negócios Eletrônicos S.A. (“E- PETRO” or “Company”), identified as parent and consolidated, respectively, which comprise the balance sheet as of December 31, 2018 and the respective statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year ended on that date, as well as the corresponding explanatory notes, comprising relevant accounting policies and other explanatory information. In our opinion, the individual and consolidated financial statements referred to above adequately present, in all material aspects, the individual and consolidated equity and financial position of e-PETRO as of December 31, 2018, the individual and consolidated performance of its operations and its respective individual and consolidated cash flows for the year ended on that date, pursuant to accounting practices adopted in Brazil. Basis for opinion Our audit was conducted pursuant to Brazilian and international auditing standards. Our responsibilities pursuant to such standards are described in the following section entitled “Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements”. We are independent in relation to e-PETRO and its subsidiaries, pursuant to the relevant ethical principles set out in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we comply with other ethical responsibilities pursuant to these standards. We believe the audit evidence obtained is sufficient and appropriate to support our opinion. 6 91

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report Emphasis We draw attention to the fact that a substantial part of the Company's operations related to the consolidated service revenue is carried out with its controlling shareholder Petróleo Brasileiro S.A. - Petrobras, as described in notes 1 and 12 to the financial statements. Therefore, the above financial statements should be read in this context. Our opinion is not reserved in relation to this matter. Additionally, we call attention to note 1, within the scope of the interest of the Business and Management Plan of its controlling shareholder Petróleo Brasileiro S.A. - Petrobras, which indicates the merger of e-PETRO into Petrobras on a date to be defined by the Management of the controlling shareholder. Therefore, the above financial statements should be read in this context. Our opinion is not reserved in relation to this matter. Other matters Value Added Statement The added value statement (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company's Management, and submitted as supplementary information for the purposes of these financial statements, was submitted to audit procedures carried out jointly with the audit of the Company's financial statements. To establish our opinion, we evaluated whether this statement is reconciled with the accounting statements and records, as applicable, and whether its form and content comply with the criteria defined in Technical Pronouncement CPC 09 - Value Added Statement. In our opinion, this value-added statement was properly prepared, in all material aspects, pursuant to the criteria defined in this Technical Pronouncement and is consistent with the financial statements considered as a whole. Other Information Accompanying the Individual and Consolidated Financial Statements and the Auditor's Report E-PETRO's management is responsible for such other information that comprise the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not state any form of audit conclusion on this report. In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether that report is materially inconsistent with the financial statements or with our knowledge obtained in audit, or otherwise appearing to be materially misstated. Based on the work performed, if we conclude that there is a material misstatement in the Management Report, we are required to report such fact. We have nothing to report in this regard. Management's Responsibilities for the Individual and Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements pursuant to accounting practices adopted in Brazil and the internal controls that it has determined necessary to enable the preparation of financial statements free of material misstatement, whether due to fraud or error. In the preparation of the individual and consolidated financial statements, management is responsible for assessing the ability of e-PETRO to continue its operations, disclosing, when applicable, matters related to its operational continuity and the use of this accounting base in the preparation of the financial statements, unless management intends to liquidate e-PETRO and its subsidiary or cease operations, or has no realistic alternative to avoid ceasing its operations. Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements Our purpose is to obtain reasonable assurance that the individual and consolidated financial statements taken as a whole are free from material misstatement, whether caused by fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that auditing pursuant to Brazilian and international auditing standards will always detect any existing material misstatements. The 7 92Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report Emphasis We draw attention to the fact that a substantial part of the Company's operations related to the consolidated service revenue is carried out with its controlling shareholder Petróleo Brasileiro S.A. - Petrobras, as described in notes 1 and 12 to the financial statements. Therefore, the above financial statements should be read in this context. Our opinion is not reserved in relation to this matter. Additionally, we call attention to note 1, within the scope of the interest of the Business and Management Plan of its controlling shareholder Petróleo Brasileiro S.A. - Petrobras, which indicates the merger of e-PETRO into Petrobras on a date to be defined by the Management of the controlling shareholder. Therefore, the above financial statements should be read in this context. Our opinion is not reserved in relation to this matter. Other matters Value Added Statement The added value statement (DVA) for the year ended December 31, 2018, prepared under the responsibility of the Company's Management, and submitted as supplementary information for the purposes of these financial statements, was submitted to audit procedures carried out jointly with the audit of the Company's financial statements. To establish our opinion, we evaluated whether this statement is reconciled with the accounting statements and records, as applicable, and whether its form and content comply with the criteria defined in Technical Pronouncement CPC 09 - Value Added Statement. In our opinion, this value-added statement was properly prepared, in all material aspects, pursuant to the criteria defined in this Technical Pronouncement and is consistent with the financial statements considered as a whole. Other Information Accompanying the Individual and Consolidated Financial Statements and the Auditor's Report E-PETRO's management is responsible for such other information that comprise the Management Report. Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not state any form of audit conclusion on this report. In connection with the audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether that report is materially inconsistent with the financial statements or with our knowledge obtained in audit, or otherwise appearing to be materially misstated. Based on the work performed, if we conclude that there is a material misstatement in the Management Report, we are required to report such fact. We have nothing to report in this regard. Management's Responsibilities for the Individual and Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements pursuant to accounting practices adopted in Brazil and the internal controls that it has determined necessary to enable the preparation of financial statements free of material misstatement, whether due to fraud or error. In the preparation of the individual and consolidated financial statements, management is responsible for assessing the ability of e-PETRO to continue its operations, disclosing, when applicable, matters related to its operational continuity and the use of this accounting base in the preparation of the financial statements, unless management intends to liquidate e-PETRO and its subsidiary or cease operations, or has no realistic alternative to avoid ceasing its operations. Auditor's Responsibilities for Auditing the Individual and Consolidated Financial Statements Our purpose is to obtain reasonable assurance that the individual and consolidated financial statements taken as a whole are free from material misstatement, whether caused by fraud or error, and to issue an audit report containing our opinion. Reasonable assurance is a high level of assurance, but not a guarantee that auditing pursuant to Brazilian and international auditing standards will always detect any existing material misstatements. The 7 92

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report misstatements may be due to fraud or error and are considered material when, individually or jointly, may influence, within a reasonable perspective, users' economic decisions based on these financial statements. As part of the audit performed pursuant to Brazilian and international auditing standards, we perform a professional judgment and maintain professional skepticism throughout the audit. Besides that: 1. We identify and assess the risks of material misstatement in the individual and consolidated financial statements, regardless of whether they are caused by fraud or error, we plan and perform audit procedures in response to such risks, as well as obtain appropriate and sufficient audit evidence to support our opinion. The risk of not detecting material misstatement due to fraud is greater than that arising from error, as fraud may involve circumventing internal controls, collusion, falsification, omission or intentional misrepresentation. 2. We obtain an understanding of the internal controls relevant to the audit to plan audit procedures that are appropriate to the circumstances, but not for the purpose of stating an opinion on the effectiveness of the internal controls of e- PETRO and its subsidiary. 3. We assess the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. 8 93Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report misstatements may be due to fraud or error and are considered material when, individually or jointly, may influence, within a reasonable perspective, users' economic decisions based on these financial statements. As part of the audit performed pursuant to Brazilian and international auditing standards, we perform a professional judgment and maintain professional skepticism throughout the audit. Besides that: 1. We identify and assess the risks of material misstatement in the individual and consolidated financial statements, regardless of whether they are caused by fraud or error, we plan and perform audit procedures in response to such risks, as well as obtain appropriate and sufficient audit evidence to support our opinion. The risk of not detecting material misstatement due to fraud is greater than that arising from error, as fraud may involve circumventing internal controls, collusion, falsification, omission or intentional misrepresentation. 2. We obtain an understanding of the internal controls relevant to the audit to plan audit procedures that are appropriate to the circumstances, but not for the purpose of stating an opinion on the effectiveness of the internal controls of e- PETRO and its subsidiary. 3. We assess the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. 8 93

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report 4. We conclude on the appropriateness of the use, by management, of the accounting basis for operational continuity and, based on the audit evidence obtained, whether there is relevant uncertainty in relation to events or conditions that may raise significant doubts regarding the ability of operational continuity of e-PETRO and its subsidiary. If we conclude that there is material uncertainty, we should draw attention in our audit report to the related disclosures in the individual and consolidated financial statements or include a change in our opinion if the disclosures are inappropriate. Our findings are based on audit evidence obtained until the date of our report. However, future events or conditions may cause e-PETRO and its subsidiary to no longer remain in business continuity. 5. We evaluate the overall presentation, structure and content of the financial statements, including disclosures, and whether the individual and consolidated financial statements represent the related transactions and events in a manner consistent with the purpose of fair presentation. 6. We obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities of the group to state an opinion on the individual and consolidated financial statements. We are responsible for the management, supervision and performance of the group's audit and, consequently, for the audit opinion. We communicate with the Company's management regarding, among other aspects, the planned scope, the audit schedule and significant audit findings, including any relevant deficiencies in the internal controls that we identified during our work. Rio de Janeiro, March 19, 2019. KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ Leandro Basto Pereira Accountant CRC RJ-115543/O-6 9 94Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Independent Auditors' Report 4. We conclude on the appropriateness of the use, by management, of the accounting basis for operational continuity and, based on the audit evidence obtained, whether there is relevant uncertainty in relation to events or conditions that may raise significant doubts regarding the ability of operational continuity of e-PETRO and its subsidiary. If we conclude that there is material uncertainty, we should draw attention in our audit report to the related disclosures in the individual and consolidated financial statements or include a change in our opinion if the disclosures are inappropriate. Our findings are based on audit evidence obtained until the date of our report. However, future events or conditions may cause e-PETRO and its subsidiary to no longer remain in business continuity. 5. We evaluate the overall presentation, structure and content of the financial statements, including disclosures, and whether the individual and consolidated financial statements represent the related transactions and events in a manner consistent with the purpose of fair presentation. 6. We obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities of the group to state an opinion on the individual and consolidated financial statements. We are responsible for the management, supervision and performance of the group's audit and, consequently, for the audit opinion. We communicate with the Company's management regarding, among other aspects, the planned scope, the audit schedule and significant audit findings, including any relevant deficiencies in the internal controls that we identified during our work. Rio de Janeiro, March 19, 2019. KPMG Auditores Independentes CRC SP-014428/O-6 F-RJ Leandro Basto Pereira Accountant CRC RJ-115543/O-6 9 94

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Independent Auditors' Report

Balance Sheet

Years ended December 31 (In thousands of reais, unless indicated otherwise)

Assets		Consolidated		Parent company	
Current	**Note**	**2018**	**2017**	**2018**	**2017**
Cash and cash equivalents	5	14,426	5,969	2,333	66
Trade receivable, net - Customers	6	17,972	14,185	283	125
Receivables - FIDC	7	2,473	2,352	-	-
Income tax, social contribution and other taxes recoverable	13	3,128	5,311	3	9
Dividends receivable	12	-	-	1,535	2,608
Prepaid expenses		503	229	-	-
		38,502	28,046	4,154	2,808
Noncurrent					
Income tax, social contribution and other taxes recoverable	13	8,350	11,877	100	97
Deferred income tax and social contribution	13	5,943	3,331	-	-
Other noncurrent assets		139	676	-	-
		14,432	15,884	100	97
Investment	7	-	-	39,194	34,625
Fixed assets	8	2,672	2,914	-	-
Intangible	9	28,971	22,653	-	-
		31,643	25,567	39,194	34,625
Total non-current		46,075	41,451	39,294	34,722
Total assets		84,577	69,497	43,448	37,530

Liabilities	Note	Consolidated 2018	Consolidated 2017	Parent company 2018	Parent company 2017
Current					
Financial leasing	11	1,306	1,419	-	-
Suppliers	10	20,203	13,242	2,599	828
Income tax, social contribution and other taxes payable	13	2,431	1,729	15	15
Proposed dividends	14	2,002	1,674	1,437	712
Other liabilities		1,404	25	-	-
		27,346	18,089	4,051	1,555
Noncurrent					
Financial leasing	11	653	1,913	-	-
Suppliers		1,906	-	-	-
		2,559	1,913	-	-
Shareholders' equity	14				
Share Capital		21,000	21,000	21,000	21,000
Profit reserves		18,397	14,975	18,397	14,975
		39,397	35,975	39,397	35,975
Non-controlling shareholder's interest		15,274	13,520	-	-
Total shareholders' equity		54,671	49,495	39,397	35,975
Total liabilities and shareholders' equity		84,577	69,497	43,448	37,530

10

95

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)

Income Statements

Years ended December 31 (In thousands of reais, unless indicated otherwise)

		Consolidated		Parent company	
	Note	2018	2017	2018	2017
Net Revenue from Services Rendered	15	120,642	83,228	-	-
Cost of services provided	16	(86,254)	(60,278)	-	-
Gross profit		34,388	22,950	-	-
Administration costs	17	(19,010)	(15,872)	(282)	(276)
Other expenses		(2,914)	(1,973)	(52)	(152)
Profit (Loss) before earnings, interest and taxes		12,464	5,105	(334)	(428)
Net financial income	18	631	1,635	19	44
Financial revenues		1,327	949	20	45
Financial expenses		(721)	(560)	(1)	(2)
Foreign exchange variation		25	1,246	-	-
Income from equity-accounted investments	7	-	-	6,365	3,381
Profit before taxes		13,096	6,740	6,050	2,997
Current income tax and social contribution	13	(7,116)	(3,842)	-	-
Deferred income tax and social contribution	13	2,545	1,414	-	-
Net profit for the year		8,525	4,312	6,050	2,997
Assigned to:					
Company shareholders		6,050	2,997	6,050	2,997
Non-controlling interest		2,475	1,315	-	-
Basic and diluted earnings per share (in R$)		0.406	0.205	0.288	0.143

The explanatory notes are an integral part of these financial statements.

11

96

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Comprehensive Income Statements Years ended December 31 (In thousands of reais, unless indicated otherwise) Consolidated Parent company 2018 2017 2018 2017 Net profit for the year 8,525 4,312 6,050 2,997 Total comprehensive income for the year - - - - Total comprehensive income 8,525 4,312 6,050 2,997 The explanatory notes are an integral part of these financial statements. 97 12 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Comprehensive Income Statements Years ended December 31 (In thousands of reais, unless indicated otherwise) Consolidated Parent company 2018 2017 2018 2017 Net profit for the year 8,525 4,312 6,050 2,997 Total comprehensive income for the year - - - - Total comprehensive income 8,525 4,312 6,050 2,997 The explanatory notes are an integral part of these financial statements. 97 12

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Statement of Changes in Shareholders' Equity
Years ended December 31 (In thousands of reais, unless indicated otherwise)

		Profit reserves						
	Capital stock	Legal reserves	Profit retention reserves	Special reserves	Accrued profits	Total net equity assigned to parent company	Non-controlling shareholders interest	Total shareholders' equity
Balances on January 1, 2017	21,000	1,175	9,159	2,374	0	33,708	13,167	46,875
Net profit for the year	-	-	-	-	2,997	2,997	1,315	4,312
Destination:						-		-
Legal reserves	-	150	-	-	(150)	-	-	-
Minimum mandatory dividends	-	-	-	-	(712)	(712)	(962)	(1,674)
Appropriation of net income in reserves	-	-	2,135	-	(2,135)	-	-	-
Cancellation of shares	-	-	(18)	-	-	(18)	-	(18)
Transfers	-	-	2,374	(2,374)	-	-	-	-
Balances on December 31, 2017	21,000	1,325	13,650	-	-	35,975	13,520	49,495
Net profit for the year	-	-	-	-	6,050	6,050	2,475	8,525
Destination:								
Legal reserves	-	302	-	-	(302)	-	-	-
Minimum mandatory dividends	-	-	-	-	(1,437)	(1,437)	(721)	(2,158)
Appropriation of net income in reserves	-	-		4,808	(4,311)	497	-	497
Additional 2017 dividends paid	-	-	-	(1,688)	-	(1,688)	-	(1,688)
Transfers	-	-	(13,650)	13,650	-	-	-	
Balances on December 31, 2018	21,000	1,627	-	16,770	-	39,397	15,274	54,671

The explanatory notes are an integral part of these financial statements.

13

98

Petrobras Negócios Eletrônicos S.A.

(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)

Statement of Cash Flows

Years ended December 31 (In thousands of reais, unless indicated otherwise)

	Consolidated		Parent company	
	2018	**2017**	**2018**	**2017**
Cash flow from operating activities				
Net profit for the year	8,525	4,312	6,050	2,997
Adjustments for:				
Income from equity-accounted investments	-	-	(6,364)	(3,381)
Financial leasing charges	445	445	-	-
Expenses/Income not affecting cash	2,451			
Deferred income tax and social contribution	(2,545)	(1,414)	-	-
Write-off of intangible and fixed assets	559	1,446	-	-
Depreciation and amortization	5,405	7,005	-	-
Foreign exchange variation	(25)	-	-	-
Income from financial securities receivables	(152)	(216)	-	-
Reduction (increase) of assets				
Trade receivables	(3,591)	(5,516)	(159)	422
Taxes and contributions recoverable	6,086	(294)	3	(13)
Other assets	219	(26)	(44)	-
Increase (Decrease) in liabilities				
Taxes, fees and contributions payable	1,580	987	(0)	5
Income tax and social contribution paid	(877)	(203)	-	-
Suppliers	5,676	5,145	1,770	(490)
Other liabilities	821	(35)	-	(1)
	24,577	11,636	1,257	(461)
Net cash generated (used) in operating activities				
Cash flow from investment activities				
Acquisition of fixed assets	(159)	(335)	-	-
Acquisition of intangible assets	(11,587)	(12,728)	-	-
Receipts from sale of fixed assets	-	55	-	-
Redemption of financial securities receivables	(139)	46	-	-
Acquisition of non-controlling interest	-	(18)	-	(18)
Dividends received	-	-	2,913	218
	(11,885)	(12,980)	2,913	200
Net funds generated (used) in investment activities				
Cash flow from financing activities				
Leasing amortization	(1,260)	(1,720)	-	-
Dividends paid	(2,975)	(80)	(1,903)	-
Net funds generated (used) in investment activities	(4,235)	(1,800)	(1,903)	-
Increase (decrease) in cash and cash equivalents for the year	8,457	(3,144)	2,267	(261)
Cash and cash equivalents at beginning of year	5,969	9,113	66	327
Cash and cash equivalents at end of year	14,426	5,969	2,333	66

The explanatory notes are an integral part of these financial statements.

14

99

Petrobras Negócios Eletrônicos S.A.

(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)

Value Added Statements

Years ended December 31 (In thousands of reais, unless indicated otherwise)

	Consolidated		Parent company	
	2018	**2017**	**2018**	**2017**
Revenues				
Services provided and others	140,476	97,168	-	-
	140,476	97,168	-	-
Inputs purchased from third parties				
Costs of development, third party services and others	(93,370)	(67,876)	(303)	(369)
	(93,370)	(67,876)	(303)	(369)
Gross Added Value	47,106	29,292	(303)	(369)
Depreciation and amortization	(5,405)	(7,005)	-	-
Net value added produced (consumed) by the company	41,701	22,287	(303)	(369)
Added value received on transfer				
Income from equity-accounted investments	-	-	6,364	3,381
Financial revenues - include monetary and foreign exchange	1,380	2,195	20	45
	1,380	2,195	6,384	3,426
Value added to distribute	43,081	24,482	6,081	3,057
Value added distribution				
Personnel and administrators				
Executive board and staff fees	6,719	1,307	25	51
	6,719	1,307	25	51
Taxes				
Federal	17,556	11,319	2	3
State	3	12	3	4
Municipal	7,054	4,886	-	-
	24,613	16,217	5	7
Financial institutions and suppliers				
Financial expenses	748	560	1	2
Rental expenses	2,475	2,086	-	-
	3,223	2,646	1	2
Shareholders				
Funding of reserves				
Legal	302	150	302	150
Profit reserves	4,311	2,135	4,311	2,135
Minimum mandatory dividends	1,437	1,674	1,437	712
Minority interest	2,475	353	-	-
	8,525	4,312	6,050	2,997
Distributed added value	43,081	24,482	6,081	3,057

15

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Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 1. The Company and its operations Petrobras Negócios Eletrônicos S.A. (“E-PETRO” or “company”) is a privately held shareholding controlled by Petróleo Brasileiro S.A. - Petrobras, headquartered in the city of Rio de Janeiro. The company was established on April 12, 2002, and its main purpose is to hold equity interests in other companies that develop activities on the Internet or other electronic media, providing electronic services, portal management and other applications, mainly related to the oil industry. The company has a 72% stake, together with the shareholders SAP Brasil Ltda. with 17% and Accenture do Brasil Ltda. with 11%, in the shareholding capital of Procurement Negócios Eletrônicos S.A. (“Petronect”), which is a privately-held shareholding headquartered in the city and state of Rio de Janeiro, established on October 18, 2002, whose corporate purpose is to provide e-commerce services, including system development and electronic portal management related to the procurement of material, services and products. Its revenue is mainly earned from Petróleo Brasileiro S.A. - Petrobras, its parent company and shareholder, and its cost largely acquired from its shareholders SAP Brasil Ltda. and Accenture do Brasil Ltda. The company was established with the purpose of meeting the operations needs and the business plan of its controlling shareholder Petróleo Brasileiro S.A. - Petrobras, its operations being substantially carried out with companies within the Petrobras System These financial statements must be read in this context. Within the scope of the interest of Petrobras' Business and Management Plan, the merger of e-PETRO into Petrobras is being assessed to occur on a date to be defined by the Management of the controlling shareholder. 2. Basis for preparation and presentation of financial statements The consolidated financial statements are prepared pursuant to the accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC). The individual financial statements of the Parent Company were prepared pursuant to accounting practices adopted in Brazil, based on the Brazilian Corporate Law and incorporate the changes through Laws 11638/07 and 11941/09 and the Pronouncements, Interpretations and Guidelines issued by the Accounting Pronouncements Committee (CPC), approved by resolutions of the CFC Federal Accounting Council. All and exclusively the relevant information pertaining to the financial statements is being disclosed and corresponds to that used by Management in its duties. The company's Executive Board, in a meeting held on March 19, 2019, authorized the issuance of these financial statements. 2.1. Value Added Statement The value-added statements - DVA present information related to the wealth created by the company and how such wealth was distributed. These statements were prepared pursuant to CPC 09 - Value Added Statement. This statement aims to present information related to the wealth created by the company and the way in which such wealth was distributed. 101 16 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 1. The Company and its operations Petrobras Negócios Eletrônicos S.A. (“E-PETRO” or “company”) is a privately held shareholding controlled by Petróleo Brasileiro S.A. - Petrobras, headquartered in the city of Rio de Janeiro. The company was established on April 12, 2002, and its main purpose is to hold equity interests in other companies that develop activities on the Internet or other electronic media, providing electronic services, portal management and other applications, mainly related to the oil industry. The company has a 72% stake, together with the shareholders SAP Brasil Ltda. with 17% and Accenture do Brasil Ltda. with 11%, in the shareholding capital of Procurement Negócios Eletrônicos S.A. (“Petronect”), which is a privately-held shareholding headquartered in the city and state of Rio de Janeiro, established on October 18, 2002, whose corporate purpose is to provide e-commerce services, including system development and electronic portal management related to the procurement of material, services and products. Its revenue is mainly earned from Petróleo Brasileiro S.A. - Petrobras, its parent company and shareholder, and its cost largely acquired from its shareholders SAP Brasil Ltda. and Accenture do Brasil Ltda. The company was established with the purpose of meeting the operations needs and the business plan of its controlling shareholder Petróleo Brasileiro S.A. - Petrobras, its operations being substantially carried out with companies within the Petrobras System These financial statements must be read in this context. Within the scope of the interest of Petrobras' Business and Management Plan, the merger of e-PETRO into Petrobras is being assessed to occur on a date to be defined by the Management of the controlling shareholder. 2. Basis for preparation and presentation of financial statements The consolidated financial statements are prepared pursuant to the accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC). The individual financial statements of the Parent Company were prepared pursuant to accounting practices adopted in Brazil, based on the Brazilian Corporate Law and incorporate the changes through Laws 11638/07 and 11941/09 and the Pronouncements, Interpretations and Guidelines issued by the Accounting Pronouncements Committee (CPC), approved by resolutions of the CFC Federal Accounting Council. All and exclusively the relevant information pertaining to the financial statements is being disclosed and corresponds to that used by Management in its duties. The company's Executive Board, in a meeting held on March 19, 2019, authorized the issuance of these financial statements. 2.1. Value Added Statement The value-added statements - DVA present information related to the wealth created by the company and how such wealth was distributed. These statements were prepared pursuant to CPC 09 - Value Added Statement. This statement aims to present information related to the wealth created by the company and the way in which such wealth was distributed. 101 16

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 2.2. Operating Currency The operating currency of E-PETRO and its subsidiary is the Real, as it is the currency of its economic operating environment. 3. Summary of main accounting practices The accounting practices described below were applied consistently by the company in the financial statements for the year ended December 31, 2018. 3.1. Consolidation Basis The consolidated financial statements cover information from e-PETRO and its subsidiary. Control is obtained when e-PETRO has i) power over the investee; ii) exposure to, or rights to, variable returns arising from its involvement with the investee; and iii) the ability to use its power over the investee to affect its earnings value. Note 8.1 provides information on the investee. The subsidiary is consolidated from the date the control is achieved until the date such control ceases, using accounting practices consistent with those adopted by the company. The consolidation process of equity and income accounts corresponds to the sum of the balances of the assets, liabilities, income and expenses accounts, according to their function, complemented with eliminations of operations carried out between consolidated companies, as well as unrealized balances and earnings between those companies. 3.2. Financial instruments Financial instrument is any contract that gives rise to a financial asset for the entity and a financial liability or equity instrument to another entity. 3.2.1. Financial assets a) Recognition and initial measurement A financial asset is recognized when the entity becomes party to the contractual provisions of the instrument. Except for trade receivables that do not contain significant financing component and financial assets measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such assets. b) Subsequent classification and measurement Financial assets are generally classified as subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss based on either the entity's business model for managing financial assets or the contractual cash flow characteristics of the financial asset, as follows: 102 17 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 2.2. Operating Currency The operating currency of E-PETRO and its subsidiary is the Real, as it is the currency of its economic operating environment. 3. Summary of main accounting practices The accounting practices described below were applied consistently by the company in the financial statements for the year ended December 31, 2018. 3.1. Consolidation Basis The consolidated financial statements cover information from e-PETRO and its subsidiary. Control is obtained when e-PETRO has i) power over the investee; ii) exposure to, or rights to, variable returns arising from its involvement with the investee; and iii) the ability to use its power over the investee to affect its earnings value. Note 8.1 provides information on the investee. The subsidiary is consolidated from the date the control is achieved until the date such control ceases, using accounting practices consistent with those adopted by the company. The consolidation process of equity and income accounts corresponds to the sum of the balances of the assets, liabilities, income and expenses accounts, according to their function, complemented with eliminations of operations carried out between consolidated companies, as well as unrealized balances and earnings between those companies. 3.2. Financial instruments Financial instrument is any contract that gives rise to a financial asset for the entity and a financial liability or equity instrument to another entity. 3.2.1. Financial assets a) Recognition and initial measurement A financial asset is recognized when the entity becomes party to the contractual provisions of the instrument. Except for trade receivables that do not contain significant financing component and financial assets measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such assets. b) Subsequent classification and measurement Financial assets are generally classified as subsequently measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss based on either the entity's business model for managing financial assets or the contractual cash flow characteristics of the financial asset, as follows: 102 17

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) • Amortized cost: financial asset (debt financial instrument) whose contractual cash flow results only from the payment of principal and interest on principal on specific dates, and whose business model aims to maintain the asset in order to receive its contractual cash flows; • Fair value through other comprehensive income: financial asset (debt financial instrument) whose contractual cash flow results only from the receipt of principal and interest on the principal on specific dates, and whose business model aims to receive both cash flows assets as well as investments in equity instruments not held for trading or contingent consideration, which upon initial recognition, the company has irrevocably chosen to present subsequent changes in the fair value of the investment in other comprehensive income; and • Fair value through profit or loss: all other financial assets. This category generally includes derivative financial instruments. c) Impairment Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive income. The company recognizes provision for expected credit losses for short-term customer trade receivable through the use of a provision matrix based on unadjusted historical credit loss experience, when such information represents the best reasonable and sustainable information, or, adjusted, based on current observable data to reflect the effects of current and future conditions provided such data is available at no cost or excessive effort. Overall, for other financial instruments, the company recognizes a provision for an amount equivalent to the expected credit loss for 12 months, however, when the credit risk of the financial instrument has increased significantly since its initial recognition, the provision will be recognized at a value equivalent to the expected credit loss (lifetime). Significant increase in credit risk In assessing the significant increase in credit risk, the company compares the default risk on the financial instrument at the balance sheet date with the default risk on the financial instrument at initial recognition. To this end, the company uses, among others, the following indicators: actual or expected significant change in the external credit rating of the financial instrument and information on late payments. Regardless of the assessment of the significant increase in credit risk, the company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments are more than 30 days past due, except when reasonable and sustainable information is available and show otherwise. The company assumes that the credit risk of a financial instrument has not increased significantly since its initial recognition when the financial instrument has low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal assessment methodologies. Definition of default The company considers a financial asset as in default when the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the financial instrument, when there is a delay of 90 days or more in the contractually due receivable. 103 18 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) • Amortized cost: financial asset (debt financial instrument) whose contractual cash flow results only from the payment of principal and interest on principal on specific dates, and whose business model aims to maintain the asset in order to receive its contractual cash flows; • Fair value through other comprehensive income: financial asset (debt financial instrument) whose contractual cash flow results only from the receipt of principal and interest on the principal on specific dates, and whose business model aims to receive both cash flows assets as well as investments in equity instruments not held for trading or contingent consideration, which upon initial recognition, the company has irrevocably chosen to present subsequent changes in the fair value of the investment in other comprehensive income; and • Fair value through profit or loss: all other financial assets. This category generally includes derivative financial instruments. c) Impairment Provision for expected credit losses is recognized in financial assets measured at amortized cost, as well as those measured at fair value through other comprehensive income. The company recognizes provision for expected credit losses for short-term customer trade receivable through the use of a provision matrix based on unadjusted historical credit loss experience, when such information represents the best reasonable and sustainable information, or, adjusted, based on current observable data to reflect the effects of current and future conditions provided such data is available at no cost or excessive effort. Overall, for other financial instruments, the company recognizes a provision for an amount equivalent to the expected credit loss for 12 months, however, when the credit risk of the financial instrument has increased significantly since its initial recognition, the provision will be recognized at a value equivalent to the expected credit loss (lifetime). Significant increase in credit risk In assessing the significant increase in credit risk, the company compares the default risk on the financial instrument at the balance sheet date with the default risk on the financial instrument at initial recognition. To this end, the company uses, among others, the following indicators: actual or expected significant change in the external credit rating of the financial instrument and information on late payments. Regardless of the assessment of the significant increase in credit risk, the company assumes that the credit risk of a financial asset has increased significantly since its initial recognition when contractual payments are more than 30 days past due, except when reasonable and sustainable information is available and show otherwise. The company assumes that the credit risk of a financial instrument has not increased significantly since its initial recognition when the financial instrument has low credit risk at the balance sheet date. Low credit risk is determined based on external risk ratings and internal assessment methodologies. Definition of default The company considers a financial asset as in default when the counterparty does not comply with the legal obligation to pay its debts when due or, depending on the financial instrument, when there is a delay of 90 days or more in the contractually due receivable. 103 18

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) Measurement and recognition of expected credit losses Expected credit loss is the weighted average of credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured as the difference between all contractual cash flows due to the company and all cash flows that the company expects to receive, discounted at the original effective rate. d) Presentation Cash and cash equivalents include cash, available bank deposits and short-term highly liquid short-term investments, maturing within three months from the original contract date, readily convertible into a known amount of cash and with insignificant risk of change in value. Provisions for impairment of financial assets measured at amortized cost are deducted from the gross book value of the assets against gains or losses in profit or loss. 3.2.2. Financial liabilities a) Recognition and initial measurement A financial liability is recognized when the entity becomes party to the contractual provisions of the instrument. Except for financial liabilities measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such liabilities. b) Subsequent classification and measurement Financial liabilities are classified as subsequently measured at amortized cost, except in certain circumstances, which include certain financial liabilities at fair value through profit or loss. Financing is measured at amortized cost using the effective interest method. When financial liabilities measured at amortized cost have their contractual terms modified and such modification is not material, their accounting balances will reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the booked balance of the remeasured instrument upon a non-material modification of its terms and its booked balance immediately prior to such modification is recognized as a gain or loss in profit or loss for the period. Derivative financial instruments are subsequently measured at fair value through profit or loss, except when the derivative is qualified and assigned for hedge accounting. Interest on debentures in the cash flow is shown in the financing activities. The company has not had a substantial change that has changed the cash flow of its financial liabilities measured at amortized cost, therefore, they reflect the present value of its cash flows under the new terms of CPC 48. 104 19 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) Measurement and recognition of expected credit losses Expected credit loss is the weighted average of credit losses with the respective default risks, which may occur according to the weightings. Credit loss on a financial asset is measured as the difference between all contractual cash flows due to the company and all cash flows that the company expects to receive, discounted at the original effective rate. d) Presentation Cash and cash equivalents include cash, available bank deposits and short-term highly liquid short-term investments, maturing within three months from the original contract date, readily convertible into a known amount of cash and with insignificant risk of change in value. Provisions for impairment of financial assets measured at amortized cost are deducted from the gross book value of the assets against gains or losses in profit or loss. 3.2.2. Financial liabilities a) Recognition and initial measurement A financial liability is recognized when the entity becomes party to the contractual provisions of the instrument. Except for financial liabilities measured at fair value, upon initial recognition, financial assets are measured at fair value added or deducted from transaction costs that are directly associated to the acquisition or issuance of such liabilities. b) Subsequent classification and measurement Financial liabilities are classified as subsequently measured at amortized cost, except in certain circumstances, which include certain financial liabilities at fair value through profit or loss. Financing is measured at amortized cost using the effective interest method. When financial liabilities measured at amortized cost have their contractual terms modified and such modification is not material, their accounting balances will reflect the present value of their cash flows under the new terms using the original effective interest rate. The difference between the booked balance of the remeasured instrument upon a non-material modification of its terms and its booked balance immediately prior to such modification is recognized as a gain or loss in profit or loss for the period. Derivative financial instruments are subsequently measured at fair value through profit or loss, except when the derivative is qualified and assigned for hedge accounting. Interest on debentures in the cash flow is shown in the financing activities. The company has not had a substantial change that has changed the cash flow of its financial liabilities measured at amortized cost, therefore, they reflect the present value of its cash flows under the new terms of CPC 48. 104 19

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 3.3. Leases Leases that substantially transfer all risks and benefits on the leased asset are classified as financial leases. For financial leases in which the Company is the lessee, assets and liabilities are recognized at the fair value of the leased item, or at the present value of the minimum lease payments if less than the fair value, both determined at the beginning of the lease. Capitalized leased assets are depreciated on the same basis that the Company uses its own assets. When there is no reasonable certainty that the Company will get ownership of the asset at the end of the contract, the leased assets are depreciated over the shortest period between the estimated useful life of the asset and the term of the contract. When the Company leases the asset, a trade receivable is made up of an amount equal to the net investment in the lease. Leases in which a significant share of the risks and benefits of ownership remain with the lessor are classified as operating, and payments are recognized as expense in the statement of income over the term of the agreement. Contingent payments are recognized as expenses when incurred. 3.4. Contingent provisions, assets and liabilities Provisions are recognized when there is a current obligation as a result of a past event and it is likely that an outflow of funds that incorporate economic benefits will be necessary to settle the obligation, the value of which can be reliably estimated. Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated. 105 20 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 3.3. Leases Leases that substantially transfer all risks and benefits on the leased asset are classified as financial leases. For financial leases in which the Company is the lessee, assets and liabilities are recognized at the fair value of the leased item, or at the present value of the minimum lease payments if less than the fair value, both determined at the beginning of the lease. Capitalized leased assets are depreciated on the same basis that the Company uses its own assets. When there is no reasonable certainty that the Company will get ownership of the asset at the end of the contract, the leased assets are depreciated over the shortest period between the estimated useful life of the asset and the term of the contract. When the Company leases the asset, a trade receivable is made up of an amount equal to the net investment in the lease. Leases in which a significant share of the risks and benefits of ownership remain with the lessor are classified as operating, and payments are recognized as expense in the statement of income over the term of the agreement. Contingent payments are recognized as expenses when incurred. 3.4. Contingent provisions, assets and liabilities Provisions are recognized when there is a current obligation as a result of a past event and it is likely that an outflow of funds that incorporate economic benefits will be necessary to settle the obligation, the value of which can be reliably estimated. Contingent assets and liabilities are not recognized, but contingent liabilities are disclosed in explanatory notes when the likelihood of outflows is possible, including those whose amounts cannot be estimated. 105 20

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 3.5. Fixed assets a) Recognition and measurement Property, plant and equipment items are measured at historical acquisition or construction cost, less accumulated depreciation and impairment losses. Depreciation of assets is calculated using the linear method considering their costs and residual values over the estimated useful life. b) Impairment An asset has an impairment loss if objective evidence indicates that a loss event occurred after the initial recognition of the asset, and that such loss event had a negative effect on projected future cash flows that can be reliably estimated. The carrying amounts of non-financial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If such indication occurs, then the asset's recoverable amount is determined. The recoverable amount of an asset or cash-generating unit is the higher between the value in use and the fair value less selling expenses. When assessing the value in use, the estimated future cash flows are discounted to their present values using the pre-tax discount rate that reflects prevailing market conditions regarding the period of capital recoverability and the specific asset risks. For the purpose of testing the recoverable amount, assets that cannot be tested individually are grouped together in the smallest group of assets that generate cash inflows for continuous use that are largely independent of the cash flows of other assets or groups of assets. The impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Losses are recognized in the income statement. The impairment loss is reversed only in the event that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the impairment not been recognized. 3.6. Intangible assets Intangible asset items are stated at historical acquisition cost less the amount of amortization and any accumulated non-recoverable losses. The historical cost includes the directly assigned expenses necessary to prepare the asset for the intended use by management, less financing costs. The residual values, useful lives and amortization methods of assets are reviewed and adjusted, if necessary, when there is an indication of significant change since the last balance sheet date. An asset's carrying amount is immediately written-off to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The amortization rate used is 20% p.a., which is the percentage estimated based on the five-year useful life, except for items subject to leasing, which are amortized over the term of the financial lease. Amortization of assets is calculated using the linear method considering their costs and residual values over the estimated useful life. 106 21 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 3.5. Fixed assets a) Recognition and measurement Property, plant and equipment items are measured at historical acquisition or construction cost, less accumulated depreciation and impairment losses. Depreciation of assets is calculated using the linear method considering their costs and residual values over the estimated useful life. b) Impairment An asset has an impairment loss if objective evidence indicates that a loss event occurred after the initial recognition of the asset, and that such loss event had a negative effect on projected future cash flows that can be reliably estimated. The carrying amounts of non-financial assets are reviewed at each reporting date to determine whether there is an indication of impairment. If such indication occurs, then the asset's recoverable amount is determined. The recoverable amount of an asset or cash-generating unit is the higher between the value in use and the fair value less selling expenses. When assessing the value in use, the estimated future cash flows are discounted to their present values using the pre-tax discount rate that reflects prevailing market conditions regarding the period of capital recoverability and the specific asset risks. For the purpose of testing the recoverable amount, assets that cannot be tested individually are grouped together in the smallest group of assets that generate cash inflows for continuous use that are largely independent of the cash flows of other assets or groups of assets. The impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount. Losses are recognized in the income statement. The impairment loss is reversed only in the event that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had the impairment not been recognized. 3.6. Intangible assets Intangible asset items are stated at historical acquisition cost less the amount of amortization and any accumulated non-recoverable losses. The historical cost includes the directly assigned expenses necessary to prepare the asset for the intended use by management, less financing costs. The residual values, useful lives and amortization methods of assets are reviewed and adjusted, if necessary, when there is an indication of significant change since the last balance sheet date. An asset's carrying amount is immediately written-off to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The amortization rate used is 20% p.a., which is the percentage estimated based on the five-year useful life, except for items subject to leasing, which are amortized over the term of the financial lease. Amortization of assets is calculated using the linear method considering their costs and residual values over the estimated useful life. 106 21

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 3.7. Income tax and social contribution Income tax and social contribution expenses for the period comprise current and deferred taxes. a) C urrent income tax and social contribution For purposes of calculating income tax and social contribution on current earnings, the Company adopted and applied the provisions set forth in law 12973/14 as of fiscal year 2015. Current income tax and social contribution are calculated based on taxable income by applying the rates in force at the end of the period being reported. Current income tax and social contribution are shown net, per taxpayer, when there is a right to offset recognized amounts and when there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. b) Deferred income tax and social contribution Deferred income tax and social contribution are calculated on temporary differences determined between the taxable bases of assets and liabilities and their book values, on the date of the period being reported. Deferred tax assets are recognized only to the extent that future taxable income is available and against which temporary differences can be used. When there are deferred tax assets, a situation that occurs when the amount of deferred tax assets exceeds the amount recognized as deferred tax liabilities, related to the same taxpayer, the recognition is based on a technical study of future profitability approved by the company's management. Deferred income tax and social contribution are determined by applying the rates (and tax legislation) that are in force at the end of the period being reported. Deferred income tax and social contribution are shown net, by taxpayer, when there is a right to offset current tax assets against current tax liabilities, and deferred tax assets and deferred tax liabilities are related to taxes on profit levied by the same tax authority in the same taxable entity. 3.8. Shareholders’ equity and shareholder compensation a) Common shares Common shares are classified as shareholders' equity. Additional costs directly associated to the issuing of shares and stock options are recognized as a deduction from shareholder's equity, net of any taxes. b) Preferred shares Preferred shares are classified as shareholders' equity and have preference in the settlement of their share of capital stock. They are not entitled to vote. c) Compensation to shareholders When proposed by the company, the compensation to shareholders is in the form of dividends and/or interest on equity based on the limits defined by law and the company's bylaws. The tax benefit of interest on shareholders' equity is recognized in income for the year. 107 22 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 3.7. Income tax and social contribution Income tax and social contribution expenses for the period comprise current and deferred taxes. a) C urrent income tax and social contribution For purposes of calculating income tax and social contribution on current earnings, the Company adopted and applied the provisions set forth in law 12973/14 as of fiscal year 2015. Current income tax and social contribution are calculated based on taxable income by applying the rates in force at the end of the period being reported. Current income tax and social contribution are shown net, per taxpayer, when there is a right to offset recognized amounts and when there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. b) Deferred income tax and social contribution Deferred income tax and social contribution are calculated on temporary differences determined between the taxable bases of assets and liabilities and their book values, on the date of the period being reported. Deferred tax assets are recognized only to the extent that future taxable income is available and against which temporary differences can be used. When there are deferred tax assets, a situation that occurs when the amount of deferred tax assets exceeds the amount recognized as deferred tax liabilities, related to the same taxpayer, the recognition is based on a technical study of future profitability approved by the company's management. Deferred income tax and social contribution are determined by applying the rates (and tax legislation) that are in force at the end of the period being reported. Deferred income tax and social contribution are shown net, by taxpayer, when there is a right to offset current tax assets against current tax liabilities, and deferred tax assets and deferred tax liabilities are related to taxes on profit levied by the same tax authority in the same taxable entity. 3.8. Shareholders’ equity and shareholder compensation a) Common shares Common shares are classified as shareholders' equity. Additional costs directly associated to the issuing of shares and stock options are recognized as a deduction from shareholder's equity, net of any taxes. b) Preferred shares Preferred shares are classified as shareholders' equity and have preference in the settlement of their share of capital stock. They are not entitled to vote. c) Compensation to shareholders When proposed by the company, the compensation to shareholders is in the form of dividends and/or interest on equity based on the limits defined by law and the company's bylaws. The tax benefit of interest on shareholders' equity is recognized in income for the year. 107 22

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) The minimum mandatory dividend as defined in the bylaws is recognized as a liability, except when decided by management and the shareholder to be allocated to the Special Reserve. 3.9. Customer contract revenue Revenue comprises the fair value of the consideration received or receivable for the sale of services in the normal course of the Company's activities. Revenue is shown net of taxes, rebates and discounts. Usually, the amount of gross revenue is equivalent to the value of invoices issued. The Company recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is likely that future economic benefits will flow to the entity; and (iii) specific criteria have been met for each of the Company's activities. The Company's revenue recognition base is based on measurements obtained by Petrobras System customers and other customers. Once the value due to Procurement Negócios Eletrônico S.A. is determined, the approved measurement report is recognized, for the proper accounting record and issuing. 3.8 - Changes in the main accounting policies The Company initially applied CPC 47 and CPC 48 as of January 1, 2018 but did not materially affect the financial statements. Due to the transition methods chosen by the Company when applying these standards, the comparative information in these financial statements has not been restated to reflect the requirements of the new standards, except for certain hedge requirements and the separate presentation of impairment of trade receivable and contractual assets. i. CPC 47 Customer contract revenue CPC 47 establishes a comprehensive framework for determining whether and when revenue is recognized and by how much revenue is measured. It replaced CPC 30 - Revenues, CPC 17 - Construction contracts and related interpretations. According to CPC 47, revenue is recognized when the customer obtains control of the goods or services. Determining the timing of the transfer of control - at a specific point in time or over time - requires judgment. The Company determined when (or to what extent) and by what amounts the revenues from contracts with customers should be recognized according to the model comprised of the following five steps: 1) identification of the contract with the customer; 2) identification of performance obligations; 3) determination of the transaction price; 4) price allocation to performance obligations; 5) Recognition when (or while) the performance obligation is met. A performance obligation is considered met when (or as) the customer obtains control over the promised good or service. The Company adopted CPC 47 using the cumulative effect method (without practical means), with the effect of the initial application of the standard on January 1, 2018, however, it verified that there was no significant impact on its operations. 108 23 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) The minimum mandatory dividend as defined in the bylaws is recognized as a liability, except when decided by management and the shareholder to be allocated to the Special Reserve. 3.9. Customer contract revenue Revenue comprises the fair value of the consideration received or receivable for the sale of services in the normal course of the Company's activities. Revenue is shown net of taxes, rebates and discounts. Usually, the amount of gross revenue is equivalent to the value of invoices issued. The Company recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is likely that future economic benefits will flow to the entity; and (iii) specific criteria have been met for each of the Company's activities. The Company's revenue recognition base is based on measurements obtained by Petrobras System customers and other customers. Once the value due to Procurement Negócios Eletrônico S.A. is determined, the approved measurement report is recognized, for the proper accounting record and issuing. 3.8 - Changes in the main accounting policies The Company initially applied CPC 47 and CPC 48 as of January 1, 2018 but did not materially affect the financial statements. Due to the transition methods chosen by the Company when applying these standards, the comparative information in these financial statements has not been restated to reflect the requirements of the new standards, except for certain hedge requirements and the separate presentation of impairment of trade receivable and contractual assets. i. CPC 47 Customer contract revenue CPC 47 establishes a comprehensive framework for determining whether and when revenue is recognized and by how much revenue is measured. It replaced CPC 30 - Revenues, CPC 17 - Construction contracts and related interpretations. According to CPC 47, revenue is recognized when the customer obtains control of the goods or services. Determining the timing of the transfer of control - at a specific point in time or over time - requires judgment. The Company determined when (or to what extent) and by what amounts the revenues from contracts with customers should be recognized according to the model comprised of the following five steps: 1) identification of the contract with the customer; 2) identification of performance obligations; 3) determination of the transaction price; 4) price allocation to performance obligations; 5) Recognition when (or while) the performance obligation is met. A performance obligation is considered met when (or as) the customer obtains control over the promised good or service. The Company adopted CPC 47 using the cumulative effect method (without practical means), with the effect of the initial application of the standard on January 1, 2018, however, it verified that there was no significant impact on its operations. 108 23

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) Consequently, the information presented for 2017 has not been restated - that is, it is presented, as previously reported, under CPC 30, CPC 17 and related interpretations. In addition, the disclosure requirements of CPC 47, in general, have not been applied to comparative information. ii. CPC 48 Financial instruments CPC 48 includes new models for the classification and measurement of financial assets/liabilities and expected losses for financial and contractual assets, in addition to new requirements on hedge accounting. This standard replaces CPC 38 Financial instruments - Recognition and measurement. Classification - Financial assets CPC 48 includes a new approach to classifying and measuring financial assets that reflects the business model in which the assets are managed and their cash flow characteristics. CPC 48 contains three main classification categories for financial assets: measured at amortized cost, at fair value through other comprehensive income (VJORA) and at fair value through income (VJR). The standard eliminates the categories under CPC 38 of held to maturity, loans and receivables and available for sale. Based on its assessment, the Company does not consider that the new classification requirements will have a significant impact on the accounting of its financial assets. Impairment - Financial assets and contractual assets CPC 48 replaces the “incurred losses” model of CPC 38 with a prospective model of “expected credit losses”. This will require relevant judgment on how changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities. The new expected loss model will apply to financial assets measured at amortized cost or VJORA, exception investments in equity instruments and contractual assets. Pursuant to CPC 48, the provisions for expected losses will be measured on one of the following bases: • Credit losses expected for 12 months, that is, credit losses that result from potential default events within 12 months after the base date; and • Credit losses expected for life, that is, credit losses that result from all potential default events over the expected life of a financial instrument. The measurement of expected credit losses for life applies if the credit risk of a financial asset on the base date has increased significantly since its initial recognition, and the measurement of 12-month credit loss applies if the risk has not increased significantly since its initial recognition. An entity may determine that the credit risk of a financial asset has not increased significantly if the asset has a low credit risk at the base date. However, the measurement of expected credit losses for life always applies to trade receivable from customers and contractual assets without a significant financing component, a policy whereby the Company opted for adoption. The Company believes that, although losses due to impairment tend to increase and become more volatile for assets in the CPC 48 model, it did not identify a significant impact from adopting the standard due to the lack of recurring losses with a representative balance and the default rate is historically low. 109 24 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) Consequently, the information presented for 2017 has not been restated - that is, it is presented, as previously reported, under CPC 30, CPC 17 and related interpretations. In addition, the disclosure requirements of CPC 47, in general, have not been applied to comparative information. ii. CPC 48 Financial instruments CPC 48 includes new models for the classification and measurement of financial assets/liabilities and expected losses for financial and contractual assets, in addition to new requirements on hedge accounting. This standard replaces CPC 38 Financial instruments - Recognition and measurement. Classification - Financial assets CPC 48 includes a new approach to classifying and measuring financial assets that reflects the business model in which the assets are managed and their cash flow characteristics. CPC 48 contains three main classification categories for financial assets: measured at amortized cost, at fair value through other comprehensive income (VJORA) and at fair value through income (VJR). The standard eliminates the categories under CPC 38 of held to maturity, loans and receivables and available for sale. Based on its assessment, the Company does not consider that the new classification requirements will have a significant impact on the accounting of its financial assets. Impairment - Financial assets and contractual assets CPC 48 replaces the “incurred losses” model of CPC 38 with a prospective model of “expected credit losses”. This will require relevant judgment on how changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities. The new expected loss model will apply to financial assets measured at amortized cost or VJORA, exception investments in equity instruments and contractual assets. Pursuant to CPC 48, the provisions for expected losses will be measured on one of the following bases: • Credit losses expected for 12 months, that is, credit losses that result from potential default events within 12 months after the base date; and • Credit losses expected for life, that is, credit losses that result from all potential default events over the expected life of a financial instrument. The measurement of expected credit losses for life applies if the credit risk of a financial asset on the base date has increased significantly since its initial recognition, and the measurement of 12-month credit loss applies if the risk has not increased significantly since its initial recognition. An entity may determine that the credit risk of a financial asset has not increased significantly if the asset has a low credit risk at the base date. However, the measurement of expected credit losses for life always applies to trade receivable from customers and contractual assets without a significant financing component, a policy whereby the Company opted for adoption. The Company believes that, although losses due to impairment tend to increase and become more volatile for assets in the CPC 48 model, it did not identify a significant impact from adopting the standard due to the lack of recurring losses with a representative balance and the default rate is historically low. 109 24

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) Financial liabilities CPC 48 retains much of the requirements of CPC 38 for the classification of financial liabilities. However, pursuant to CPC 38, all changes in fair value of liabilities designated as VJR are recognized in profit or loss, whereas, pursuant to CPC 48, these changes in fair value are generally presented as follows: • the amount of the change in fair value that is assigned to changes in the credit risk of the financial liability is presented in ORA; and • the remaining amount of the change in fair value is presented in profit and loss. The Company has no financial liabilities measured at VJR. Disclosures CPC 48 will require extensive new disclosures, specifically on hedge, credit risk and expected credit losses accounting. The Company's assessment included an analysis to identify deficiencies in relation to the information required in current processes, which the Company assessed as having an non-material impact on the application of the standard. 4. New standards and interpretations The main standards issued by the IASB that have not yet come into force and have not been adopted by the company up to December 31, 2018 are as follows: 4.1. International Accounting Standards Board (IASB) 4.1.1. CPC 06 - R2 - Leasing On January 13, 2016, the IASB issued CPC 06-R2 - Leasing, which will be effective for years beginning on or after January 1, 2019, replacing the following pronouncements and interpretations: CPC 06 (R1) - Leasing Operations and ICPC 03 - Complementary Aspects of Leasing Operations. CPC 06 - R2 includes principles for the identification, recognition, measurement, presentation and disclosure of commercial leases, by both lessees and lessors. This pronouncement should be applied to all lease agreements, except: a) Leases to explore or use minerals, oil, natural gas and similar non-renewable resources; b) Leases of biological assets within the scope of CPC 29 - Biological Assets and Agricultural Products maintained by the lessee; c) Service concession agreements within the scope of ICPC 01 - Concession Contracts; d) Intellectual property licenses granted by the lessor within the scope of CPC 47; and 110 25 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) Financial liabilities CPC 48 retains much of the requirements of CPC 38 for the classification of financial liabilities. However, pursuant to CPC 38, all changes in fair value of liabilities designated as VJR are recognized in profit or loss, whereas, pursuant to CPC 48, these changes in fair value are generally presented as follows: • the amount of the change in fair value that is assigned to changes in the credit risk of the financial liability is presented in ORA; and • the remaining amount of the change in fair value is presented in profit and loss. The Company has no financial liabilities measured at VJR. Disclosures CPC 48 will require extensive new disclosures, specifically on hedge, credit risk and expected credit losses accounting. The Company's assessment included an analysis to identify deficiencies in relation to the information required in current processes, which the Company assessed as having an non-material impact on the application of the standard. 4. New standards and interpretations The main standards issued by the IASB that have not yet come into force and have not been adopted by the company up to December 31, 2018 are as follows: 4.1. International Accounting Standards Board (IASB) 4.1.1. CPC 06 - R2 - Leasing On January 13, 2016, the IASB issued CPC 06-R2 - Leasing, which will be effective for years beginning on or after January 1, 2019, replacing the following pronouncements and interpretations: CPC 06 (R1) - Leasing Operations and ICPC 03 - Complementary Aspects of Leasing Operations. CPC 06 - R2 includes principles for the identification, recognition, measurement, presentation and disclosure of commercial leases, by both lessees and lessors. This pronouncement should be applied to all lease agreements, except: a) Leases to explore or use minerals, oil, natural gas and similar non-renewable resources; b) Leases of biological assets within the scope of CPC 29 - Biological Assets and Agricultural Products maintained by the lessee; c) Service concession agreements within the scope of ICPC 01 - Concession Contracts; d) Intellectual property licenses granted by the lessor within the scope of CPC 47; and 110 25

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) e) Rights held by the lessee provided for in licensing contracts within the scope of CPC 04 - Deferred Assets for items such as: films, video recordings, reproductions, manuscripts, patents and copyrights. Among the changes for lessees, CPC 06 - R2 will eliminate the classification between financial and operating leases, required by CPC 06 - R1. Thus, there will be a single model in which all leases will result in the recognition of assets related to the rights of use of the leased assets. If payments provided for in commercial leases are due over time, financial liabilities should also be recognized. For lessors, CPC 06 - R2 will maintain the classification between financial and operating leases, required by CPC 06 - R1. Accordingly, CPC 06 - R2 should not substantially change the way leases will be booked by lessors, when compared to CPC 06 - R1. Transition As provided for in the transitional provisions of CPC 06 - R2, for the purposes of initial adoption the company will adopt the cumulative effect approach method, not restating its financial statements for previous periods, as well as applying the following measures: It will apply the pronouncement to contracts that were previously identified as leases; Lease liabilities will be measured at the present value of the remaining lease payments, net of recoverable taxes, when applicable, discounted using the Company's incremental loan rate on the date of initial application; The right-to-use asset will be recognized based on the value of the lease liability, adjusted for any anticipated or accrued lease payments related to that lease, recognized in the balance sheet immediately before the date of initial application. The initial direct costs of measuring the right of use at the date of initial application will not be considered. The company assessed the CPC 06-R2 standards and concluded that it will have no material impact on its financial statements. Other standards The following amended rules and interpretations are not expected to have a significant impact on the Company's financial statements: - ICPC 22 Uncertainty on Handling of Taxes on Profit. - Characteristics of Prepayment with Negative Compensation (Changes to IFRS 9). - Changes to the Plan, Reductions or Settlement of the Plan (Changes to CPC 33 / IAS 19). - Cycle of annual improvements in IFRS 2015-2017 standards - several standards. - Changes in references to the design framework in IFRS standards. 111 26 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) e) Rights held by the lessee provided for in licensing contracts within the scope of CPC 04 - Deferred Assets for items such as: films, video recordings, reproductions, manuscripts, patents and copyrights. Among the changes for lessees, CPC 06 - R2 will eliminate the classification between financial and operating leases, required by CPC 06 - R1. Thus, there will be a single model in which all leases will result in the recognition of assets related to the rights of use of the leased assets. If payments provided for in commercial leases are due over time, financial liabilities should also be recognized. For lessors, CPC 06 - R2 will maintain the classification between financial and operating leases, required by CPC 06 - R1. Accordingly, CPC 06 - R2 should not substantially change the way leases will be booked by lessors, when compared to CPC 06 - R1. Transition As provided for in the transitional provisions of CPC 06 - R2, for the purposes of initial adoption the company will adopt the cumulative effect approach method, not restating its financial statements for previous periods, as well as applying the following measures: It will apply the pronouncement to contracts that were previously identified as leases; Lease liabilities will be measured at the present value of the remaining lease payments, net of recoverable taxes, when applicable, discounted using the Company's incremental loan rate on the date of initial application; The right-to-use asset will be recognized based on the value of the lease liability, adjusted for any anticipated or accrued lease payments related to that lease, recognized in the balance sheet immediately before the date of initial application. The initial direct costs of measuring the right of use at the date of initial application will not be considered. The company assessed the CPC 06-R2 standards and concluded that it will have no material impact on its financial statements. Other standards The following amended rules and interpretations are not expected to have a significant impact on the Company's financial statements: - ICPC 22 Uncertainty on Handling of Taxes on Profit. - Characteristics of Prepayment with Negative Compensation (Changes to IFRS 9). - Changes to the Plan, Reductions or Settlement of the Plan (Changes to CPC 33 / IAS 19). - Cycle of annual improvements in IFRS 2015-2017 standards - several standards. - Changes in references to the design framework in IFRS standards. 111 26

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

5. Cash and cash equivalents

	Consolidated		Parent company	
	2018	2017	2018	2017
Banks	3	2	-	-
Cash investments	14,423	5,967	2,333	66
	14,426	5,969	2,333	66

Financial investments are represented by investment fund quotas of Banco do Brasil with yield linked to the variation of the Interbank Deposit Certificate (CDI), yielding a return of 6.38% Short Term (for 2017, 9.74% Short Term). The amounts are restated by the earnings earned up to the date of the financial statements, not exceeding their respective market values.

The company's exposure to interest rate risks is disclosed in note 20 (b).

6. Trade receivable, net

	Consolidated		Parent company	
	2018	2017	2018	2017
Clients				
Contractors	128	0	2	-
Related parties (explanatory note 12)	17,968	14,185	281	125
Receivables from financial assets - FIDC (a)	2,473	2,352	-	-
	20,569	16,537	283	125

Receivables from financial securities refer to the PETROBRAS System Non-Standardized Credit Rights Investment Fund (FIDCNP), also backed by federal government securities. These financial investments have maturities of more than 3 months and are presented in current assets according to the expected settlement or maturity in the short term. In the years ended December 31, 2018 and 2017, the above funds presented yields of 6.42% and 9.95%, respectively.

The amount regarding the related party is detailed in note 12.

a) Financial assets receivables

They represent funds invested in senior quotas of the Non-Standardized Credit Rights Investment Fund (FIDC-NP). FIDC-NP is primarily intended for the acquisition of performed and/or non-performing credit rights from operations carried out by subsidiaries and controlled investees, exclusive of the Petrobras System. The investment of these funds in the FIDC-NP is handled as fair value through income line "Receivables from financial assets", considering that the fund is backed mainly by acquired credit rights.

The Company's exposure to credit risk associated with customers is disclosed in note 20 (b).

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112

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

7. Investments

7.1. Information about the investee

	Procurement Negócios Eletrônicos S.A.	
	2018	2017
Interest in capital stock	72%	72%
Interest in voting capital Number	49%	49%
of shares held:		
Common	11,919,978	11,919,978
Preferred	23,110,161	23,110,161
Paid-in Capital Stock	34,057	24,326
Shareholders' equity	54,468	48,145
Net profit for the year	8,839	4,696

7.2. Investment change

	Petronect	
	2018	2017
At the beginning of the year	34,625	33,853
Equity equivalent	6,365	3,381
Proposed dividends	(1,796)	(2,609)
At the end of the year	39,194	34,625

7.3. Investment information

The company has an equity interest in Petronect, which was established on October 18, 2002, whose corporate purpose is to provide e-commerce services, including the development of systems and management of electronic portals related to the procurement process of material, services and products. Most of its revenue comes from Petróleo Brasileiro S.A. - Petrobras, parent company and shareholder of the company, and its cost largely acquired with the also shareholders SAP Brasil Ltda. and Accenture do Brasil Ltda. These financial statements must be read in this context.

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113

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

8. Fixed assets

	Consolidated					
	Improvements	Machinery and equipment	Furniture and utensils	Data processing equipment	Equipment for Telecommunication	Total
Balances on January 1, 2017	2,80	851	317	1,030	6	5,011
Acquisitions	100	57		170	8	335
Write-offs	(1,685)	(388)	(171)	(402)	-	(2,646)
Transfers	-	(3)	-	3	-	-
Depreciation	(384	(137)	(38)	(371)	(2)	(932)
Depreciation write-off	473	200	86	387	-	1,146
Balances on December 31, 2017	1,31	580	194	817	12	2,914
Acquisitions	18	92	-	303	13	426
Transfer	-	-	-	120	-	120
Depreciation	(276)	(127)	(30)	(351)	(4)	(788)
Balances on December 31, 2018	1,053	545	164	889	21	2,672

Assets depreciation is calculated using the straight-line method considering their costs and their residual values over their estimated useful lives, as follows:

	Years
Improvements	10
Machinery and equipment	10
Furniture and utensils	10
Data processing equipment	5
Telecommunication equipment	5

We confirm that we are not aware of any internal or external indications as defined in item 12 of CPC 01 (R1), which may raise doubts that the Company's assets may be booked at a value above their recovery value.

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114

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

9. Intangible

	Consolidated		
	Use rights	Development of services and projects	Total
Balances as of January 1, 2017	12,420	4,191	16,611
Acquisitions	12,728	-	12,728
Cost transfers	1	(1)	-
Amortization	(4,089)	(2,597)	(6,686)
Balances on December 31, 2017	21,060	1,593	22,653
Acquisitions	12,060	-	12,060
Write-offs	(559)	-	(559)
Cost transfers	(120)	-	(120)
Amortization	(4,268)	(819)	(5,087)
Depreciation write-offs	24	-	24
Balances on December 31, 2018	28,197	774	28,971

Petronect presents in its intangible assets software and developments that are acquired at Accenture do Brasil Ltda. and SAP Brasil Ltda., referring to licenses, used in the maintenance and creation of customized projects. Such projects comprise customer access systems, defined as the Purchasing Portal, Biodiesel, Supplier Registration Portal and others.

Petronect has been investing, since 2006, in the expansion and improvement of its service delivery structure, through the development of the SRM solution (Supplier Relationship Management), which went into operation on November 20, 2006.

We confirm that we are not aware of any internal or external indications, as defined in item 12 of CPC 01 (R1), which may raise doubts that the Company's assets may be recorded at a value above their recovery value, as well as we don't have any intangible assets with an indefinite useful life or goodwill paid for expected future profitability in a business combination.

Assets amortization is calculated using the straight-line method considering their costs and their residual values over their estimated useful lives, as follows:

	Years
Use rights	5
Development of services and projects	5

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115

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

10. Suppliers

	Consolidated		Parent company	
	2018	2017	2018	2017
Supplier:				
Contractors	10,401	1,203	8	5
Related parties (explanatory note 12)	9,802	12,039	2,591	823
Total	20,203	13,242	2,599	828

11. Financial leasing

Financial lease obligations

The financial lease obligations, which refer to a Master Contract for the acquisition of multiple licenses from SAP by Petronect, are guaranteed through a chattel mortgage of the leased assets.

	Consolidated	
	2018	2017
Gross financial lease obligations - minimum lease payments		
Less than a year	1,751	1,864
More than a year and less than five years	875	2,580
	2,626	4,444
Future financing charges on financial leases	(667)	(1,112)
Present value of financial lease obligations	1,959	3,332

The present value of financial lease obligations is as follows:

	2018	2017
Less than a year	1,306	1,419
More than a year and less than five years	653	1,913
	1,959	3,332

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116

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

12. Related parties

12.1. Business transactions and other operations

				Consolidated				Parent company	
		Petrobras	Transpetro	2018	2017	Petrobras	Petronect	2018	2017
Assets:									
Current									
Trade receivables	(a)	17,969	-	17,969	14,185	-	281	281	125
Dividends receivable		-	-	-	-	-	1,535	1,535	2,608
Non-current									
Other assets		139	-	139	-		-	-	-
		18,108		18,108	14,185	-	1,816	1,816	2,733
Liabilities:									
Current									
Supplier	(b)	9,257	545	9,802	3,062	2,591	-	2,591	823
Dividends payable		1,437	-	1,437	712	1,437	-	1,437	712
Non-current									
Supplier		-	1,906	1,906			-	-	-
		10,694	2,451	13,146	3,774	4,028	-	4,028	1,535
Income - Revenues (expenses):									
Net Revenue from Services Rendered	(a)	118,041		118,041	83,101	-	-	-	-
Costs with professional services - (Hosting)	(c)	(6,886)		(6,886)	(4,510)	-	-	-	-
Management fees and assigned staff	(d)	(2,290)		(2,290)	(2,385)	(36)	-	(36)	(53)
		108,865		108,865	76,206	(36)	-	(36)	(53)

(a) Refers to services rendered to provide solutions and e-commerce readiness for the execution of quotations, price bidding, bidding processes and auctions in electronic media for Petrobras and the System companies.

(b) Refers mainly to the provision for payment of expenses with staff assigned to the company by Petrobras.

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117

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) (c) Refers to costs incurred in providing system hosting services, whose purpose is the coordinated performance of companies, in IT activities in the area of implementation, maintenance and operation of infrastructure, hardware and basic software. (d) Refers mainly to expenses with staff assigned to the company by the parent Petrobras. (e) Refers to contractual retentions signed with customers, referring to the provision of services mentioned in note 9 (a). The receivable is contractually linked to the contractor's proof of settlement of labor obligations. 118 33 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) (c) Refers to costs incurred in providing system hosting services, whose purpose is the coordinated performance of companies, in IT activities in the area of implementation, maintenance and operation of infrastructure, hardware and basic software. (d) Refers mainly to expenses with staff assigned to the company by the parent Petrobras. (e) Refers to contractual retentions signed with customers, referring to the provision of services mentioned in note 9 (a). The receivable is contractually linked to the contractor's proof of settlement of labor obligations. 118 33

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

12.2. Other related parties (Consolidated)

	2018			2017		
	SAP Brasil Ltda.	Accenture do Brasil Ltda.	Total	SAP Brasil Ltda.	Accenture do Brasil Ltda.	Total
Assets						
Acquisition of intangible assets - licensing and deployment of software	1,023	9,923	10,946	125	12,813	12,938
	1,023	9,923	10,946	125	12,813	12,938
Liabilities						
Suppliers	3,585	7,485	11,070	2,146	6,832	8,977
Proposed dividends	315	205	520	582	380	962
	3,900	7,690	11,590	2,728	7,212	9,939
Results						
Cost of professional services/license						
Software	6,755	55,205	61,960	8,078	33,670	41,748
Advisory expenses	1,062	(96)	966	-	2,101	2,101
	7,817	55,109	62,926	8,078	35,771	43,849

Petronect has contracts with shareholders Accenture do Brasil Ltda. and SAP Brasil Ltda. for the execution of services in an electronic platform for portal operation, development of solutions, quotations operation and expediting.

Transactions with these companies were carried out under market conditions.

12.3. Compensation of the company's management

The amounts in the table presented in item 12.1, related to the line Management fees and assigned staff, refer to the reimbursement to Petrobras for the assignment of staff to Petronect, as well as the fees of the supervisory board and hiring of own staff.

13. Taxes

13.1. Tax and contributions recoverable and deferred

13.1.1. Income taxes, social contribution and other taxes recoverable

The balances of tax credits in non-current assets refers to refund requests with the Federal Revenue of Brazil, of taxes levied on the company's profit.

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119

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

The Company routinely reviews and updates the taxes and contributions that affect its business at the Selic rate, aiming to ensure that payments are duly made and that there are no amounts unnecessarily collected. Management started offsetting these credits against tax debts managed by the Federal Revenue Service of Brazil, related to third party withholding taxes. These offsets are made through the PERDCOMP program made available by the Federal Revenue Service on its website and have a ratification period of five years. In addition to the offsetting through PERDCOMP transmission, Petronect also has Refund Requests sent to the Federal Revenue Service of Brazil and which are within the five-year period for ratification.

	Consolidated		Parent company	
	2018	2017	2018	2017
Current assets				
Income taxes	2,841	4,109	3	9
Social contribution	151	662	-	-
PIS/COFINS	-	454	-	-
Others	136	86	0	-
	3,128	5,311	3	9
Non-Current Assets				
Income taxes	5,971	9,977	98	95
Social contribution	1,330	1,340	2	2
Others	1,049	560	-	-
	8,350	11,877	100	97

13.1.2. Deferred income tax and social contribution

They are recorded to reflect future effects assigned to temporary differences between the tax base of assets and liabilities and their respective book value.

Deferred income tax and social contribution are as follows:

	Consolidated	
Assets	2018	2017
Income taxes	4,315	2,443
Social contribution	1,628	888
	5,943	3,331

Management considers that deferred income tax and social contribution arising from temporary differences will be realized in proportion to the final resolution of future events.

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120

Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 13.2. Expense reconciliation The reconciliation between the total expense calculated by applying the combined tax rates and the income tax and social contribution expenses charged to income is shown as follows: Consolidated 2018 2017 13,095 6,740 Profit before taxes (4,453) (2,292) Income tax and social contribution at nominal rates (34%) Adjustments for calculation of effective rate: (118) (136) Permanent exclusions/additions, net Income tax and social contribution (4,571) (2,428) Current income tax and social contribution (7,116) (3,842) Deferred income tax and social contribution 2,545 1,414 (4,571) (2,428) Effective rate of income tax and social contribution 35% 36% 13.3. Taxes and social contributions Consolidated Current Liabilities 2018 2017 Tax on services 715 647 Income tax 226 145 302 Social contribution 82 PIS 76 - COFINS 350 - Contributions to be collected (Law no. 10833/03) 328 347 ISS third parties 53 18 455 INSS 416 2,431 1,729 14. Shareholders' equity 14.1. Share Capital As of December 31, 2018, the subscribed and fully paid-in capital stock is R$ 21,000, remaining unchanged as of December 31, 2017. 121 36 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) 13.2. Expense reconciliation The reconciliation between the total expense calculated by applying the combined tax rates and the income tax and social contribution expenses charged to income is shown as follows: Consolidated 2018 2017 13,095 6,740 Profit before taxes (4,453) (2,292) Income tax and social contribution at nominal rates (34%) Adjustments for calculation of effective rate: (118) (136) Permanent exclusions/additions, net Income tax and social contribution (4,571) (2,428) Current income tax and social contribution (7,116) (3,842) Deferred income tax and social contribution 2,545 1,414 (4,571) (2,428) Effective rate of income tax and social contribution 35% 36% 13.3. Taxes and social contributions Consolidated Current Liabilities 2018 2017 Tax on services 715 647 Income tax 226 145 302 Social contribution 82 PIS 76 - COFINS 350 - Contributions to be collected (Law no. 10833/03) 328 347 ISS third parties 53 18 455 INSS 416 2,431 1,729 14. Shareholders' equity 14.1. Share Capital As of December 31, 2018, the subscribed and fully paid-in capital stock is R$ 21,000, remaining unchanged as of December 31, 2017. 121 36

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

On August 22, 2017, the Company repurchased 10,500 common shares in the amount of R$ 18, previously owned by Downstream Participações S.A. These shares were canceled in the following month, according to the minutes of the Extraordinary Shareholders' Meeting, dated September 25, 2017. This cancellation of shares did not change the capital stock.

	Number of shares	%	Number of shares	%
Petróleo Brasileiro S.A. - Petrobras	20,989,500	100.00	20,989,500	100.00
	20,989,500	100.00	20,989,500	100.00

14.2. Legal reserves

It is booked at the rate of 5% of the net income determined in each fiscal year under the terms of article 193 of Law 6404/76, up to the limit of 20% of the capital stock. In 2018, the company booked the amount of R$ 302 of legal reserves, reaching the amount of R$ 1,627.

14.3. Dividends

The company's bylaws ensure that shareholders receive a mandatory minimum dividend of 25% of adjusted net income for the year, calculated under the terms of article 202 of law 6404/76, and apportioned by the shares into which the capital stock is divided.

According to the Management's decision, the amount of R$ 13,650 hitherto kept in the Profit Retention Reserve was reallocated in 2018 to the Special Reserve as there is no expectation of sufficient cash inflows to pay dividends pursuant to article 202, paragraphs 4 and 5 of Law 6404/76.

At the General Shareholders' Meeting (AGM), held on December 28, 2018, the allocation of the company's 2017 fiscal year income was changed, with the transfer of R$ 497 from the additional dividends account to the Special Reserve account being approved by the shareholders, as well as the additional payment of dividends of R$ 1,688.

As of December 31, 2018, Management's proposal for allocation of profit will be, after booking the legal reserve, the allocation of the mandatory minimum dividends of 25% in the amount of R$ 1,437. The remaining balance of R$ 4,311 was allocated to a special reserve, to be submitted to the Supervisory Board for review and to the shareholder and the General Shareholders' Meeting for approval, to be held in April 2019.

The proposal to be submitted for approval is shown below:

	2018	2017
Net Income	6,050	2,997
(-) Legal reserves	(302)	(150)
Adjusted net profit	5,748	2,847
Minimum mandatory dividends	(1,437)	(712)
Allocation to special reserve	4,311	2,135

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122

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

15. Revenue from services (consolidated)

	Consolidated	
	2018	2017
Gross revenues from services:		
Domestic market	138,839	94,705
Foreign market	1,582	2,076
	140,421	96,781
Service charges:		
ISS	(6,942)	(4,793)
PIS	(2,290)	(1,563)
COFINS	(10,547)	(7,197)
	(19,779)	(13,553)
Net Revenue from Services Rendered	120,642	83,228

16. Costs of services provided (consolidated)

2017	OPERATIONS	PROJECTS	QUOTATIONS	FINANCE	REGISTRATION	COFIP	TOTAL
Cost of operating services	8,400	-	9,961	1,783	1,949	1,249	23,342
Cost of services without order	-	17,340	-	-	-	-	17,340
SRM Amortization	4,574	783	-	361	181	120	6,019
Software maintenance	6,139	970	-	565	323	81	8,078
Hosting	2,752	541	-	496	541	180	4,510
Staff assigned	276	-	544	49	63	57	989
Cost of services provided	22,141	19,634	10,505	3,254	3,057	1,687	60,278

2018	OPERATIONS	PROJECTS	QUOTATIONS	FINANCE	REGISTRATION	COFIP	TOTAL
Cost of operations personnel	409	431	383	31	56	22	1,332
Cost of operating services	11,605	-	20,611	1,111	2,422	1,055	36,804
Cost of services without order	-	30,129	-	-	-	-	30,129
SRM Amortization	4,137	127	(0)	49	24	16	4,353
Software maintenance	6,266	193	10	(1)	(1)	-	6,467
Hosting	3,812	739	35	408	594	235	5,823
Staff assigned	46	599	662	11	15	13	1,346
Cost of services provided	26,275	32,218	21,701	1,609	3,110	1,341	86,254

Petronect applies costs directly related to Operations in its service provision, which refer to the Progress, Registration, Purchasing, Procurement, COFIP portals and other service lines such as Expediting and Quotations. Custom services and software maintenance and development are also applied as costs. These costs refer to the service provision agreements with the partners Accenture and SAP, which are allocated to projects, and linked to the provision of services. Operating costs (Progress, Registration, Purchasing and Procurement) are subject to PIS and COFINS tax credits.

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123

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise)

17. Administration costs

The following are the expenses incurred by the company distributed according to their class:

	Consolidated		Parent company	
	2018	2017	2018	2017
Staff, executive board and board of directors	(5,786)	(2,385)	(25)	(53)
Facilities (Rental and maintenance)	(2,930)	(2,086)	-	-
Depreciation	(1,052)	(985)	-	-
Third party services	(8,463)	(8,851)	(76)	(30)
Other	(779)	(1,565)	(181)	(193)
	(19,010)	(15,872)	(282)	(276)

18. Net financial income

The financial income of the company is comprised of financial revenues from yields from investment fund quotas and also from its receivables in financial securities, financial expenses originating essentially from financial charges on commercial leases, in addition to the net profit of foreign exchange variations related to service contracts with Petrobras System companies abroad.

19. Lawsuits and contingencies

The Company has no lawsuits whose classification of loss is considered likely and, therefore, no provision for loss in lawsuits has been booked. In addition, the Company has only two tax and labor claims, both as subsidiary debtors, involving loss risks classified by management as potential, based on the assessment of its legal advisors, for which there is no booked provision, according to the details and estimate as follows:

Nature	Author	Process no.	Value 2018	Value 2017	Status
Taxes	Federal Government	12448910197201000	157	153	Awaiting decision on statement of non-compliance before the Federal Revenue Judgment Office (Ribeirão Preto/SP)

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124

Petrobras Negócios Eletrônicos S.A.
(Subsidiary of Petróleo Brasileiro S.A. – Petrobras)
Explanatory notes
Years ended December 31, 2017 and 2016 (In thousands of reais, unless indicated otherwise)

20. Risk management

The company has operations with financial instruments. These instruments are managed through operating strategies and internal controls to ensure their liquidity and profitability. The control policy comprises ongoing monitoring of the contracted conditions versus prevailing market conditions.

As of December 31, 2018 and 2017, the company did not have any derivative financial instruments to mitigate the risks associated with its financial instruments and during the year it also did not make speculative investments or any other risk assets. Income is consistent with the policies and strategies defined by the Company's management.

Controls for identification of any derivatives embedded in the company's operations are at the corporate level and applied by its parent Petrobras. Such controls are mainly related to the identification of potential embedded derivatives and guidance related to the accounting treatment to be given by companies in the Petrobras system. During the years ended December 31, 2018 and 2017, no embedded derivatives were identified in the company's operations.

All transactions with financial instruments are recognized in the Company's financial statements and are shown below:

		Consolidated		Parent company	
Financial instruments by category	**Note**	**2018**	**2017**	**2018**	**2017**
Assets					
Cash and cash equivalents	5	14,426	5,969	2,333	66
Trade receivables	6	17,972	14,185	283	125
FIDC	6	2,473	2,352	-	-
		34,871	22,506	2,616	191
Liabilities					
Suppliers	10	20,203	13,242	2,599	828
Lease	11	3,332	3,332	-	-
		23,535	16,574	2,599	828

Balances of cash and cash equivalents, trade receivable and suppliers are measured at amortized cost. Fair values of the company's financial instruments are equivalent to their book values.

The company's operations are subject to the following risk factors:

a) Credit risk

The company is exposed to the credit risk of financial institutions arising from its cash management, which is based on the corporate guidelines of its parent company Petrobras. Such risk comprises the possibility of not withdrawing or redeeming the amounts deposited, invested or guaranteed by financial institutions or not receiving from customers. The maximum exposure to credit risk is represented by the cash, cash equivalents and trade receivable balances, as of December 31, 2016 and 2015, respectively.

Management considers that credit risks associated with the balances of cash and cash equivalents, and trade receivable are reduced, due to the fact that its operations are carried out based on the analysis and corporate guidelines of its parent Petrobras and with Brazilian financial institutions with recognized liquidity.

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Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) b) Interest rate risk It arises from the possibility of the company incurring gains or losses arising from fluctuations in interest rates on its financial assets and liabilities. Management considers that the risks of financial investments of its cash and cash equivalents are reduced, since its operations are carried out based on the analysis and corporate guidelines of its indirect parent Petrobras and with banks of recognized liquidity. c) Liquidity risk The company uses its resources mainly with capital expenditures and dividend payments. Historically, conditions have been met with internally generated funds, short- and long-term debt and sale transactions. These sources of funds, added to the company's financial position, tend to continue to allow the fulfillment of the capital requirements established at a corporate level. Balances of cash and cash equivalents, trade receivable, accounts payable are measured at amortized cost. Fair values of the company's financial instruments are equivalent to their book values. d) Measurement of financial instruments Balances of cash and cash equivalents, trade receivable, leases and suppliers are measured at amortized cost. Fair values of the company's financial instruments are equivalent to their book values. 126 41 Petrobras Negócios Eletrônicos S.A. (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Explanatory notes Years ended December 31, 2018 and 2017 (In thousands of reais, unless indicated otherwise) b) Interest rate risk It arises from the possibility of the company incurring gains or losses arising from fluctuations in interest rates on its financial assets and liabilities. Management considers that the risks of financial investments of its cash and cash equivalents are reduced, since its operations are carried out based on the analysis and corporate guidelines of its indirect parent Petrobras and with banks of recognized liquidity. c) Liquidity risk The company uses its resources mainly with capital expenditures and dividend payments. Historically, conditions have been met with internally generated funds, short- and long-term debt and sale transactions. These sources of funds, added to the company's financial position, tend to continue to allow the fulfillment of the capital requirements established at a corporate level. Balances of cash and cash equivalents, trade receivable, accounts payable are measured at amortized cost. Fair values of the company's financial instruments are equivalent to their book values. d) Measurement of financial instruments Balances of cash and cash equivalents, trade receivable, leases and suppliers are measured at amortized cost. Fair values of the company's financial instruments are equivalent to their book values. 126 41

Petrobras Negócios Eletrônicos S.A (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Executive Board Cesar Cunha de Souza CEO Luis Antônio Pereira de Araújo Alvaro Brazil Protasio Executive Officer Executive Officer Accountant in Charge Marcio de Castro Barboza Accountant CRC RJ-095491/O-4 * * * 127 42 Petrobras Negócios Eletrônicos S.A (Subsidiary of Petróleo Brasileiro S.A. – Petrobras) Executive Board Cesar Cunha de Souza CEO Luis Antônio Pereira de Araújo Alvaro Brazil Protasio Executive Officer Executive Officer Accountant in Charge Marcio de Castro Barboza Accountant CRC RJ-095491/O-4 * * * 127 42

To EXTRAORDINARY SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM II PROPOSAL FOR AMENDMENT AND CONSOLIDATION OF PETROBRAS' BYLAWS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company) hereby reports the following information regarding the proposed amendment to the Company's Bylaws: (i) The amendment of art. 18, paragraph 5 as a result of the Company's decision to withdraw from the State-Owned Companies’ Governance Highlight Program; (ii) The amendment of art. 18, paragraph 7 to remove the mandatory selection of board members by headhunter in order to reach the minimum percentage of independent members appointed by the Union, with Petrobras being in charge of preparing the list, maintaining the requirements to characterize their independence; (iii) The amendment of art. 21, §2, X as a result of Petrobras' decision to resign from the State Companies Governance Highlight Program; (iv) The amendment of 22, §3 to allow members of the Board of Directors and of the Executive Board the possibility of choosing to fill in the form specific or authorization to access the Goods and Income data of your declarations annual income tax and related rectifications, for his/her term of office; (v) The amendment of art. 23, with the creation of Paragraph 1 to adapt the wording to the provisions of the Nomination Policy of members of the Senior Management and the Fiscal Council (Items 4.1.3 and 4.7.3) and to allow resolutions made by managers appointed by the Company in other companies; (vi) Amendment of arts. 30, II and 34, V to change the authority to appoint and discharge Executive Managers and General Managers of the Board of Directors to the Executive Board, the Board of Directors only keeping the appointment and discharge of officers of the general structure directly linked to the referred body, namely: Internal Audit, Ombudsman General and General Secretariat. 128To EXTRAORDINARY SHAREHOLDERS’ MEETING PRESENTATION TO SHAREHOLDERS ITEM II PROPOSAL FOR AMENDMENT AND CONSOLIDATION OF PETROBRAS' BYLAWS Dear Shareholders, The Board of Directors of Petróleo Brasileiro S.A. - Petrobras (Company) hereby reports the following information regarding the proposed amendment to the Company's Bylaws: (i) The amendment of art. 18, paragraph 5 as a result of the Company's decision to withdraw from the State-Owned Companies’ Governance Highlight Program; (ii) The amendment of art. 18, paragraph 7 to remove the mandatory selection of board members by headhunter in order to reach the minimum percentage of independent members appointed by the Union, with Petrobras being in charge of preparing the list, maintaining the requirements to characterize their independence; (iii) The amendment of art. 21, §2, X as a result of Petrobras' decision to resign from the State Companies Governance Highlight Program; (iv) The amendment of 22, §3 to allow members of the Board of Directors and of the Executive Board the possibility of choosing to fill in the form specific or authorization to access the Goods and Income data of your declarations annual income tax and related rectifications, for his/her term of office; (v) The amendment of art. 23, with the creation of Paragraph 1 to adapt the wording to the provisions of the Nomination Policy of members of the Senior Management and the Fiscal Council (Items 4.1.3 and 4.7.3) and to allow resolutions made by managers appointed by the Company in other companies; (vi) Amendment of arts. 30, II and 34, V to change the authority to appoint and discharge Executive Managers and General Managers of the Board of Directors to the Executive Board, the Board of Directors only keeping the appointment and discharge of officers of the general structure directly linked to the referred body, namely: Internal Audit, Ombudsman General and General Secretariat. 128

(vii) Removal of art. 60, given that the law that served as grounds for the provision (items 1.11 and 1.11.1 of Decree 2745/98) has been revoked and there is no similar provision in Law 13303/16. (viii) Cross-reference adjustments and renumbering in arts. 63, 64 and 65. Since the amendment to the Bylaws - and, consequently, its consolidation - is an issue under the scope of the Shareholders 'General Meeting, the proposal for consideration by the Shareholders' Meeting is therefore submitted, as per copy of the attached Bylaws. Attached: copy of the Bylaws including, as highlights, the proposed amendments, a comparative chart with the proposed amendments to the Bylaws and their justifications, and the consolidated Bylaws. Rio de Janeiro, January 29, 2020. CEO Roberto Castello Branco 129(vii) Removal of art. 60, given that the law that served as grounds for the provision (items 1.11 and 1.11.1 of Decree 2745/98) has been revoked and there is no similar provision in Law 13303/16. (viii) Cross-reference adjustments and renumbering in arts. 63, 64 and 65. Since the amendment to the Bylaws - and, consequently, its consolidation - is an issue under the scope of the Shareholders 'General Meeting, the proposal for consideration by the Shareholders' Meeting is therefore submitted, as per copy of the attached Bylaws. Attached: copy of the Bylaws including, as highlights, the proposed amendments, a comparative chart with the proposed amendments to the Bylaws and their justifications, and the consolidated Bylaws. Rio de Janeiro, January 29, 2020. CEO Roberto Castello Branco 129

ANNEX I Board comparing the current bylaws with the proposed changes 130 ANNEX I Board comparing the current bylaws with the proposed changes 130

PETROBRAS

Comparative Chart		
Previous version	**Proposed version**	**Rationale**
Art. 18 – (...) **§5º-** The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules	**Art. 18 – (...)** **§5º-**The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016~~, of the Rules of Procedure of the B3's State Companies Governance Highlight Program~~ and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules.	Exclusion as a result of Petrobras' decision to resign from the State Companies Governance Highlight Program.
Art.18- (...) **§7º-** The members of the Board of Directors to be nominated by the Federal Government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the	**Art.18- (...)** **§7º** The members of the Board of Directors to be nominated by the Federal Government to meet the minimum number of independents set forth in §5 of this article will be selected in a ~~triple~~ list drawn up by Petrobras' Board of Directors.~~by a specialized company with proven experience, not being allowed to interfere in the indication of this~~	Exclusion of the obligation to select Board Members by headhunter in order to reach the minimum percentage of independents in the Board of Directors, with Petrobras being in charge of preparing the list.

131

PETROBRAS

sole responsibility of the specialized company.	~~list, which will be the sole responsibility of the specialized company.~~	
Art. 21-(...) **§2-** The appointment to administration position is forbidden for: (...) **X** - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IX; and(...)	**Art. 21-(...)** **§2-** The appointment to administration position is forbidden for: (...) **X** - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IV~~IX~~; and(...)	Adjustment as a result of Petrobras' decision to resign from the State Companies Governance Highlight Program.
Art. 22-The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively (...) **§3-** Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Office shall submit a statement of assets, which will be filed with the Company.	**Art. 22-** The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively **(...)** **§3-** Prior to inauguration, ~~and upon departure of office,~~ the members of the Board of Directors and the Executive Board shall submit a statement of assets, which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual	Alignment with the Normative Instruction - TCU Nº 67, of 07/06/2011, which allows the authorization of access to the Goods and Income data with an alternative to the presentation of the declaration.

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Income Tax Return and respective rectifications, for his/her term of office. Art. 23- The members of the Board of Art. 23- The members of the Board of Directors Adequacy of the wording to the Directors and of the Executive Office shall be and of the Executive Office shall be accountable, provisions of the Policy for accountable, pursuant to article 158, of the pursuant to article 158, of the Corporate Law Nominations of Senior Management Corporate Law severally and jointly, for such severally and jointly, for such acts they perform and Audit Committee Members (Item acts they perform and for such losses and for such losses resulting therefrom for the 4.7.3) and to allow the resolution of resulting therefrom for the Company, and Company, and they shall not be allowed to managers nominated by the Company they shall not be allowed to participate in participate in such decisions on operations in other companies. such decisions on operations involving other involving other companies in which they hold any companies in which they hold any interest, or interest, or have held administration positions in have held administration positions in a a period immediately prior to the investiture in period immediately prior to the investiture the Company in the Company. (...) §1 - The prohibition to participate in deliberations shall not apply: I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or; II - in the case of managers who act in the management of other companies by indication of the Company. (...) 133 Income Tax Return and respective rectifications, for his/her term of office. Art. 23- The members of the Board of Art. 23- The members of the Board of Directors Adequacy of the wording to the Directors and of the Executive Office shall be and of the Executive Office shall be accountable, provisions of the Policy for accountable, pursuant to article 158, of the pursuant to article 158, of the Corporate Law Nominations of Senior Management Corporate Law severally and jointly, for such severally and jointly, for such acts they perform and Audit Committee Members (Item acts they perform and for such losses and for such losses resulting therefrom for the 4.7.3) and to allow the resolution of resulting therefrom for the Company, and Company, and they shall not be allowed to managers nominated by the Company they shall not be allowed to participate in participate in such decisions on operations in other companies. such decisions on operations involving other involving other companies in which they hold any companies in which they hold any interest, or interest, or have held administration positions in have held administration positions in a a period immediately prior to the investiture in period immediately prior to the investiture the Company in the Company. (...) §1 - The prohibition to participate in deliberations shall not apply: I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly-held corporations that do not have the potential to generate a conflict of interest with Petrobras, or; II - in the case of managers who act in the management of other companies by indication of the Company. (...) 133

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Art. 30- The Board of Directors shall further decide on the following matters: (...) II- nomination and dismissal of the holders of the general structure of the Company, as proposed by the Executive Office, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; (...)	**Art. 30-** The Board of Directors shall further decide on the following matters: (...) II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors ~~, as proposed by the Executive Board~~, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself	Change of the power to appoint and remove Executive Managers and General Managers from the Board of Directors to the Executive Board. The Board of Directors remains competent to appoint and remove members of the general structure directly linked to the Board as Internal Audit, General Ombudsman and General Secretariat.
Art. 34- The Executive Board shall be responsible for (...)	**Art. 34-** The Executive Board shall be responsible for (...) **V -** appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organizational Plan, based on the criteria established by the Board of Directors.	Change of the power to appoint and remove Executive Managers and General Managers from the Board of Directors to the Executive Board.
Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.	~~**Art. 60-** To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.~~	Exclusion to adapt to the fact that the current wording refers to repealed legislation (items 1.11 and 1.11.1 of Decree 2.745/98), not replicated by Law 13.303/16

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Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies.	~~Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodiesTo compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services.~~ ~~Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies.~~	
Art. 63- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization	**Art. 62~~63~~-** In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities	Reference Cross Adjustment

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does not has its securities admitted to admitted to trading on Level 2 within a period of trading on Level 2 within a period of 120 (one 120 (one hundred and twenty) days from the hundred and twenty) days from the date of date of the general meeting that approved said the general meeting that approved said transaction, the controlling shareholder shall transaction, the controlling shareholder make a public offer for the acquisition of the shall make a public offer for the acquisition shares belonging to the other shareholders of of the shares belonging to the other the Company, at least, by the respective shareholders of the Company, at least, by economic value, to be determined in an appraisal the respective economic value, to be report prepared pursuant to art. 40, item XXI of determined in an appraisal report prepared these Bylaws, respecting the applicable legal and pursuant to art. 40, item XI of these Bylaws, regulatory rules. respecting the applicable legal and regulatory rules Art. 64- In the event that there is no Art. 6364- In the event that there is no Reference cross adjustment due to controlling shareholder, in case the controlling shareholder, in case the Company's exclusion of Art. 60. Company's egress from Level 2 of Corporate egress from Level 2 of Corporate Governance is Governance is deliberated so that the deliberated so that the securities issued by it will securities issued by it will be admitted to be admitted to trading outside Level 2 of trading outside Level 2 of Corporate Corporate Governance, or by virtue of a Governance, or by virtue of a reorganization reorganization operation in which the company operation in which the company resulting resulting from such reorganization does not from such reorganization does not have its have its securities admitted to trading on Level 2 securities admitted to trading on Level 2 of of Corporate Governance or New Market within a Corporate Governance or New Market within period of 120 (one hundred and twenty) days as 136 does not has its securities admitted to admitted to trading on Level 2 within a period of trading on Level 2 within a period of 120 (one 120 (one hundred and twenty) days from the hundred and twenty) days from the date of date of the general meeting that approved said the general meeting that approved said transaction, the controlling shareholder shall transaction, the controlling shareholder make a public offer for the acquisition of the shall make a public offer for the acquisition shares belonging to the other shareholders of of the shares belonging to the other the Company, at least, by the respective shareholders of the Company, at least, by economic value, to be determined in an appraisal the respective economic value, to be report prepared pursuant to art. 40, item XXI of determined in an appraisal report prepared these Bylaws, respecting the applicable legal and pursuant to art. 40, item XI of these Bylaws, regulatory rules. respecting the applicable legal and regulatory rules Art. 64- In the event that there is no Art. 6364- In the event that there is no Reference cross adjustment due to controlling shareholder, in case the controlling shareholder, in case the Company's exclusion of Art. 60. Company's egress from Level 2 of Corporate egress from Level 2 of Corporate Governance is Governance is deliberated so that the deliberated so that the securities issued by it will securities issued by it will be admitted to be admitted to trading outside Level 2 of trading outside Level 2 of Corporate Corporate Governance, or by virtue of a Governance, or by virtue of a reorganization reorganization operation in which the company operation in which the company resulting resulting from such reorganization does not from such reorganization does not have its have its securities admitted to trading on Level 2 securities admitted to trading on Level 2 of of Corporate Governance or New Market within a Corporate Governance or New Market within period of 120 (one hundred and twenty) days as 136 a period of 120 (one hundred and twenty) of the date of the general meeting that approved days as of the date of the general meeting said transaction, the egress will be conditional on that approved said transaction, the egress the realization of a public offering for the will be conditional on the realization of a acquisition of shares under the same conditions public offering for the acquisition of shares set forth in art. 6263 of these Articles of under the same conditions set forth in art. Incorporation. 63 of these Articles of Incorporation. Art. 65- The egress of Petrobras from Level Art. 6465- The egress of Petrobras from Level 2 Reference Cross Adjustment 2 of Corporate Governance due to of Corporate Governance due to noncompliance noncompliance with the obligations with the obligations contained in the Level 2 contained in the Level 2 Regulation is Regulation is conditioned to the effectiveness of conditioned to the effectiveness of a public a public offering for the acquisition of shares, at offering for the acquisition of shares, at least by the Economic Value of the shares, to be least by the Economic Value of the shares, to determined in an appraisal report dealt with in be determined in an appraisal report dealt art. 40, item XXI of these Bylaws, respecting the with in art. 40, item XI of these Bylaws, applicable legal and regulatory rules respecting the applicable legal and regulatory rules. 137a period of 120 (one hundred and twenty) of the date of the general meeting that approved days as of the date of the general meeting said transaction, the egress will be conditional on that approved said transaction, the egress the realization of a public offering for the will be conditional on the realization of a acquisition of shares under the same conditions public offering for the acquisition of shares set forth in art. 6263 of these Articles of under the same conditions set forth in art. Incorporation. 63 of these Articles of Incorporation. Art. 65- The egress of Petrobras from Level Art. 6465- The egress of Petrobras from Level 2 Reference Cross Adjustment 2 of Corporate Governance due to of Corporate Governance due to noncompliance noncompliance with the obligations with the obligations contained in the Level 2 contained in the Level 2 Regulation is Regulation is conditioned to the effectiveness of conditioned to the effectiveness of a public a public offering for the acquisition of shares, at offering for the acquisition of shares, at least by the Economic Value of the shares, to be least by the Economic Value of the shares, to determined in an appraisal report dealt with in be determined in an appraisal report dealt art. 40, item XXI of these Bylaws, respecting the with in art. 40, item XI of these Bylaws, applicable legal and regulatory rules respecting the applicable legal and regulatory rules. 137

ANNEX II Petrobras bylaws with proposed changes 138 ANNEX II Petrobras bylaws with proposed changes 138

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 139BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 139 responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 140 responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 140

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. 141 §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. 141

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. 142 Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. 142

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the 143 Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016, of the Rules of Procedure of the B3's State Companies Governance Highlight Program and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the 143 member designated as the Company's Chairman and the member elected by the employees. §7 – The members of the Board of Directors to be nominated by the Federal Government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by Petrobras' Board of Directors.by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §8 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. 144member designated as the Company's Chairman and the member elected by the employees. §7 – The members of the Board of Directors to be nominated by the Federal Government to meet the minimum number of independents set forth in §5 of this article will be selected in a triple list drawn up by Petrobras' Board of Directors.by a specialized company with proven experience, not being allowed to interfere in the indication of this list, which will be the sole responsibility of the specialized company. §8 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. 144

§1 - The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; 145 §1 - The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; 145

III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IVIX; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively. 146 III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IVIX; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively. 146

§1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office. Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company. §1 - The prohibition to participate in deliberations shall not apply: I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly- held corporations that do not have the potential to generate a conflict of interest with Petrobras, or; II - in the case of managers who act in the management of other companies by indication of the Company. §21- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §32- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 43 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other 147 §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, and upon departure of office, the members of the Board of Directors and the Executive Board shall submit a statement of assets, which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office. Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company. §1 - The prohibition to participate in deliberations shall not apply: I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly- held corporations that do not have the potential to generate a conflict of interest with Petrobras, or; II - in the case of managers who act in the management of other companies by indication of the Company. §21- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §32- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 43 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other 147 employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 54 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 65 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 76 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call 148 employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 54 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 65 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 76 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call 148 a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. 149 a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. 149

§1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Board, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Board, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boardrs, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: 150 §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. §2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Board, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Board, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by consultation formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boardrs, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: 150

I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members; X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; 151 I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members; X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; 151

XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors , as proposed by the Executive Board, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; 152 XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of financial and accounting information and those related to the occurrence of corruption and fraud; XV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors , as proposed by the Executive Board, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; 152

VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. 153VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. 153

IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. 154 IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. 154

Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Board Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Board shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. 155 Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Board Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Board shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. 155

e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia; V - appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organizational Plan, based on the criteria established by the Board of Directors. Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the Chairman or his/her substitute, and, 156e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia; V - appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organizational Plan, based on the criteria established by the Board of Directors. Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the Chairman or his/her substitute, and, 156 extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Board meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; 157 extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment. §2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Board meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; 157

IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; 158 IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; 158

VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority 159 VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority 159 common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the 160common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury. §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the 160

General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. 161 General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. 161

Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the 162Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the 162 general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 6061- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. 163 general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- To compose its proposals to participate in bids prior to the concessions dealt with in Act 9,478 of August 6th, 1997, Petrobras may sign pre-contracts, by issuing letters of invitation, assuring prices and commitments for the supply of goods and services. Sole paragraph. The pre-contracts shall contain a resolution clause in its own right, to be exercised without penalty or indemnity of any kind in the event another bidder is declared the winner, and shall be later submitted to the appreciation of external control and monitoring bodies. Art. 6061- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. 163

The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 6162 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 6263- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XXI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 6364- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one 164The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 6162 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder. Art. 6263- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item XXI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely “Novo Mercado” (“New Market ), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders’ meeting that approved said transaction. §2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale. §3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration. Art. 6364- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one 164 hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 6263 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 6465- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XXI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 165hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 6263 of these Articles of Incorporation. §1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer. §2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 6465- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item XXI of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 165

ANNEX III Petrobras’s Bylaws after changes 166 ANNEX III Petrobras’s Bylaws after changes 166

BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 167BYLAWS OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS Chapter I – Nature, Headquarters and Purpose of the Company Art. 1º – Petróleo Brasileiro S.A. – Petrobras, hereinafter referred to as “Petrobras” or “Company”, is a mixed capital company, under control of the Federal Government, for an indefinite term, which shall be governed by the rules of private law - in general - and specifically, by the Corporation Law (Law 6,404 of December 15, 1976), by Law Nº 13.303, of June 30, 2016, by Decree Nº 8.945, of December 27, 2016, and by this Bylaws. §1 – Federal Government control shall be exercised through the ownership and possession of at least 50% (fifty per cent) plus 1 (one) share, of the voting capital of the Company. §2 – Upon the adherence of Petrobras to B3's Level 2 Corporate Governance special listing segment, the Company, its shareholders, officers and Board of Auditors members became subject to the provisions of Corporate Governance Level 2 Listing Regulation of Brasil Bolsa Balcão - B3 (Level 2 Regulation). §3 – The provisions of Level 2 Regulation shall prevail over the statutory provisions in such event of loss of rights affecting the beneficiaries of such public offerings included in this Bylaws, except for the provisions of articles 30, §§4 and 5, 40, §§3 and 4, and 58, sole paragraph of this Bylaws. Art. 2 – Petrobras is based in and subject to the jurisdiction of the city of Rio de Janeiro, State of Rio de Janeiro, whereas it may establish subsidiaries, agencies, branches and offices both in Brazil and abroad. Art. 3 – The purpose of the Company is the research, extraction, refining, processing, trading, and transport of oil from wells, shale or other rocks, its products, natural gas, and other hydrocarbon fluids, in addition to energy-related activities, whereas it may promote the research, development, production, transport, distribution, and trading of all forms of energy and any other related activities or the like. § 1- The economic activities linked to its business purpose shall be developed by the Company as free competition with other companies according to market conditions, in compliance with the other principles and guidelines of Law no. 9,478, of August 6, 1997 and Law no. 10,438, of April 26, 2002. § 2- Petrobras, either directly or through its whole-owned subsidiaries and controlled companies, whether or not associated to a third party, may exercise any of the activities under its business purpose in the Country or outside the national territory. §3- Petrobras may have its activities, provided in compliance with its corporate purpose, guided by the Federal Government to contribute to the public interest that justified its creation, aiming at meeting the objective of the national energy policy as set forth in article 1, section V, of Law Nº 9,478 of August 6, 1997. §4- In exercising the attribution referred to in paragraph 3 above, the Federal Government may only guide the Company to assume obligations or 167 responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 168 responsibilities, including the implementation of investment projects and the assumption of specific operating costs/results, such as those relating to the sale of fuels, as well as any other related activities, under conditions different from those of any other private sector company operating in the same market, when: I – stipulated by a law or regulation, as well as provided for under a contract, covenant, or adjustment agreed upon with a public entity that is competent to establish such obligation, abiding by the broad publicity of such instruments; and II – the cost and revenues thereof have been broken down and disseminated in a transparent manner, including in the accounting plan. §5 In the event of paragraphs 3 and 4 above, the Investment and the Minority Committees, in their advisory duties to the Board of Directors, will assess and measure, based on the technical-economic evaluation criteria for investment projects, and for specific operating costs/income used by the Company's management, if the obligations and liabilities to be undertaken, are different from those of any other privately-held company operating in the same market.. §6- When directed by the Federal Government to contribute to the public interest, the Company shall only assume such obligations or responsibilities: I – that abide by such market conditions stipulated in §5 above; or II – that comply with the provisions of sections I and II of paragraph 4 above, abiding by such criteria set forth in §5 above, and in this case, the Federal Government shall previously compensate the Company for the difference between such market conditions defined in §5 above and the operating result or economic return of the assumed obligation. §7- The exercise of such attribution referred to in paragraph 3 above shall be the subject of the annual chart subscribed by the members of the Board of Directors, as referred to in article 13, section I, of Decree nº 8.945, of December 27, 2016. Chapter II – Capital, Shares and Shareholders Art. 4 - Share Capital is R$ 205,431,960,490.52 (two hundred five billion, four hundred thirty-one million, nine hundred sixty thousand, four hundred ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred ninety-six thousand, nine hundred thirty) shares without nominal value, 7,442,454,142 (seven billion, four hundred forty-two million, four hundred fifty-four thousand, one hundred forty-two) of which are common shares and 5,602,042,788 (five billion, six hundred two million, forty-two thousand, seven hundred eighty-eight) of which are preferred shares. §1- Capital increases through the issuance of shares shall be submitted in advance to the decision of the General Meeting. §2- The Company, by resolution of the Board of Directors, may acquire its own shares to be held as treasury stock, for cancellation or subsequent sale, up to the amount of the balance of profit and reserves available, except for the legal balance, without reduction of capital stock, pursuant to the legislation in force. 168

§3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. 169 §3- Capital stock may be increased with the issuance of preferred shares, without maintaining the ratio to common shares, in compliance with the legal limit of two- thirds of the capital stock and the preemptive right of all shareholders. §4- The controlling shareholder shall implement such measures designed to keep outstanding a minimum of 25% (twenty five percent) of the shares issued by the Company. Art. 5 - Company shares shall be common shares, with the right to vote, and preferred shares, the latter always without the right to vote. §1 - Preferred shares shall be non-convertible into common shares and vice versa. §2 - Preferred shares shall have priority in the event of repayment of capital and the receipt of dividends, of at least 5% (five per cent) as calculated on the part of the capital represented by this kind of shares, or 3% (three percent) of the net equity value of the share, whichever the greater, participating on equal terms with common shares in capital increases arising from the capitalization of reserves and profits. §3 - Preferred shares shall non-cumulatively participate in equal conditions with common shares in the distribution of dividends, when in excess to the minimum percentage they are afforded under the preceding paragraph. §4 - Preferred shares shall be entitled to be included in a public offering for the sale of equity shares as a result of the sale of Company control at the same price and under the same conditions offered to the selling controlling shareholder. Art. 6 - The payment of shares shall conform to the standards established by the General Assembly. In the event of late payment of the shareholder, and irrespective of challenges, the Company may promote the execution or determine the sale of shares, on account and risk of said shareholder. Art. 7 - All Company shares shall be book-entry shares, and shall be maintained in the name of their holders, in a deposit account at a financial institution authorized by the Securities and Exchange Commission of Brazil - CVM, without issue of certificate. Art. 8 - Shareholders shall be entitled at each financial year to dividends and/or interest on own capital, which may not be lower than 25% (twenty-five per cent) of adjusted net income, pursuant to the Brazilian Corporate Act, prorated by the shares to which the capital of the Company is to be divided. Art. 9 - Unless the General Meeting decides otherwise, the Company shall make the payment of dividends and interest on own capital due to the shareholders within 60 (sixty) days from the date on which they are declared, and in any event within the corresponding accounting period, observing the relevant legal standards. Sole paragraph. The Company may, by resolution of its Board of Directors, advance values to its shareholders as dividends or interest on own capital, whereas such advances shall be adjusted at the SELIC rate from the date of actual payment to the end of the respective fiscal period, pursuant to art. 204 of the Corporate Law. 169

Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. 170 Art. 10- Dividends not claimed by shareholders within 3 (three) years from the date on which they have been made available to shareholders shall expire in favor of the Company. Art. 11- The values of dividends and interest as payment on own capital due to the National Treasury and other shareholders shall be subject to financial charges equivalent to the SELIC rate from the end of the fiscal period until the actual day of payment, notwithstanding the applicability of default interest when such payment does not occur on the date fixed by the General Assembly. Art. 12- In addition to the Federal Government, as controlling shareholder of the Company, shareholders may be individuals or legal entities, both Brazilian or foreign, whether or not resident in the country. Art. 13- Shareholders may be represented at General Meetings in the manner provided for in art. 126 of the Corporate Law, showing, in the act, or depositing, in advance, the receipt issued by the depositary financial institution, along with the document of identification or power of attorney with special powers. §1- The representation of the Federal Government at General Meetings of the Company shall occur in accordance with the specific federal legislation. §2- At the General Shareholders Meeting which decides on the election of Board of Directors members, the right to vote of preferred shareholders is subject to the satisfaction of the condition defined in § 6 of the art. 141 of the Corporate Law, of proven uninterrupted ownership of equity during the period of 3 (three) months, at least, immediately prior to the staging of the Meeting. Chapter III – Wholly-Owned Subsidiaries, Controlled Companies, and Affiliates Art. 14- For the strict fulfillment of activities linked to its purpose, Petrobras may, pursuant to the authorization conferred by Law no. 9,478, of August 6, 1997, constitute, and, pursuant to the legislation in force, extinguish wholly-owned subsidiaries, companies whose business purpose is to participate in other companies, pursuant to art. 8, § 2 of Decree no. 8,945, of December 27, 2016, as well as join other companies, either as majority or minority shareholder. Art. 15- In observance of the provisions of Law no. 9,478, of August 6, 1997, Petrobras and its wholly-owned subsidiaries, controlled companies, and affiliates may acquire shares or quotas in other companies, participate in special-purpose companies, as well as join Brazilian and foreign companies, and form with them consortia, whether or not as the leading company, aiming to expand activities, gather technologies and expand investment applied to activities linked to its purpose. Art. 16- The governance rules of Petrobras, as well as common corporate rules established by Petrobras, through technical, administrative, accounting, financial and legal guidance, apply entirely to its wholly-owned and controlled subsidiaries and, as far as possible, to the affiliates, taking into account the resolutions of the management bodies of each company, and the strategic planning approved by the Petrobras’ Board of Directors. 170

Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the 171 Sole paragraph. Any appointments to an officer position or Board of Auditors member that are incumbent on the Company in its subsidiaries, controlled and affiliated companies, even if such appointment results of a nomination by the Federal Government under the current legislation, shall fully comply with such requirements and prohibitions imposed by the Corporation Law, as well as those provided for in arts.21, §§1, 2 and 3 and 43 and paragraphs thereof of these Bylaws, Law 13.303 of June 30, 2016, and Decree Nº 8.945 of December 27, 2016. Chapter IV - Company Administration Section I - Board Members and Executive Officers Art. 17 – Petrobras shall be run by a Board of Directors, with deliberative functions, and an Executive Board . Art.18 – The Board of Directors shall be composed of at least 7 (seven) and at most 11 (eleven) members, whereas the General Shareholders Meeting shall appoint among them the Chair of the Board, all of whom with a unified term of office that may not be greater than 2 (two) years, whereas reelection is permitted. §1– Once the unified management term of its members is respected, the composition of the Board of Directors shall be alternated in order to allow constant renewal of the body, without compromising history and experience regarding the Company’s business, subject to the following rules: I – The Company’s president, as well as members elected by the minority shareholders, the preferred shareholders and the employees shall not participate in the rotation; II – 20% (twenty percent) of the remaining board members shall be renewed every 4 (four) years. If this results in a fractional number of members, it will be rounded to the next higher integer. §2 – In the case of vacancy in the post of CEO of the Board, the substitute shall be elected at the first ordinary meeting of the Board of Directors until the next General Assembly. §3 – The member of the Board of Directors appointed pursuant to the caput of this article may be reelected up to three (3) consecutive times. §4 – In the case of a member of the Board of Directors elected by the employees, the limit for reelection shall comply with current laws and regulations. §5 – The Board of Directors shall be formed by at least 40% (forty percent) independent members, considered therein the member elected by employees, whereas the independence criteria shall comply pursuant to article 22, §1, of Law 13.303 of June 30, 2016 of article. 36, §1 of Decree Nº 8.945, of December 27, 2016 and of Level 2's Regulation, abiding by the more stringent criterion in case of divergence between the rules. §6 – The Board of Directors shall be composed of external members only, without any current statutory or employment ties with the Company, except for the 171 member designated as the Company's Chairman and the member elected by the employees. §7 – The members of the Board of Directors to be nominated by the Federal Government to meet the minimum number of independents set forth in §5 of this article will be selected in a list drawn up by Petrobras' Board of Directors. §8 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in 172 member designated as the Company's Chairman and the member elected by the employees. §7 – The members of the Board of Directors to be nominated by the Federal Government to meet the minimum number of independents set forth in §5 of this article will be selected in a list drawn up by Petrobras' Board of Directors. §8 – Such functions as Chairman of the Board of Directors and chief executive shall not be held by the same individual. §9– The qualification as Independent Board Member shall be expressly declared in the minutes of the general meeting that elects them. §10– When, as a result of compliance with the percentage referred to in subsection §5 of this article, fractional number of members results, rounding to the next higher integer. §11– The reelection of the Board of Directors member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §12– Once the upper period of reelection is reached, the return of the Board of Directors member to the Company may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 19- In the process of electing members of the Board of Directors by the General Shareholders Meeting, the following rules shall be followed: I- Minority shareholders are entitled to elect 1 (one) Board member, if a greater number does not correspond to them through the multiple vote process; II- Holders of preferred shares jointly representing at least ten percent (10%) of the share capital, except the controlling shareholder, are ensured the right to elect and remove one (1) member of the Board of Directors by a separate vote in the General Shareholders’ Meeting; III- Whenever, cumulatively, the election of the Board of Directors occurs by multiple voting system, and common or preferred shareholders exercise the right to elect Board members, the Federal Government shall be ensured the right to elect Board members in equal number to those elected by the remaining shareholders and by employees, plus 1 (one), irrespective of the number of Board members set out in art. 18 of this Statute; IV- Employees shall be entitled to nominate one (1) member of the Board of Directors in a separate vote, by direct vote of their peers, according to paragraph 1 of art. 2 of Law Nº 12.353 of December V- Subject to the provisions of applicable law, the Ministry of Economy is guaranteed the right to nominate one member of the Board of Directors. Art. 20- The Executive Board shall include one (1) Chairman, chosen by the Board of Directors from among its members, and up to eight (8) Executive Officers, elected by the Board of Directors, among natural persons residing in the Country, with a unified term of office that cannot exceed two (2) years, with a maximum of three (3) consecutive reelections allowed, and they can be dismissed at any time. §1 - The Board of Directors shall observe, in the selection and election of Executive Board members, their professional capacity, notorious knowledge and expertise in 172 their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; 173 their respective areas of contact in which such officers shall act, in compliance to the Basic Plan of Organization. §2 - Executive Board members shall exercise their posts in a regime of full time and exclusive dedication to the service of Petrobras, nevertheless, it is permitted, after justification and approval by the Board of Directors, the concomitant exercise of officer posts at wholly-owned subsidiaries, controlled companies or affiliates of the Company and, exceptionally, at the Board of Directors of other companies. §3 - Executive Board members, in addition to the requirements of Board of Directors members, pursuant to art. 21 below, shall meet the requirement of 10 (ten) years of experience in leadership, preferably, in the business or in a related area, as specified in the Nomination Policy of the Company. §4 - The reelection of the Executive Board member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §5 - Once the upper period of reelection is reached, the return of the Executive Officer to the Petrobras may only occur after the expiry of a period equivalent to 1 (one) term of office. Art. 21- The investiture in any administration position in the Company shall abide by such conditions set forth by article 147 and complemented by those provided for in article 162 of the Corporate Law, as well as those set forth in the Nomination Policy, Law 13.303 of June 30, 2016 and Decree Nº 8.945 of December 27, 2016. §1- For purposes of compliance with legal requirements and prohibitions, the Company shall furthermore consider the following conditions for the characterization of irreproachable reputation of the nominee to the post of administration, which shall be detailed in the Nomination Policy: I- not be the defendant in legal or administrative proceedings with an unfavorable ruling to the nominee by appellate courts, observing the activity to be performed; II- not have commercial or financial pending issues which have been the object of protest or inclusion in official registers of defaulters, whereas clarification to the Company on such facts is possible; III – demonstrate the diligence adopted in the resolution of notes indicated in reports of internal or external control bodies in processes and/or activities under their management, when applicable; IV- not have serious fault related to breach of the Code of Ethics, Code of Conduct, Manual of the Petrobras Program for Corruption Prevention or other internal rules, when applicable; V- not have been included in the system of disciplinary consequence in the context of any subsidiary, controlled or affiliated company of Petrobras, nor have been subject to labor or administrative penalty in another legal entity of public or private law in the last 3 (three) years as a result of internal investigation, when applicable. §2- The appointment to administration position is forbidden for: I - representative of the regulatory body to which the Company is subject; II - Minister of State, State Secretary and Municipal Secretary; III - holder of a commission position in the federal public administration, direct or indirect, without permanent contract with the public service; 173

IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IV; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during 174 IV - statutory leader of a political party and holder of a mandate in the Legislative Power of any federative entity, even if licensed; V - a person who has acted for the last 36 (thirty-six) months as a participant in the political party's decision-making structure; VI - a person who worked in the last 36 (thirty-six) months in working in the organization, structuring and conducting of an electoral campaign; VII - a person who holds office in union organization; VIII - an individual who has entered into a contract or partnership, as a supplier or buyer, plaintiff or offeror, of goods or services of any kind, with the Federal Government, with the Company itself or with its subsidiaries based in Brazil, in the three (3) years prior to the date of his appointment; IX - a person who has or may have any form of conflict of interest with the Federal Government or with the Company itself; X - consanguineous or related relatives up to the third degree of the persons mentioned in items I to IV; and XI - a person who fits any of the ineligibility hypotheses provided for in the subitems of item I of the caput of art. 1 of Complementary Law No. 64 of May 18, 1990. §3- The nominee shall not accumulate more than 2 (two) paid positions on boards of directors or audit committees in the Company or any subsidiary, controlled or affiliated company of Petrobras. §4- The legal and integrity requirements must be reviewed by the People Committee within eight (8) business days as of the date the information is submitted by the candidate or by whom he/she is appointed, and may be extended by eight (8) business days upon request of the Committee. If there is an objectively proven reason, the review period may be suspended by a formal decision of the Committee. §5- The investiture in officer posts of persons with ascendants, descendants or collateral relatives in positions on the Board of Directors, the Executive Board or the Audit Committee of the Company shall be prohibited. §6- The investiture of employees' representatives on the Board of Directors shall be subject to such requirements and impediments set forth in the Brazilian Corporate Law, Law Nº 13.303, dated June 30, 2016, in Decree Nº 8.945, dated December 27, 2016, in the Nomination Policy and in paragraphs 1 and 2 of this article. §7- The People Committee may request the person appointed to the position to attend an interview to clarify the requirements of this article, and acceptance of the invitation will be subject to the appointed person’s will. Art. 22- The members of the Board of Directors and Executive Board shall be invested in their positions upon signing the statements of inauguration in the book of minutes of the Board of Directors and the Executive Board, respectively. §1 - The term of investiture shall include, under penalty of nullity: (i) the indication of at least 1 (one) domicile in which the administrator will receive summons and subpoenas in administrative and judicial proceedings related to such acts during 174 his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, the members of the Board of Directors and the Executive Board shall submit a statement of assets, which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office. Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company. §1 - The prohibition to participate in deliberations shall not apply: I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly- held corporations that do not have the potential to generate a conflict of interest with Petrobras, or; II - in the case of managers who act in the management of other companies by indication of the Company. §2- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §3- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 4 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties 175 his/her term in office, which shall be considered fulfilled by delivery at such indicated address, which can only be changed by means of written communication to the Company; (ii) adherence to the Instrument of Agreement of the Administrators pursuant to the provisions of Level 2's Regulation, as well as compliance with applicable legal requirements, and (iii) consent to the terms of the arbitration clause dealt with in article 58 of these Bylaws and other terms established by law and by the Company. §2- the inauguration of a board member resident or domiciled abroad shall be subject to the engagement of a representative resident in the country, with powers to receive summons in lawsuits against said member that are filed based on corporate law, upon a power of attorney with a period of validity to extend for at least 3 (three) years after the expiration of the term of office of said member. §3- Prior to inauguration, the members of the Board of Directors and the Executive Board shall submit a statement of assets, which will be filed with the Company, must be updated annually and upon leaving office, or may authorize access to the asset and income data of their Annual Individual Income Tax Return and respective rectifications, for his/her term of office. Art. 23- The members of the Board of Directors and of the Executive Board shall be accountable, pursuant to article 158, of the Corporate Law severally and jointly, for such acts they perform and for such losses resulting therefrom for the Company, and they shall not be allowed to participate in such decisions on operations involving other companies in which they hold any interest, or have held administration positions in a period immediately prior to the investiture in the Company. §1 - The prohibition to participate in deliberations shall not apply: I - in the case of direct and indirect shareholdings, not relevant, under the terms of the regulation of the Brazilian Securities and Exchange Commission, in publicly- held corporations that do not have the potential to generate a conflict of interest with Petrobras, or; II - in the case of managers who act in the management of other companies by indication of the Company. §2- The Company shall ensure the defense in legal and administrative proceedings to its administrators, both present and past, in addition to maintain permanent insurance contract in favor of such administrators, to protect them of liabilities for acts arising from the exercise of the office or function, covering the entire period of exercise of their respective terms of office. §3- The guarantee referred to in the previous paragraph extends to the members of the Audit Committee, as well as to all employees and agents who legally act by delegation of administrators of the Company. § 4 - The Company may also enter into indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, committees and all other employees and representatives legally acting by delegation of the Company's managers, in order to cope to certain expenses related to arbitration, judicial or administrative proceedings involving acts committed in the exercise of their duties 175 or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 5 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 6 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 7 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. 176 or powers, from the date of their possession or the beginning of the contractual relationship with the Company. § 5 - Indemnity contracts shall not cover: I - acts practiced outside the exercise of the attributions or powers of its signatories; II - acts with bad faith, deceit, serious guilt or fraud; III - acts committed in their own interest or of third parties, to the detriment of the company's corporate interest; IV - indemnities arising from social action provided for in Article 159 of Law 6404/76 or compensation for damages referred to in art. 11, paragraph 5, II of Law 6,385, of December 7, 1976; or V - other cases provided for in the indemnity agreement § 6 - The indemnity agreement shall be properly disclosed and provide, inter alia: I- the limit value of the coverage offered; II- the term of coverage; and III - the decision-making procedure regarding the payment of the coverage, which shall guarantee the independence of the decisions and ensure that they are taken in the interest of the Company. § 7 - The beneficiary of the indemnity agreement shall be obliged to return to the Company the amounts advanced in cases in which, after an irreversible final decision, it is proved that the act performed by the beneficiary is not subject to indemnification, under the terms of the indemnity agreement. Art. 24- The member who fails to participate in 3 (three) consecutive ordinary meetings, without good reason or leave granted by the Board of Directors, shall lose office. Art. 25- In case of vacancy of the position of Board Member, the substitute shall be elected by the remaining Members and shall serve until the first General Meeting, as provided for in article 150 of the Corporate Law. §1- The member of the Board of Directors or Executive Board who is elected in replacement, shall complete the term of office of the replaced member and, at the end of the term of office, shall remain in office until the investiture of the successor. §2- If the board member who represents the employees does not complete the term of office, the following shall be observed: I- the second most voted candidate shall take office, if more than half the term of office has not elapsed; II- new elections shall be called, if more than half the term of office has elapsed. §3- In the event referred to in § 2 above, the substitute member shall complete the term of office of the replaced member. § 4 - In the event of vacancy in the positions of the directors elected by the minority shareholders holding common or preferred shares, the Board of Directors shall call a General Meeting to elect a substitute within 60 (sixty) days from the effective vacancy of the position. 176

Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. 177 Art. 26- The Company shall be represented both in and out of courts, individually, by its CEO or by at least 2 (two) Executive Officers together, whereas it may appoint attorneys or representatives. Art. 27- The CEO and Executive Directors may not be absent from office, annually, for more than 30 (thirty) days, whether or not consecutive, without leave of absence or authorization of the Board of Directors. §1- The CEO and Executive Directors shall be entitled, annually, to 30 (thirty) days of paid license upon prior authorization of the Board of Executive Directors, whereas the payment in double of the remuneration for the license not enjoyed in the previous year shall be prohibited. §2- The CEO shall appoint, from among the Executive Officers, his possible substitute. §3- In case of vacancy of the position of CEO, the Chairman of the Board of Directors shall appoint the substitute from among the other members of the Executive Board until the election of the new CEO in compliance with art 20 of these Bylaws. §4- In case of absence or impediment of an Executive Officer, such an officer’s duties shall be assumed by a substitute chosen by the said officer, among the other members of the Executive Board or one of their direct subordinates, the latter for up to a maximum period of 30 (thirty) days. §5- In case the indication is made to a subordinate, subject to approval of the CEO, said substitute shall participate in all the routine activities of an Executive Officer, including the presence at meetings of Officers, to inform matter in the the contact area of the respective Executive Officer, without, however, exercising the right to vote. Art. 28- After the end of the term in office, the former members of the Executive Board, the Board of Directors and the Board of Auditors shall be impeded over a period of 6 (six) months counted from the end of their term in office, if a longer term is not set up in the regulations, from: I- accepting administrator or audit committee posts, exercising activities, or providing any service to competitors of the Company; II- accepting a position as administrator or board of auditors’ member, or establishing any professional relationship with any individual or legal entity with whom they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulations; and III- sponsoring, either directly or indirectly, any interest of any individual or legal entity, before any agency or entity of the Federal Public Administration with which they have had a direct and relevant official relationship over the 6 (six) months prior to the end of their term in office, if a longer term is not set up in the regulatory standards. §1- The period referred to in the caption of this article includes any periods of paid annual leave not enjoyed. 177

§2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Board, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Board, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boards, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; 178 §2- During the period of the impediment, the former members of the Executive Board, the Board of Directors and the Audit Committee shall be entitled to remuneration allowance equivalent only to the monthly fee of the post they occupied, subject to the provisions of paragraph 6 of this article. §3- The former members of the Executive Board, the Board of Directors and the Audit Committee who choose to return before the end of the impediment period, to the performance of the actual of higher post or position, which, prior to their appointment, was occupied in public or private administration, shall not be entitled to remuneration allowance. §4- Failure to comply with such 6 (six) months impediment shall imply, in addition to the loss of compensatory remuneration, the refund of any amount already received in this title plus the payment of a 20% (twenty percent) fine on the total compensatory remuneration that would be due in the period, without detriment to the reimbursement of losses and damages that may be caused. §5- The former member of the Executive Board, of the Board of Directors and the Board of Auditors shall cease to be paid such compensatory remuneration, without detriment to other applicable sanctions and restitution of amounts already received, who: I- incurs any of the assumptions that make up a conflict of interest as referred to in article 5 of Law Nº 12,813 of Thursday, May 16, 2013; II- is judicially convicted, final and unappealable sentence, of crimes against the public administration; III- is judicially convicted, final and unappealable sentence, of administrative impropriety; or IV- undergoes retirement annulment, dismissal or conversion of exemption in dismissal of the position of trust. §6 - The beginning of the payment of compensatory remuneration is conditioned to the characterization of the conflict of interest and the impediment to the exercise of professional activity and shall be preceded by formal manifestation on the characterization of conflict: I - of the Ethics Committee of the Presidency of the Republic pursuant to art. 8 of Law 12,813, of May 16, 2013, for the members of the Board of Executive Boards, including for the CEO; II – of the Ethics Committee of Petrobras, which will decide with the subsidy of the technical areas, when necessary for the examination of the matter, for the members of the Board of Directors and of the Fiscal Council. Section II – Board of Directors Art. 29 - The Board of Directors is the higher body of guidance and management of Petrobras, and is responsible for: I- setting the general guidance of the business of the Company, defining its mission, strategic objectives and guidelines; 178

II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members; X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of 179 II- approving, on the proposal of the Executive Board, the strategic plan, the respective multi-annual plans, as well as annual plans and programs of expenditure and investment, promoting annual analysis regarding the fulfillment of goals and results in the execution of said plans, whereas it shall publish its conclusions and report them to the National Congress and the Federal Court of Accounts; III- inspecting the administration by the Executive Board and its members, and set their duties, by examining, at any time, the books and records of the Company; IV- evaluating, annually, the individual and collective performance results of officers and members of Board Committees, with the methodological and procedural support of the People Committee, in compliance with the following minimum requirements: a) exposure of the acts of management practiced regarding the lawfulness and effectiveness of managerial and administrative action; b) contribution to the result of the period; and c) achievement of the objectives set out in the business plan and satisfaction to the long-term strategy referred to in art. 37, § 1 of Decree no. 8,945, of December 27, 2016; V- annually evaluate and disclose who are the independent directors, as well as indicate and justify any circumstances that may compromise their independence; VI- approve the above value for which the acts, contracts or operations, although the powers of the Executive Board or its members, must be submitted to the approval of the Board of Directors; VII- deliberating on the issue of simple, unsecured debentures non-convertible into shares; VIII- setting the overall policies of the Company, including strategic commercial, financial, risk, investment, environment, information disclosure, dividend distribution, transactions with related parties, spokespersons, human resources, and minority shareholders management policies, in compliance with the provisions set forth in art. 9, § 1 of Decree no. 8,945, of December 27, 2016; IX- approving the transfer of ownership of Company assets, including concession contracts and permits for oil refining, natural gas processing, transport, import and export of crude oil, its derivates and natural gas, whereas it may set limits in terms of value for the practice of these acts by the Executive Board or its members; X- approving the Electoral Rules for selecting the member of the Board of Directors elected by employees; XI- approving the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees; XII- approving the Nomination Policy that contains the minimum requirements for the nomination of members of the Board of Directors and its Committees, the Audit Committee and the Executive Board, to be widely available to shareholders and the market, within the limits of applicable legislation; XIII- approving and disclosing the Annual Chart and Corporate Governance Chart, as provided for in Law 13.303, of June 30, 2016; XIV- implementing, either directly or through other bodies of the Company, and overseeing the risk management and internal control systems established for the prevention and mitigation of major risks, including risks related to the integrity of 179 financial and accounting information and those related to the occurrence of corruption and fraud; XV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; 180 financial and accounting information and those related to the occurrence of corruption and fraud; XV- formally making statements in such public offering for the sale of equity shares issued by the Company; XVI- setting a triple list of companies specializing in economic evaluation of companies for the preparation of the appraisal report of Company's shares, in the cases of public offering for cancellation of registration as a publicly-held company or for quitting from Corporate Governance Level 2. §1- The fixing of human resources policy referred to in item VII may not count with the participation of the Board Member representing employees, if the discussions and deliberations on the agenda involve matters of trade union relations, remuneration, benefits and advantages, including matters of supplementary pensions and healthcare, cases in which conflict of interest is configured. §2 - Whenever the Nomination Policy intends to impose additional requirements to those included in the applicable legislation to Board of Directors and Audit Committee members, such requirements shall be forwarded for decision of shareholders in a General Meeting. §3- Such formal statement, either favorable or contrary, dealt with in section XIV shall be made by means of a prior informed opinion, disclosed within 15 (fifteen) days of the publication of such public offer announcement, addressing at least: (i) the convenience and the opportunity of such public offering of shares regarding the interest of all shareholders and in relation to the liquidity of such securities held by them; (ii) the repercussions of such public offer of sale of equity shares on Petrobras interests; (iii) such strategic plans disclosed by the offeror in relation to Petrobras; (iv) such other points that the Board of Directors deems pertinent, as well as any information required by such applicable rules issued by CVM. Art. 30- The Board of Directors shall further decide on the following matters: I- the duties of each member of the Executive Board which shall be in the Basic Organization Plan, to be disclosed by the Company on its website; II- nomination and dismissal of the holders of the general structure of the Company directly linked to the Board of Directors, as defined on Basic Plan of Organization, based on the criteria set forth by the Board of Directors itself; III- authorization for the acquisition of shares issued by the Company to be held in treasury or for cancellation, as well as subsequent disposal of these actions, except in cases of competence of the General Meeting, pursuant to legal, regulatory and statutory provisions; IV- exchange of securities it has issued; V- election and dismissal of the members of the Executive Board; VI- constitution of wholly-owned subsidiaries or affiliated companies, the transfer or termination of such participation, as well as the acquisition of shares or quotas other companies; VII- convocation of the General Shareholders Meeting, in the cases provided for by law, by publishing the notice of convocation at least 15 (fifteen) days in advance; 180

VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity 181 VIII- Code of Ethics, Code of Best Practices and Internal Rules of the Board of Directors and Code of Conduct of the Petrobras System; IX- Policy and Corporate Governance Guidelines of Petrobras; X- selection and dismissal of independent auditors, which may not provide consulting services to the Company during the term of the contract; XI- administration and accounts report of the Executive Board; XII- selection of Board Committee members from among its members and/or from among persons in the market of notorious experience and technical capacity in relation to the expertise of the respective Committee, and approval of the duties and rules of operation of the Committees; XIII- matters that, by virtue of a legal provision or by determination of the General Meeting, depend on its deliberation; XIV- integrity and compliance criteria, as well as the other pertinent criteria and requirements applicable to the election of the members of holders of the general structure appointment of the Executive Managers, who shall meet, as a minimum, those set forth in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation; XV- the indemnity agreement to be signed by the Company and the procedures that guarantee the independence of the decisions, as defined in art. 23, paragraphs 3 to 6 of these Bylaws; XVI- sale of the share capital control of wholly owned subsidiaries of the Company; XVII- omissive cases of these Bylaws. §1 - The Board of Directors will have 6 (six) Advisory Committees, with specific duties of analysis and recommendation on certain matters, directly linked to the Board: Investment Committee; Audit Committee; Audit Committee of the Petrobras Conglomerate of Companies; Committee on Health, Safety and Environmental Committee; People and Minority Committees. I- The opinions of the Committees are not a necessary condition for submitting matters to the examination and deliberation of the Board of Directors, except for the hypothesis provided for in paragraph 4 of this article, when the opinion of the Minority Committee shall be mandatory; II- Committee members may participate as guests of all meetings of the Board of Directors; III-Committees members and operation rules shall be governed by regulations to be approved by the Board of Directors. Participation - whether as a member or as a permanent guest of these committees - of the Company's Chairman, Executive Officers and employees, is prohibited, except, in the latter case, the Board Member elected by the employees and the senior managers of the organizational units directly linked to the Board of Directors. IV - The Board Member elected by the Company's employees cannot participate in the Audit Committee, in the Audit Committee of the Petrobras Conglomerate and People Committee. §2 - The People Committee shall have the attributions provided for in articles 21 to 23 of Decree Nº 8.945, of December 27, 2016, as well as to analyze the integrity 181 requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the 182 requirements set forth in art. 21 of these Bylaws for the investiture in the position of management and fiscal councilor of the Company. §3 - Whenever there is a need to evaluate operations with the Government, its municipalities and foundations and federal state enterprises, provided it is outside the normal course of business of the Company, and that it is within the purview of the Board of Directors' approval, the Minority Committee shall render prior advice, issuing its opinion on the intended transaction. § 4- To allow the representation of the preferred shareholders, the Minority Committee will also carry out the previous advisory to the shareholders, issuing its opinion on the following transactions, in a meeting that must necessarily count on the participation of the board member elected by the preferred shareholders. that the opinion of the Committee shall be included in full, including the full content of the divergent statements, of the Assembly Manual that is convened to deliberate on: I- transformation, incorporation, merger or spin-off of the Company; II- approval of contracts between the Company and the controlling shareholder, directly or through third parties, as well as other companies in which the controlling shareholder has an interest, whenever, by legal or statutory provision, they are deliberated at a General Meeting; III- valuation of assets intended to the payment of capital increase of the Company; IV- choice of specialized institution or company to determine the Company's economic value, pursuant to Article 40, X of these Bylaws; and V- alteration or revocation of statutory provisions that modify or alter any of the requirements set forth in item 4.1 of the Level 2 Regulation, while the Contract of Participation is in force in Level 2 of Corporate Governance. §5- If the final decision of the Board of Directors differs from the Minority Committee's opinion indicated in the previous paragraph, the Board's manifestation, including all the dissenting statements, should also be included in the Assembly Manual that is called to deliberate on the operations, to better instruct the shareholders' vote. §6 - The aforementioned Minority Committee will be formed by 2 (two) members of the Board of Directors pointed out by minority common shareholders and preferred shareholders, as well as 1 (one) third independent member, according to Regulation Article 18, §5 of these Bylaws, chosen by the other members of the Committee, which shall or not be a member of the Board of Directors. Art. 31 - The Board of Directors may determine the performance of inspections, audits or statements of accounts in the Company, as well as the hiring of experts or external auditors, to better instruct the matters subject to its deliberation. Art. 32 - The Board of Directors shall meet with the presence of the majority of its members, convened by its Chairman or a majority of the Members, ordinarily, at least every month, and extraordinarily whenever necessary. §1- It is hereby provided, if necessary, the participation of Members at the meeting by telephone, videoconferencing, or other means of communication that can ensure effective participation and the authenticity of their vote. In such a case, the 182

Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Board Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Board shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: 183 Board Member shall be considered present at the meeting, and their vote shall be considered valid for all legal effects and incorporated in the minutes of said meeting. §2- The materials submitted to evaluation by the Board of Directors shall be appraised with the decision of the Executive Board, the manifestations of the technical area or competent Committee, and furthermore the legal opinion, when necessary for the examination of the matter. §3- The Chairman of the Board may, on their own initiative or at the request of any Board Member, summon members of the Executive Board of the Company to attend meetings and provide clarifications or information on matters under consideration. §4- The deliberations of the Board of Directors shall be taken by majority vote of the attending members and shall be recorded in the specific book of Minutes. §5- The operations provided for in §§ 3 and 4 of art. 30 of these Bylaws, shall be approved by the vote of 2/3 (two thirds) of the Directors present §6 - In the event of a tie, the Chairman of the Board shall have the casting vote. Section III - Executive Board Art. 33- The Executive Board and its members shall be responsible for exercising the management of the Company business, pursuant to the mission, objectives, strategies and guidelines set forth by the Board of Directors. §1- The Executive Director of Governance and Compliance is assured, in the exercise of its duties, the possibility of reporting directly to the Board of Directors in the hypotheses of art. 9, paragraph 4 of Law 13303, of June 30, 2016. §2- The Board of Directors may delegate powers to the Executive Board, except for those expressly provided for in corporate law and in compliance to the levels of authority established in such delegations. Art. 34- The Executive Board shall be responsible for: I- Evaluating, approving and submitting to the approval of the Board of Directors: a) the bases and guidelines for the preparation of the strategic plan, as well as the annual and multi-annual plans; b) the strategic plan, the corresponding multi-annual plans, as well as annual plans and programs of expenditure and investment of the Company with the respective projects; c) the budgets of expenditures and investment of the Company; d) the performance result of the Company's activities. e) the indication of the holders of the general structure of the Company, based on the criteria established by the Board of Directors. f) the plans governing the admission, career, succession, benefits and disciplinary regime of Petrobras employees. II- approving: 183

a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia; V - appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organizational Plan, based on the criteria established by the Board of Directors. Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment. 184 a) the technical and economical evaluation criteria for investment projects, with the corresponding plans for delegation of responsibility for their execution and implementation; b) the criteria for the economic exploitation of production areas and minimum coefficient of oil and gas reserves, pursuant to the specific legislation; c) the pricing policy and basic price structures of the Company's products; d) the charts of accounts, basic criteria for determination of results, amortization and depreciation of capital invested, and changes in accounting practices; e) the corporate manuals and standards of governance, accounting, finance, personnel management, procurement and execution of works and services, supply and sale of materials and equipment, operation and other corporate rules necessary for the guidance of the operation of the Company; f) the rules for the assignment of use, rental or lease of fixed assets owned by the Company; g) changes in the Company's organizational structure, according to the competencies established in Basic Organization Plan, as well as create, transform or extinguish Operating Units, agencies, branches, branches and offices in Brazil and abroad; h) the creation and extinction of non-statutory Committees, linked to the Executive Board or its members, approving the corresponding rules of operation, duties and levels of authority for action; i) the value above which the acts, contracts or operations, although of competence of the CEO or the Executive Officers, shall be submitted for approval of the Executive Board, in compliance with the level of authority defined by the Board of Directors; j) the annual plan of insurance of the Company; l) conventions or collective labor agreements, as well as the proposition of collective labor agreements; m) the provision of real or fiduciary guarantees, observing the pertinent legal and contractual provisions. III- ensuring the implementation of the Strategic Plan and the multi-annual plans and annual programs of expenditure and investment of the Company with the respective projects, in compliance with the budget limits approved; IV- deliberating on trademarks and patents, names and insignia; V - appointment and removal from office of the holders of the general structure of the Company directly linked to the Executive Board, as defined in the Basic Organizational Plan, based on the criteria established by the Board of Directors. Art. 35 - Having matters within its competence the Executive Board shall meet with most of its members, including the Chairman or his/her substitute, and, extraordinarily by convening the Chairman or 2/3 (two-thirds) of the Executive Directors.. §1- The Executive Board shall be advised by the Statutory Technical Committee on Investment and Disinvestment. 184

§2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Board meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the 185 §2 - The members of the Executive Board will have up to eight (8) Statutory Technical Advisory Committees, comprised of senior managers of the Company’s general structure, with specific duties of analysis and recommendation on certain matters, as provided for in the respective Internal Rules, complying with the provisions of art. 160 of the Brazilian Corporation Law. §3- The advice of the Statutory Technical Committees is not binding on the Executive Board or its members, as the case may be, however, they shall be a necessary condition for the examination and deliberation of the matter within the scope of their respective powers. §4- The composition, rules of operation and duties of the Statutory Technical Committees shall be disciplined in Internal Rules to be approved by the Board of Directors. Art. 36 - It is incumbent, individually: § 1- To the CEO: I- convene, preside over and coordinate the work of Executive Board meetings; II- propose to the Board of Directors, the nomination of Executive Officers; III- provide information to the Board of Directors, the Minister of State to which the company is subordinate, and the control organs of the Federal Government, as well as the Federal Court of Accounts and the National Congress; IV- ensure the mobilization of resources to cope with situations of severe risk to health, safety and the environment; V- exercise other powers conferred by the Board of Directors. §2- The Executive Officer who is assigned to the investors' relations role: I- take responsibility for providing information to the investing audience, the Brazilian Securities and Exchange Commission (CVM) and the national and international stock exchanges or over-the-counter markets, as well as to the corresponding regulatory and supervisory entities, and keep the Company's records up to date with these institutions. §3- The Executive Officer to whom the compliance and governance area is assigned guide and promote the implementation of governance and compliance standards, guidelines and procedures. §4 - To the CEO and each Executive Officer, among the contact areas described in the Basic Plan of Organization: I- implement the strategic plan and budget approved by the Board of Directors, using the management system of the Company; II- hire and dismiss employees and formalize the designations to managerial posts and functions; III- designate employees for missions abroad; IV- monitor, control and report to the Executive Board on technical and operational activities of wholly-owned subsidiaries and companies in which Petrobras participates or with which it is associated; V- designate and instruct the Company's representatives at General Meetings of wholly-owned subsidiaries, controlled and affiliated companies, pursuant to the 185 guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; 186 guidelines set forth by the Board of Directors, as well as the applicable corporate guidelines; VI- manage, supervise and evaluate the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization, as well as practice acts of management correlated to such activities, whereas they may set value limits for the delegation of the practice of these acts, in compliance with the corporate rules adopted by the Executive Board; VII- approve the rules and procedures for the performance of the activities of the units under their direct responsibility, as defined in the Basic Plan of Organization. Art. 37- The deliberations of the Executive Board shall be taken by majority vote of the attending members and shall recorded in the specific book of minutes. Sole paragraph. In the event of a tie, the CEO shall have the casting vote. Art. 38- The Executive Board shall forward to the Board of Directors copies of the minutes of its meetings and provide the information needed to evaluate the performance of the Company's activities. Chapter V - General Meeting Art. 39- The Ordinary General Meeting shall be held annually within the period established in art. 132 of the Corporate Law, in a place, date and time previously set by the Board of Directors, to deliberate on matters within its competence, especially: I- rendering of the administrators' accounts, examine, discuss and vote the financial statements; II- decide on the allocation of net profit for the year and the distribution of dividends; III- elect the members of the Board of Directors and Audit Committee. Art. 40- The Extraordinary General Meeting, in addition to the cases provided for by law, shall be convened by a call of the Board of Directors, the latter preceded by advice from the Minority Committee, pursuant to art. 30, §4 and 5 of these Articles of Incorporation, when appropriate, to deliberate on matters of interest to the Company, especially: I- reform of the Bylaws; II- modification in social capital; III - evaluation of assets which the shareholder contributes for capital increase; IV- issuance of debentures convertible into shares or their sale when in treasury; V- incorporation of the Company to another company, its dissolution, transformation, demerger, merger; VI- participation of the Company in a group of companies; VII- dismissal of members of the Board of Directors; VIII- sale of debentures convertible into shares held the Company and issuance of its wholly-owned subsidiaries and controlled companies; IX- cancellation of the open Company registration; 186

X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury. 187 X- selection of a specialized company, based on the presentation by the Board of Directors of a triple list of specialized companies, with proven experience and independence as to the decision-making power of the Company, its administrators and / or controlling shareholder, and requirements and responsibilities of §§ 1 and 6 of art. 8 of the Business Corporate Act, for the preparation of an appraisal report of its shares for the respective economic value, to be used in the event of cancellation of the registration as a publicly-held company or Level 2; XI- waiver to the right to subscription of shares or debentures convertible into shares of wholly-owned subsidiaries, controlled or affiliated companies; XII- approval of the requirements of the Nomination Policy which are additional to those included in the applicable legislation to members of the Board of Directors and Audit Committee. §1- The deliberation on the matter referred to in item XI of this Article shall be taken by an absolute majority of the votes of common shares in circulation, not computing blank votes. §2 - In the event of a public offer made by the controlling shareholder, said shareholder shall bear the costs of preparation of the appraisal report. §3- In the hypotheses of art. 30, §4 and 5, the opinion of the Minority Committee and the manifestation of the Board of Directors, when it differs from the opinion of the Minority Committee, shall be included in the management proposal that will instruct the vote of the Ordinary Shareholders at the General Meeting. §4- The controlling shareholder may express an opinion contrary to the advice of the Minority Committee and may provide reasons for which it considers that such recommendations should not be followed. Art. 41- The General Meeting shall set, annually, the overall or individual amount of the remuneration of officers, as well as the limits of their profit shares, pursuant to the norms of specific legislation, and that of the members of the Advisory Committees to the Board of Directors. Art. 42 - The General Meetings shall be chaired by the CEO of the Company or a substitute designated by the latter, whereas, in the absence of both, by 1 (one) shareholder chosen by the majority of votes of those present. Chapter VI - Audit Committee Art. 43- The permanent Audit Committee consists of up to five (5) members and their respective alternates, elected by the Ordinary General Meeting, all resident in the Country, subject to the requirements and impediments set forth in the Brazilian Corporation Law, in the Indication Policy, in the Decree Nº 8.945, dated December 27, 2016 and in art. 21, paragraph 1, 2 and 3 of these Articles of Incorporation, shareholders or not, of which one (1) will be elected by the holders of the minority common shares and another by the holders of the preferred shares, in a separate vote. §1- Among the members of the Audit Committee, one (1) will be appointed by the Minister of Economy, as representative of the National Treasury. 187

§2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; 188 §2- In the event of vacancy, resignation, impediment or unjustified absence to two (2) consecutive meetings, the member of the Audit Committee shall be replaced, until the end of the term of office, by the respective alternate. §3- The members of the Audit Committee will be invested in their positions by signing the declaration of acceptance of office in the book of minutes and opinions of the Audit Committee, which will include: (i) the subscription to the Instrument of Consent of the Members of the Fiscal Council pursuant to the provisions of the Level 2 Regulation, as well as compliance with legal requirements applicable, and (ii) consent to the terms of the arbitration clause dealt with in art. 58 of these Bylaws. §4- The procedure set forth in art. 21, §4, 5 and 7 of these Bylaws to the nominations for members of the Audit Committee. §5 - The members of the Audit Committee must also declare if they meet the independence criteria set forth in art. 18, § 5 of these Bylaws. Art. 44- The term of office of Audit Committee members is 1 (one) year, whereas 2 (two) consecutive reelections are permitted. §1- The reelection of the Audit Committee member who does not participate in any annual training provided by the Company in the last 2 (two) years is prohibited. §2- Once the maximum renewal period has expired, the return of the Audit Committee Member to Petrobras can only occur after a period equivalent to one (1) term of performance. Art. 45- The remuneration of the members of the Audit Committee, in addition to the compulsory reimbursement of travel and stay expenses necessary for the performance of the function, shall be fixed by the General Meeting that elects them, subject to the limit established in Act N. 9.292 of July 12, 1996. Art. 46 - It competes to the Audit Committee, without prejudice to other powers which are conferred on it by virtue of legal provision or by determination of the General Meeting: I- inspect, by any of its members, the acts of officers and verify the fulfillment of their legal and statutory duties; II- opine on the annual report of management, ensuring the inclusion in its opinion of the additional information it deems necessary or useful to the deliberation of the General Meeting; III- opine on the proposals of officers, to be submitted to the General Management, concerning the modification of the social capital, issuance of debentures or subscription bonus, investment plans or capital budgets, distribution of dividends, transformation, incorporation, merger or division of the Company; IV- denounce, by any of its members, to the management bodies and, if such bodies do not take the necessary measures to protect the interests of the Company, to the General Meeting, the errors, frauds or crimes that they discover, and suggest actions useful to the Company; V- to call the Ordinary General Meeting if the directors delay the call for more than one (1) month, and the Extraordinary Meeting whenever there are serious or urgent reasons, including in the agenda of the meetings the matters they deem necessary; 188

VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and 189 VI - analyze, at least on a quarterly basis, the balance sheet and other financial statements prepared periodically by the Executive Board; VII- examine the financial statements of the fiscal period and opine on them; VIII- exercise these attributions during liquidation. Sole paragraph. The members of the Audit Committee shall participate, compulsorily, in the meetings of the Board of Directors which evaluate the matters referred to in items II, III and VII of this article. Chapter VII - Company Employees Art. 47- The employees of Petrobras are subject to labor legislation and the internal rules of the Company, in compliance to the legal standards applicable to employees of mixed-capital companies. Art. 48- The admission of employees by Petrobras and its wholly-owned subsidiaries and controlled companies shall obey a public selection process, in accordance with the terms approved by the Executive Board. Art. 49- The functions of the Senior Administration and the responsibilities of the respective holders shall be defined in the Basic Organizational Plan of the Company. §1- The positions referred to in the caput of this article, linked to the Board of Directors, may exceptionally, and at the discretion of the Board of Directors, be attributed to technicians or specialists who are not part of the Company's permanent staff, by means of positions in commission of free provision. §2- The functions referred to in the caput of this article, linked to the Executive Board or its members, may, on a proposal and justification of the Board of Executive Officers and approval of the Board of Directors, exceptionally be assigned to technicians or specialists who are not part of the Board of Directors. Company's permanent staff, by means of positions in commission of free provision. §3- The managerial functions that are part of the organizational framework of the Company, in the other levels, shall have the responsibilities of holders as defined in the rules of the respective bodies. Art. 50- Notwithstanding the requisitions provided by law, the transfer of employees of Petrobras and its wholly-owned subsidiaries or controlled companies shall depend on the approval, in each case, of the Executive Board and shall be made whenever possible, through the reimbursement of the corresponding costs. Art. 51- The Company shall allocate a portion of the yearly results to be distributed among its employees, pursuant to the criteria approved by the Board of Directors, in compliance with the legislation in force. Chapter VIII - General Provisions Art. 52- The activities of Petrobras shall obey the Basic Plan of Organization, which shall contain, among others, the organization model and define the nature and 189 responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, 190 responsibilities of each unit of the general structure and the subordination relations necessary to the operation of Petrobras, pursuant to these Bylaws. Art. 53 - The fiscal year shall coincide with the calendar year, ending on December 31 of each year, when the balance sheet and other financial statements shall be prepared and shall meet the applicable legal provisions. §1 - Subject to legal provisions The Company may prepare balance sheets, making interim dividend payments based on earnings or interest on own capital verified in semiannual or lower balance sheets, considering the results obtained in each quarter by resolution of the Board of Directors, subject to legal provisions. §2 - The Board of Directors may approve the payment of intermediate dividends to the profit reserve account existing in the last balance sheet approved at the General Meeting. §3 - Intermediate and interim dividends and interest on equity shall be allocated to the minimum mandatory dividend. Art. 54- On the funds transferred by the Federal Government or deposited by minority shareholders, for the purpose of increasing the capital of the Company, financial charges equivalent to the SELIC rate from the day of transfer to the date of capitalization shall apply. Art. 55- Petrobras will shall allocate, from the net profit assessed on its annual Balance Sheet, the share of 0.5% (five tenths percent) of paid-in capital, for the constitution of a special reserve intended to the costing of research and technological development programs of the Company. Sole paragraph. The accrued balance of the reserve provided for in this article shall not exceed 5% (five percent) of paid-in capital. Art. 56- Once the distribution of the minimum dividend referred to in art. 8 of these Bylaws is decided, the General Meeting, in compliance with the terms of corporate legislation and specific federal norms, may assign specific percentages or gratuity to the members of the Executive Board of the Company, as variable remuneration. Art. 57- The Executive Board may authorize the practice of reasonable gratuitous acts for the benefit of employees or the community in which the company participates, including the donation of non-existent goods, in view of their social responsibilities, as provided in § 4 of art. 154 of the Corporate Law. Art. 58 - The Company, shareholders, administrators and members of the Fiscal Council undertake to resolve, through arbitration, before the Market Arbitration Chamber, any dispute or controversies that may arise among them, related to or arising, in particular, from the application, validity, effectiveness, interpretation, violation and effects of the provisions contained in the Brazilian Corporation Law, Law 13303, of June 30, 2016, in the Company's Bylaws, in the rules issued by the National Monetary Council, Banco Central do Brasil and the Securities and Exchange Commission, as well as in other rules applicable to the operation of the general stock market, in addition to those contained in the Level 2 Regulation, Arbitration Regulation, Participation Agreement and Level 2 Sanctions Regulation. Sole Paragraph. The provisions of the caput do not apply to disputes or controversies that refer to Petrobras activities based on art. 1 of Law No. 9478, 190 dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 61 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. 191dated August 6, 1997, and complying with the provisions of these By-Laws regarding the public interest that justified the Company's creation, as well as disputes or controversies involving inalienable rights. Art. 59- Contracts entered into by Petrobras for the acquisition of goods and services shall be preceded by a bidding procedure, in accordance with the applicable legislation Art. 60- The sale of the shareholding control of Petrobras, either through a single operation or through successive operations, may only be contracted under the condition, suspensive or resolving, that the acquirer undertakes, observing the conditions and the terms established in current legislation and in the Level 2 Regulation, make a public offer for the acquisition of the shares of the other shareholders, to assure them equal treatment to that given to the selling controlling shareholder. §1- The public offering, provided for in the caput of this article, shall also be carried out when there is (i) onerous assignment of subscription rights for shares and other securities or rights related to securities convertible into shares, resulting in the sale of the control of the Company; or (ii) in case of sale of control of a company that holds control of Petrobras, in which case the selling controlling shareholder will be obliged to declare to B3 the amount attributed to Petrobras in said sale and attach documentation proving that value. §2- Any person who acquires control by virtue of a private share purchase agreement entered into with the controlling shareholder, involving any number of shares, shall be bound to: (i) execute the public offering referred to in the caput of this article, and (ii) to pay, in the following terms, an amount equal to the difference between the price of the public offering and the amount paid per share, months prior to the date of acquisition of control, duly updated up to the date of payment. The said amount shall be distributed among all persons who sold Petrobras shares at the trading sessions in which the buyer made the acquisitions, in proportion to the daily net selling balance of each one, and B3 is responsible for operating the distribution, in compliance with its regulations. §3 - The selling controlling shareholder will only transfer ownership of its shares if the buyer subscribes the Instrument of Consent of the Controlling Shareholders. The Company will only register the transfer of shares to the buyer, or to those who come to hold the power of control, if they subscribe to the Instrument of Consent of the Controllers referred to in Level 2 Regulation. §4- Petrobras will only register a shareholder’s agreement that provides for the exercise of control power if its signatories subscribe the Instrument of Consent of the Controllers. Art. 61 - In the event of cancellation of Petrobras' public company registration and consequent egress from Level 2, a minimum price must be offered to the shares, corresponding to the economic value determined by a specialized company chosen by the General Meeting, pursuant to the Business Corporation Act, and as provided in art. 40, item XI of these Bylaws. 191

PETROBRAS

Sole paragraph. The costs of hiring a specialized company covered by this article will be borne by the controlling shareholder.

Art. 62- In case the Company's egress from Level 2 is deliberated so that the securities issued by it will be admitted to trading outside Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not has its securities admitted to trading on Level 2 within a period of 120 (one hundred and twenty) days from the date of the general meeting that approved said transaction, the controlling shareholder shall make a public offer for the acquisition of the shares belonging to the other shareholders of the Company, at least, by the respective economic value, to be determined in an appraisal report prepared pursuant to art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules.

§1- The controlling shareholder will be exempt from making a public tender offer referred to in the caput of this article if the Company leaves Corporate Governance Level 2 due to the execution of the Company's agreement to participate in the special segment of B3, namely "Novo Mercado" ("New Market"), or if the company resulting from a corporate reorganization obtains authorization to trade securities on the New Market within a period of one hundred and twenty (120) days as of the date of the general shareholders' meeting that approved said transaction.

§2 - Shareholders holding more than 50% (fifty percent) of the outstanding common shares must accept the public offering mentioned in the main section of this article or expressly agree with the segment withdraw without making shares sale.

§3 - For the purposes of §2 of this article, outstanding shares are only those whose holders expressly agree to exit Level 2 or qualify for the OPA auction, in accordance with the regulations issued by CVM applicable to open company public offering of shares aiming to cancel registration.

Art. 63- In the event that there is no controlling shareholder, in case the Company's egress from Level 2 of Corporate Governance is deliberated so that the securities issued by it will be admitted to trading outside Level 2 of Corporate Governance, or by virtue of a reorganization operation in which the company resulting from such reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or New Market within a period of 120 (one hundred and twenty) days as of the date of the general meeting that approved said transaction, the egress will be conditional on the realization of a public offering for the acquisition of shares under the same conditions set forth in art. 62 of these Articles of Incorporation.

§1- The said general meeting shall define the person (s) responsible for conducting the public tender offer, the person(s) present at the meeting shall expressly assume the obligation to perform the offer.

§2- In the absence of a definition of those responsible for conducting the public offering for the acquisition of shares, in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have

192

its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 64- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 193its securities admitted for trading in Level 2 of Corporate Governance, voted in favor of the corporate reorganization to make such offer. Art. 64- The egress of Petrobras from Level 2 of Corporate Governance due to noncompliance with the obligations contained in the Level 2 Regulation is conditioned to the effectiveness of a public offering for the acquisition of shares, at least by the Economic Value of the shares, to be determined in an appraisal report dealt with in art. 40, item X of these Bylaws, respecting the applicable legal and regulatory rules. §1- The controlling shareholder shall carry out the public offering for acquisition of shares provided for in the caput of this article. §2- If there is no controlling shareholder and egress from Level 2 of Corporate Governance referred to in the caput results of a resolution of the general meeting, the shareholders who voted in favor of the resolution that implied the respective noncompliance shall carry out the tender offer in the caput. §3- If there is no controlling shareholder and the egress of Level 2 of Corporate Governance referred to in the caput occurs due to an act or fact of management, the Company's Managers shall call a general meeting of shareholders whose agenda will be the resolution on how to remedy noncompliance with the obligations contained in the Level 2 Regulation or, if applicable, resolve on the Company's egress from Level 2 of Corporate Governance. §4- If the general meeting referred to in §3 above decides for the Company's egress from Level 2 of Corporate Governance, said general meeting shall define the person(s) responsible for conducting the public tender offer provided for in the caput, who, present at the meeting, must expressly assume the obligation to make the offer. 193

TO EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM III ELECTION OF BOARD OF DIRECTORS MEMBERS Dear Shareholders, The election of a member of the Board of Directors, in accordance with the provisions of The Company's By-Laws are necessary, in view of the existence of a vacancy in the Board of Directors. The controlling shareholder nominates the following person to join the Board of Directors: Mrs Maria Cláudia Guimarães. The instructions for the nomination of Board of Directors members are described in chapter Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors of this Manual. Below is Annex I, which includes the information relating to the nominees for Board of Directors membership, in compliance with items 12.5 to 12.10 of the Reference Form (CVM Instruction 481, Article 10). Rio de Janeiro, January 29, 2020. Roberto Castello Branco CEO 194 TO EXTRAORDINARY GENERAL MEETING PRESENTATION TO SHAREHOLDERS ITEM III ELECTION OF BOARD OF DIRECTORS MEMBERS Dear Shareholders, The election of a member of the Board of Directors, in accordance with the provisions of The Company's By-Laws are necessary, in view of the existence of a vacancy in the Board of Directors. The controlling shareholder nominates the following person to join the Board of Directors: Mrs Maria Cláudia Guimarães. The instructions for the nomination of Board of Directors members are described in chapter Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Board of Directors of this Manual. Below is Annex I, which includes the information relating to the nominees for Board of Directors membership, in compliance with items 12.5 to 12.10 of the Reference Form (CVM Instruction 481, Article 10). Rio de Janeiro, January 29, 2020. Roberto Castello Branco CEO 194

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ANNEX I

INFORMATION ABOUT THE CANDIDATE NOMINATED BY THE CONTROLLING SHAREHOLDER FOR MEMBERSHIP IN THE BOARD OF DIRECTORS OF PETROBRAS

Name	Date of Birth	Management Body	Term of Office
CPF (Tax Payer Registry)	Occupation	Elective office to occupy	No. of Consecutive Terms
Maria Cláudia Guimarães 000.109.237-56	09/18/1965 Production Engineer	Board of Directors BD Member	until ASM 2020 0

Executive resume of nominee:

Maria Cláudia Guimarães - Mrs. Maria Cláudia Guimarães has a solid career in the financial market, where she has been working for 33 years. She was Executive Director at Bank of America Merrill Lynch, ING Bank N.V. and Bank Boston, leading Oil & Gas, Mining, Steel and Energy sectors. Nowadays, she is a Partner at KPC Consultoria Financeira focused on asset management. Recently, she was an Advisor at Constellation Oil Services in Luxembourg.

She has extensive experience in corporate finance, capital markets, mergers and acquisitions, debt restructuring and project finance.

Throughout his career, she has related to Petrobras and its subsidiaries in Brazil and abroad, by financing projects for the development of the Campos Basin and the Santos Basin, issuing shares and bonds, developing treasury and cash management products, and advising on disinvestment in the offshore area, having also coordinated courses on Mergers, Acquisitions and Capital Markets at Petrobras University.

Ms. Maria Cláudia has a degree in Production Engineering from the Federal University of Rio de Janeiro (UFRJ), with an Executive MBA from COPPEAD (UFRJ).

Independent Board Member according to the criteria defined in Article 36, paragraph 1 of Decree 8,945/2016 and in the Corporate Governance Level 2 Listing Regulations.

195

The candidate nominated above: • Have not been subject in the last 5 years to criminal conviction, conviction in any administrative procedure by CVM, or final conviction, neither the judicial nor in the administrative sphere, which has suspended or impaired them from the practice of professional or commercial activity. • Do not have reportable marital, civil union or family relations pursuant to Reference Form item 12.9. • Do not have a relationship of subordination with related parties of the Company. The People Committee of the Board of Directors of verified the adherence of the indicated to the requirements of Petrobras' Nominating Policy for Senior Management and Fiscal Council Members ( Nominating Policy ), the minutes of which will be available at the Company's website (http://www.petrobras.com.br/ri) under Corporate Governance , Shareholders’ Meeting . In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of participation of the indicated in the meetings of the Board of Directors and Advisory Committees to be informed. Ms. Maria Cláudia Guimarães was appointed Board of Directors, pursuant to articles 150, caput, of Law no. 6,404/76 and 25 of Petrobras' Bylaws, at the meeting of the Board of Directors held on 29/01/2020, with a term of office up to the first General Shareholders' Meeting of Petrobras. 196 The candidate nominated above: • Have not been subject in the last 5 years to criminal conviction, conviction in any administrative procedure by CVM, or final conviction, neither the judicial nor in the administrative sphere, which has suspended or impaired them from the practice of professional or commercial activity. • Do not have reportable marital, civil union or family relations pursuant to Reference Form item 12.9. • Do not have a relationship of subordination with related parties of the Company. The People Committee of the Board of Directors of verified the adherence of the indicated to the requirements of Petrobras' Nominating Policy for Senior Management and Fiscal Council Members ( Nominating Policy ), the minutes of which will be available at the Company's website (http://www.petrobras.com.br/ri) under Corporate Governance , Shareholders’ Meeting . In compliance with CVM Instructions 480/09 and 481/09, there is no percentage of participation of the indicated in the meetings of the Board of Directors and Advisory Committees to be informed. Ms. Maria Cláudia Guimarães was appointed Board of Directors, pursuant to articles 150, caput, of Law no. 6,404/76 and 25 of Petrobras' Bylaws, at the meeting of the Board of Directors held on 29/01/2020, with a term of office up to the first General Shareholders' Meeting of Petrobras. 196

VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30, 2016 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Bylaws and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of CVM Instruction No. 481 of December 17, 2009, recently amended by CVM Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until February 06, 2020, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to certify compliance with the requirements established by the legislation and the Nomination Policy. The nominees should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the People Committee (COPE), pursuant to art. 64, paragraph 1 of Decree No. 8945/2016, will analyze the information provided by the nominee, according to the Form and supporting documentation, advising the shareholders on the compliance with the requirements and lack of prohibitions provided for in Law 6.404/76, Law no. 13.303/16, Decree No. 8.945/16, Petrobras' Bylaws and in the Nomination Policy. Exceptionally, the nominations made by the shareholders at a date later than sixteen (16) business days, which cannot be reviewed by the COPE in time, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8.945/16. In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex 197 VERIFICATION OF THE LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED FOR THE APPOINTMENT OF PETROBRAS’S BOARD OF DIRECTORS The appointment of a member of Petrobras’ Board of Directors, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, shall fully comply with the requirements and prohibitions imposed by the Business Corporate Law, by Law 13,303, dated June 30, 2016 by Decree No. 8,945, dated December 27, 2016, by Petrobras’ Bylaws and by the Policy of Appointment of Members of the Audit Committee, Board of Directors, Executive Board and Owners of the Petrobras General Structure and Petrobras System Companies ( Appointment Policy ), otherwise its nomination will not be granted. As provided for in art. 21-L of CVM Instruction No. 481 of December 17, 2009, recently amended by CVM Instruction No. 594, of 12/20/17, for the indications to be included in the distance ballot, these must be carried out by the shareholders at least 25 ( twenty-five) days to the date of the General Meeting. In accordance with art. 21, paragraph 4 of the Bylaws, nominations of candidates must be made within 16 (sixteen) business days prior to the date of the Annual General Meeting, that is, until February 06, 2020, upon delivery of the Annexs listed below, duly completed, as well as forwarded the documentation listed therein, as the case may be, in order to certify compliance with the requirements established by the legislation and the Nomination Policy. The nominees should be sent to the following e-mail addresses: indicacoes@petrobras.com.br and investidores@petrobras.com.br. Once all documentation has been received, the People Committee (COPE), pursuant to art. 64, paragraph 1 of Decree No. 8945/2016, will analyze the information provided by the nominee, according to the Form and supporting documentation, advising the shareholders on the compliance with the requirements and lack of prohibitions provided for in Law 6.404/76, Law no. 13.303/16, Decree No. 8.945/16, Petrobras' Bylaws and in the Nomination Policy. Exceptionally, the nominations made by the shareholders at a date later than sixteen (16) business days, which cannot be reviewed by the COPE in time, will be analyzed by the Secretariat of the Meeting, as provided for in art. 22, paragraph 4, of Decree No. 8.945/16. In the event that the requirements are analyzed by the Assembly Secretariat, the candidate's possession shall be conditioned to the analysis of the additional requirements set forth in Annex 197

II of COPE and by the recommendation for approval by the COPE. referred to in item 4.6.5.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.6.5.2 of the Nominating Policy, if the COPE does not recommend the approval of the candidate whose requirements analysis was performed under item 4.6.5, the position will remain unfilled and a new general meeting will be called for your fill. List of Attachments : Annex I: Register of the Administrator of the Ministry of Economy - Director or Board of Directors; Annex II: Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras; Annex III: Declaration of independence; Annex IV: Form - Declaration of eligibility and cleared reputation; Annex V: Form - Information about shareholdings; Annex VI: CVM Statement and Law nº 13.303/2016 198 II of COPE and by the recommendation for approval by the COPE. referred to in item 4.6.5.1 of the Petrobras Nomination Policy. Also, under the terms of item 4.6.5.2 of the Nominating Policy, if the COPE does not recommend the approval of the candidate whose requirements analysis was performed under item 4.6.5, the position will remain unfilled and a new general meeting will be called for your fill. List of Attachments : Annex I: Register of the Administrator of the Ministry of Economy - Director or Board of Directors; Annex II: Registration of Additional Integrity Requirements for Fiscal Council, Board Members, Executive Officers, External Members of the Statutory Advisory Committees of the Board of Directors and Holders of the General Structure of Petrobras; Annex III: Declaration of independence; Annex IV: Form - Declaration of eligibility and cleared reputation; Annex V: Form - Information about shareholdings; Annex VI: CVM Statement and Law nº 13.303/2016 198

Annex I - Registration of Administrator of the Ministry of Economy - Director or Board of Directors - Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 3. Birthday: 4. Gender ( ) M ( )F 5. Permanent Duty: 6. Function held in commission: 7. Function held in commission: 8. Business Phone: 9. Personal Phone: 10. Business e-mail: 11. Personal e-mail: 12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 13. If you have marked the position of Director, specify the board of directors: 14. Company to which it was indicated: 199 Annex I - Registration of Administrator of the Ministry of Economy - Director or Board of Directors - Model A MINISTRY OF ECONOMY Special Department for Privatization and Divestment Department for the Coordination and Governance of State-Owned Companies MANAGER'S REGISTRATION – Executive Officer or Board of Director Member Compliance with Law 13303, of June 30, 2016, and with Decree 8945, of December 27, 2016. Mandatory verification of legal and statutory requirements and prohibitions for nomination of Manager (board member or officer) of a state-owned company with gross operating revenue equal to or greater than R$ 90 million. A. GENERAL DATA 1. Full name: 2. CPF: 3. Birthday: 4. Gender ( ) M ( )F 5. Permanent Duty: 6. Function held in commission: 7. Function held in commission: 8. Business Phone: 9. Personal Phone: 10. Business e-mail: 11. Personal e-mail: 12. Position for which he/she was indicated: ( ) Board of Directors ( ) Executive Officer 13. If you have marked the position of Director, specify the board of directors: 14. Company to which it was indicated: 199

B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 15. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 16. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 17. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16)* a.( ) 10 years in the public or private sector, in the area of activity of the state-owned company Experience in the company's area of activity means the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market: infrastructure sector, financial sector, information technology area, etc. b. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the public sector should be interpreted as any position in commission or trust function held among those listed as Management Group Positions and Superior Counsel (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and equivalent functions within the other Powers (Legislative and Judiciary) or even within other national political entities (States), Municipalities and Federal District), precisely because the exercise of commissioned position or function of trust corresponds to the practice of attributions of head of the public squad. c. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the sector private should be interpreted as any leading function. d. ( ) 04 years in a management position (board of directors, board of directors or audit committee) in an undertaking of a size or object similar to that of the state-owned company;** e. ( ) 04 years in senior management (two non-statutory hierarchical levels of the company) in an undertaking of a size or object similar to that of the state-owned company;** f. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal person governed by domestic public law; g. ( ) 04 years as a teacher or researcher, of superior level, in the area of performance of the state-owned company; h. ( ) 04 years as a liberal professional in an activity related to the area of activity of the state company. *Present as supporting documents ( a - h items): - Appointment and dismissal acts (preferably SIAPE extract with the effective count of exercise); - Declaration of the company/body/institution; - Records in work portfolio; 200 B. REQUIREMENTS - Need for documentary evidence (items 15, 17 and 19) 15. Do you have academic qualifications compatible with the position for which you have been appointed, contemplating undergraduate or graduate courses recognized or accredited by the Ministry of Education? (art. 28, item III and § 1, of Decree 8,945/16) ( ) Yes ( ) No 16. What is the area of your academic background most associated to the position for which you were nominated? _____________________________________________________________________________ *Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course associated to the area of activity of the company for which you were indicated. 17. Check the professional experience below that you have: (art. 28, item IV of Decree 8,945/16)* a.( ) 10 years in the public or private sector, in the area of activity of the state-owned company Experience in the company's area of activity means the exercise of profession/function in the same branch of activity in which the company is inserted or operates in the market: infrastructure sector, financial sector, information technology area, etc. b. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the public sector should be interpreted as any position in commission or trust function held among those listed as Management Group Positions and Superior Counsel (DAS) or Commissioned Functions of the Executive Branch (FCPE), including the exercise of positions and equivalent functions within the other Powers (Legislative and Judiciary) or even within other national political entities (States), Municipalities and Federal District), precisely because the exercise of commissioned position or function of trust corresponds to the practice of attributions of head of the public squad. c. ( ) 10 years in the public sector in an area related to the position for which he was appointed as a director superior; Experience in a related field for which the candidate has been nominated means the prior exercise of similar or equivalent duties to which he/she is being assigned designated by higher direction. According to the legal area understandings of the Ministry of Economy, the function of senior management in the sector private should be interpreted as any leading function. d. ( ) 04 years in a management position (board of directors, board of directors or audit committee) in an undertaking of a size or object similar to that of the state-owned company;** e. ( ) 04 years in senior management (two non-statutory hierarchical levels of the company) in an undertaking of a size or object similar to that of the state-owned company;** f. ( ) 04 years in a position equivalent to DAS-4 or higher in a legal person governed by domestic public law; g. ( ) 04 years as a teacher or researcher, of superior level, in the area of performance of the state-owned company; h. ( ) 04 years as a liberal professional in an activity related to the area of activity of the state company. *Present as supporting documents ( a - h items): - Appointment and dismissal acts (preferably SIAPE extract with the effective count of exercise); - Declaration of the company/body/institution; - Records in work portfolio; 200

- Other evidence of effective exercise as a self-employed person. **Additionally, for items d and e , demonstrate that the company in which you acted is of size or object similar to the state one. And, for the item e , also prove that the occupied senior management is in the two higher non-statutory hierarchical levels of the company. 18. Of the items indicated in item 17, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 19. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16) *Present as supporting documents: - Copy of the graduate diploma, Master or Doctorate (front and back); - Declaration of completion of courses; - Article(s) published; - Declaration of the company/organization of professional work developed. 20. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * The notorious knowledge can be recognized, by way of example, with the following trainings or experiences: a) Post-graduation, Master or Doctorate compatible with the position for which it was indicated; or b) published articles, professional work developed compatible with the position for which it was indicated; or (c) Extension courses compatible with the position for which he was appointed. 21. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 22. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 23. Law 13.303/16, art. 17, § 2, items I to V and Decree 8,945/16, art. 29, items I to Does it fit? XI ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? 201 - Other evidence of effective exercise as a self-employed person. **Additionally, for items d and e , demonstrate that the company in which you acted is of size or object similar to the state one. And, for the item e , also prove that the occupied senior management is in the two higher non-statutory hierarchical levels of the company. 18. Of the items indicated in item 17, describe the experience most associated to the position of administrator:* ____________________________________________________ *Indicate only the main one. Examples: a) employee; b) Chief Officer; c) general coordinator; d) professor of economics; e) lawyer 19. Do you have a well-known knowledge compatible with the position for which you have been appointed? ( ) Yes ( ) No (Decree 8,945/16) *Present as supporting documents: - Copy of the graduate diploma, Master or Doctorate (front and back); - Declaration of completion of courses; - Article(s) published; - Declaration of the company/organization of professional work developed. 20. What is the most associated element to indicate your significant knowledge compatible with the position of administrator?* ___________________________________________________________________________________ * The notorious knowledge can be recognized, by way of example, with the following trainings or experiences: a) Post-graduation, Master or Doctorate compatible with the position for which it was indicated; or b) published articles, professional work developed compatible with the position for which it was indicated; or (c) Extension courses compatible with the position for which he was appointed. 21. Is a resident of Brazil (a mandatory requirement only for the appointment of a Executive Officer): ( ) Yes ( ) No 22. It complies with the requirements of the state-owned company Bylaws, which was read and verified by the nominee: ( ) Yes ( ) No C. IRREPROACHABLE CONDUCT AND PROHIBITIONS 23. Law 13.303/16, art. 17, § 2, items I to V and Decree 8,945/16, art. 29, items I to Does it fit? XI ( ) Yes ( ) No I - is the representative of the regulatory body to which the state-owned company is subject? ( ) Yes ( ) No II - is a Minister of State, State Secretary or Municipal Secretary? ( ) Yes ( ) No III - holds at-will appointment in the federal public administration, directly or indirectly, without a permanent relationship with the public service? (applies to a retired public servant or employee who holds a direct or indirect federal public administration at-will appointment) ( ) Yes ( ) No IV - is a statutory officer of a political party, even if a licensed one? ( ) Yes ( ) No IV - holds a mandate in the Legislature of any federative body, even if a licensed one? ( ) Yes ( ) No V - is a blood relative or similar, to the third degree of the persons mentioned in subsections I to IV? 201

( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 24. Supplementary Law no 64/1990, art. 1-I: Clean record and Decree 8,945/16, art. 29, item XI ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves 202 ( ) Yes ( ) No VI - is a person who has, for the last thirty-six months, acted as a participant in the political party's decision-making structure? ( ) Yes ( ) No VII - is a person who has worked, in the last thirty-six months, in organizing, structuring and conducting an electoral campaign? ( ) Yes ( ) No VIII - is a person holding a position in trade union organization? ( ) Yes ( ) No IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment? ( ) Yes ( ) No X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself? Does it fit? 24. Supplementary Law no 64/1990, art. 1-I: Clean record and Decree 8,945/16, art. 29, item XI ( ) Yes ( ) No a) is a person that can not take voter's title, or is illiterate; ( ) Yes ( ) No b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of sections I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of office of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight years following at the end of the legislature; ( ) Yes ( ) No c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held during the remaining period and eight (8) years following the end of the term for which he/she was elected? ( ) Yes ( ) No d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years? ( ) Yes ( ) No e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law provides for deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band; ( ) Yes ( ) No f) was declared unworthy of officership, or incompatible for a period of eight (8) years; ( ) Yes ( ) No g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition? ( ) Yes ( ) No h) was officeholder in direct, indirect or foundational administration, benefiting themselves 202 or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 25. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? 26. By Laws and Court of Auditors of the Union (TCU): Does it fit? 203 or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years? ( ) Yes ( ) No i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree? ( ) Yes ( ) No j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election? ( ) Yes ( ) No k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature? ( ) Yes ( ) No l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for felonious act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence? ( ) Yes ( ) No m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary? ( ) Yes ( ) No n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud? ( ) Yes ( ) No o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary? ( ) Yes ( ) No p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision? ( ) Yes ( ) No q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years? Does it fit? 25. Law 6,404/76, art. 147: Corporate Law ( ) Yes ( ) No § 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices? ( ) Yes ( ) No § 2 - is considered a disqualified person by an act of the Securities and Exchange Commission? * SEC website, in the link of Sanctioning Action - Advanced Search ( ) Yes ( ) No § 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, management or audit committees? ( ) Yes ( ) No § 3 (...): II - has conflicting interests with the company? 26. By Laws and Court of Auditors of the Union (TCU): Does it fit? 203

( ) Yes ( ) No a) does fits into any fence provided for in the company's bylaws? ( ) Yes ( ) No b) is included in the list of persons responsible to whom the TCU has declared Irregulars, Inactive and Disabled? * TCU website, in the link Services and Inquiries - Irregular, Inactive and Disabled I understand that they constitute a conflict of interest in the exercise of office or employment in the situations below, contained in Article 5 of Law 12.813/13, are within the scope of the Federal Executive Branch: I - disclose or make use of privileged information, for one's own benefit or that of a third party, obtained as a result of the activities performed; II - to exercise activities that imply the rendering of services or the maintenance of a business relationship with an individual or legal entity who has an interest in the decision of the public official or collegiate in which he or she participates; III - carry out, directly or indirectly, an activity that by reason of its nature is incompatible with the duties of the position or employment, considering as such, the activity developed in related areas or matters; IV - acting, even if informally, as a proxy, consultant, advisor or intermediary of private interests in the bodies or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities; V - perform an act in the interest of a legal entity in which the public agent, his spouse, companion or relatives, inbred or alike, in a straight or collateral line up to the third degree, and who may benefit from it or influence in his acts of management; VI - to receive a gift from anyone interested in the decision of the public agent or collegiate in which he participates outside the limits and conditions laid down in the Regulation; and VII - to render services, even if occasional, the company whose activity is controlled, supervised or regulated by the entity to which the public agent is bound. Aware of the possible civil, administrative and criminal penalties, that any statements false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the Requirements Analysis, Seals and Evaluation. Place and Date Signature of the Nominee SEST/ME: Updated on 01.16.2020. 204 ( ) Yes ( ) No a) does fits into any fence provided for in the company's bylaws? ( ) Yes ( ) No b) is included in the list of persons responsible to whom the TCU has declared Irregulars, Inactive and Disabled? * TCU website, in the link Services and Inquiries - Irregular, Inactive and Disabled I understand that they constitute a conflict of interest in the exercise of office or employment in the situations below, contained in Article 5 of Law 12.813/13, are within the scope of the Federal Executive Branch: I - disclose or make use of privileged information, for one's own benefit or that of a third party, obtained as a result of the activities performed; II - to exercise activities that imply the rendering of services or the maintenance of a business relationship with an individual or legal entity who has an interest in the decision of the public official or collegiate in which he or she participates; III - carry out, directly or indirectly, an activity that by reason of its nature is incompatible with the duties of the position or employment, considering as such, the activity developed in related areas or matters; IV - acting, even if informally, as a proxy, consultant, advisor or intermediary of private interests in the bodies or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities; V - perform an act in the interest of a legal entity in which the public agent, his spouse, companion or relatives, inbred or alike, in a straight or collateral line up to the third degree, and who may benefit from it or influence in his acts of management; VI - to receive a gift from anyone interested in the decision of the public agent or collegiate in which he participates outside the limits and conditions laid down in the Regulation; and VII - to render services, even if occasional, the company whose activity is controlled, supervised or regulated by the entity to which the public agent is bound. Aware of the possible civil, administrative and criminal penalties, that any statements false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the Requirements Analysis, Seals and Evaluation. Place and Date Signature of the Nominee SEST/ME: Updated on 01.16.2020. 204

ANNEX II FORM Registration of Additional Integrity Requirements Applicable to nominations for Fiscal Directors, Board Members, Members External members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Owners of Petrobras' General Structure INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information. 205 ANNEX II FORM Registration of Additional Integrity Requirements Applicable to nominations for Fiscal Directors, Board Members, Members External members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Owners of Petrobras' General Structure INFORMATION OF THE POSITION INTENDED POSITION INTENDED: COMPANY: ASSIGNMENT OF POSITION: STATUTORY MANDATE☐ MANAGEMENT FUNCTION☐ OTHERS☐ CANDIDATE INFORMATION NAME: Enrollment number: CPF: Marital Status: ID no: Date of issue/Issuing agency: Date of birth: Natural of (City/State): Father’s name: Mother’s name: Responsible for appointment¹: Care of²: ¹ Field for the use of Petrobras nominees. ² Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information. 205

Additional Integrity Requirements	
I) Clean record - CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No
It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	

206

Was convicted, in second instance, in criminal proceedings, in Brazil or ( ) Yes ( ) No abroad, related to the activity to be performed. Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than ( ) Yes ( ) No criminal, since related to the activity to be performed. Has been fined in a final decision in the scope of external control, ( ) Yes ( ) No regulation and control organs in the last 5 years. VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras Currently holds 3 or more positions on Boards of Directors or Tax Boards (a) of Petrobras (a) subsidiaries, controlled and affiliated companies ? ( ) Yes ( ) No Indicate the companies and if any is in liquidation: Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras’ subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? (a) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation. Attached documents to prove the additional requirements: Requirements Means of verification Commercial and financial issues and • Petrobras may request the submission of additional Legal and/or Administrative Proceedings documents, if any self-declaration incompatibility of the indicated or during the process of verifying the conformity of the indication. Identification documents • Copy of CPF and ID card • Copy of Marriage Certificate Tax debts (federal, state or municipal) • Negative or positive certificates with effects of negative, of federal tax/tax liabilities, state and municipal of your home in the last 5 (five) years. Aware of the possible civil, administrative and criminal penalties, that any declarations false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the People Committee. ______________________ _________________________________ Place and date Signature of the Nominee 207 Was convicted, in second instance, in criminal proceedings, in Brazil or ( ) Yes ( ) No abroad, related to the activity to be performed. Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than ( ) Yes ( ) No criminal, since related to the activity to be performed. Has been fined in a final decision in the scope of external control, ( ) Yes ( ) No regulation and control organs in the last 5 years. VII) Indication in positions on Boards of Directors or Tax Board of the subsidiaries, controlled companies and affiliates of Petrobras Currently holds 3 or more positions on Boards of Directors or Tax Boards (a) of Petrobras (a) subsidiaries, controlled and affiliated companies ? ( ) Yes ( ) No Indicate the companies and if any is in liquidation: Currently receives compensation in two (2) of the Board of Directors or Tax Board of Petrobras’ subsidiaries, controlled and affiliated ( ) Yes ( ) No (a) companies ? (a) Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Tax Boards of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation. Attached documents to prove the additional requirements: Requirements Means of verification Commercial and financial issues and • Petrobras may request the submission of additional Legal and/or Administrative Proceedings documents, if any self-declaration incompatibility of the indicated or during the process of verifying the conformity of the indication. Identification documents • Copy of CPF and ID card • Copy of Marriage Certificate Tax debts (federal, state or municipal) • Negative or positive certificates with effects of negative, of federal tax/tax liabilities, state and municipal of your home in the last 5 (five) years. Aware of the possible civil, administrative and criminal penalties, that any declarations false information may result, I submit that the information provided and the attached evidence are accurate, true and without erasures of any kind, and can be used by the People Committee. ______________________ _________________________________ Place and date Signature of the Nominee 207

ANNEX III Declaration of independence (Article 36, Paragraph 1 of Decree No. 8.945/16, Rules of the Outstanding State-Owned Companies Governance Program of B3 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - Do you have or have had, in the last 3 (three) years, a relationship with Petrobras or with your subsidiaries based in Brazil, except for the participation in the Board of Directors of Petrobras or the participation in its capital stock? ( ) yes ( ) no II - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no III - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no IV - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no V - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VI - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 208 ANNEX III Declaration of independence (Article 36, Paragraph 1 of Decree No. 8.945/16, Rules of the Outstanding State-Owned Companies Governance Program of B3 and Rules of Corporate Governance Level 2 Listing) In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Securities and Exchange Commission, we request answering the following questions: I - Do you have or have had, in the last 3 (three) years, a relationship with Petrobras or with your subsidiaries based in Brazil, except for the participation in the Board of Directors of Petrobras or the participation in its capital stock? ( ) yes ( ) no II - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no III - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction) ( ) yes ( ) no IV - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates? ( ) yes ( ) no V - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VI - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil? ( ) yes ( ) no VII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital? ( ) yes ( ) no 208

S T A T E M E N T I STATE, for the due purposes, that: ( ) YES, I am an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. ( ) NO, I am not an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. [city], [month] [day], 2020. [SIGNATURE] [FULL NAME] [TITLE] 209 S T A T E M E N T I STATE, for the due purposes, that: ( ) YES, I am an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. ( ) NO, I am not an Independent Board Member, pursuant to the criteria listed above and set out in art. 36, paragraph 1 of Decree No. 8.945, of December 27, 2016, the Rules of Outstanding State-Owned Companies Governance Program of B3 and the Rules of Corporate Governance Level 2 Listing. [city], [month] [day], 2020. [SIGNATURE] [FULL NAME] [TITLE] 209

ANNEX IV Statement of Eligibility and Unblemished Reputation - Publicly-held Companies Applicable to nominations for Directors and Executive Officers. I hereby declare, under the terms of the law (Article 147 of Law 6404/76): Personal Information and Contact Full Name: ID: Issuer: Issuance Date: Tax ID (CPF) : Domicile(s) in which, if appointed administrator, you will receive summonses and subpoenas in administrative and judicial proceedings relating to acts of management which will be deemed to have been fulfilled by delivery to the indicated domicile, which may only be changed by communication to the company. Address 1: Address 2: Address 3: I - I am barred by special law, or convicted of bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal ( ) Yes ( ) No penalty that forbids, even temporarily, access to public positions, as provided in Paragraph 1 of Article 147 of Law No. 6404/76; II - I am hereby sentenced to temporary suspension or disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management ( ) Yes ( ) No positions in a publicly-held company, as established in Paragraph 2 of Article 147 of Law 6404/76; III - I comply with the requirement of unblemished reputation established by paragraph 3 of art. 147 of Law 6404/76; ( ) Yes ( ) No IV - I hold a position in a company that may be considered a competitor of the company, and I have or represent, an ( ) Yes ( ) No interest conflicting with that of the company, in the form of items I and II of paragraph 3 of art. 147 of Law no. 6,404/76*. 210 ANNEX IV Statement of Eligibility and Unblemished Reputation - Publicly-held Companies Applicable to nominations for Directors and Executive Officers. I hereby declare, under the terms of the law (Article 147 of Law 6404/76): Personal Information and Contact Full Name: ID: Issuer: Issuance Date: Tax ID (CPF) : Domicile(s) in which, if appointed administrator, you will receive summonses and subpoenas in administrative and judicial proceedings relating to acts of management which will be deemed to have been fulfilled by delivery to the indicated domicile, which may only be changed by communication to the company. Address 1: Address 2: Address 3: I - I am barred by special law, or convicted of bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal ( ) Yes ( ) No penalty that forbids, even temporarily, access to public positions, as provided in Paragraph 1 of Article 147 of Law No. 6404/76; II - I am hereby sentenced to temporary suspension or disqualification applied by the Securities and Exchange Commission, which renders me ineligible for management ( ) Yes ( ) No positions in a publicly-held company, as established in Paragraph 2 of Article 147 of Law 6404/76; III - I comply with the requirement of unblemished reputation established by paragraph 3 of art. 147 of Law 6404/76; ( ) Yes ( ) No IV - I hold a position in a company that may be considered a competitor of the company, and I have or represent, an ( ) Yes ( ) No interest conflicting with that of the company, in the form of items I and II of paragraph 3 of art. 147 of Law no. 6,404/76*. 210

* For the purposes of item IV above, a person is presumed to have an interest conflicting with that of the company, cumulatively: I - has been elected by a shareholder who has also elected a board member in a competing company; and II - maintains a bond of subordination with the shareholder who elected him/her. In the event the response to item IV above is not completed, the declarant must clarify in detail the reasons that prevent the declaration. ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ I am aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee. ____________________________ ____________________________________ Place and date Signature of the appointed person 211 * For the purposes of item IV above, a person is presumed to have an interest conflicting with that of the company, cumulatively: I - has been elected by a shareholder who has also elected a board member in a competing company; and II - maintains a bond of subordination with the shareholder who elected him/her. In the event the response to item IV above is not completed, the declarant must clarify in detail the reasons that prevent the declaration. ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ ___________________________________________________________________________________ I am aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee. ____________________________ ____________________________________ Place and date Signature of the appointed person 211

ANNEX V Information on shareholdings Applicable to nominations for Board of Directors, Executive Board, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras Personal Information and Contact Full Name: ID: Issuance Date: Tax ID (CPF): Information on shareholdings held by the indicated*: CNPJ or equivalent Shareholding held Corporate name: identification in the country (percentages in relation to of registration: total and voting capital): 212 ANNEX V Information on shareholdings Applicable to nominations for Board of Directors, Executive Board, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras Personal Information and Contact Full Name: ID: Issuance Date: Tax ID (CPF): Information on shareholdings held by the indicated*: CNPJ or equivalent Shareholding held Corporate name: identification in the country (percentages in relation to of registration: total and voting capital): 212

* Information on non-significant shareholdings in publicly traded corporations that do not have the potential to generate a conflict of interest with Petrobras is waived. Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee. ______________________ _________________________________ Place and date Signature of the appointed person 213 * Information on non-significant shareholdings in publicly traded corporations that do not have the potential to generate a conflict of interest with Petrobras is waived. Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee. ______________________ _________________________________ Place and date Signature of the appointed person 213

ANNEX VI DECLARATION In compliance with the provisions of Instruction No. 367 of May 29, 2002, of the Securities Commission, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law: I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even temporarily, access to public positions, as provided for in paragraph 1 of Article 147 of Law 6.404/76; II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Securities and Exchange Commission, which renders me ineligible for the management positions of a publicly held company, as established in paragraph 2 of article 147 of Law 6404/76; III - I comply with the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76; IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, a conflicting interest with that of the Company, pursuant to items I and II of Paragraph 3 of Article 147 of Law 6,404/76. [Local], [date]. ______________________________________________ [name] 214 ANNEX VI DECLARATION In compliance with the provisions of Instruction No. 367 of May 29, 2002, of the Securities Commission, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law: I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even temporarily, access to public positions, as provided for in paragraph 1 of Article 147 of Law 6.404/76; II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Securities and Exchange Commission, which renders me ineligible for the management positions of a publicly held company, as established in paragraph 2 of article 147 of Law 6404/76; III - I comply with the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76; IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, a conflicting interest with that of the Company, pursuant to items I and II of Paragraph 3 of Article 147 of Law 6,404/76. [Local], [date]. ______________________________________________ [name] 214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer